Exhibit 2.1

Execution Version

TRANSACTION AGREEMENT

by and among

GENMAB A/S,

GENMAB HOLDING II B.V.

and

MERUS N.V.

Dated as of September 29, 2025

i

ii

Annex I – Offer Conditions

Exhibit A – Principles of Amended Articles of Association after Conversion

Exhibit B – Form of Back-End Merger Deed

Exhibit C – Form of Back-End Merger Notes

Exhibit D – Form of Back-End Merger Proposal

iii

This TRANSACTION AGREEMENT (this “Agreement”), dated as of September 29, 2025 (the “Agreement Date”), is made by and among Genmab A/S, a public limited liability company (Aktieselskab) organized under the Laws of Denmark (“Parent”), Genmab Holding II B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the Laws of The Netherlands and a wholly owned Subsidiary of Parent (“Purchaser”), and Merus N.V., a public limited liability company (naamloze vennootschap) organized under the Laws of The Netherlands (the “Company” and together with Parent and Purchaser, collectively, the “parties” and each individually a “party”). All capitalized terms used in this Agreement will have the meanings assigned to such terms in Section 7.03 or as otherwise defined elsewhere in this Agreement.

RECITALS

WHEREAS, Parent and Purchaser desire that Purchaser acquire the Company on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the board of directors (bestuur) of the Company (the “Company Board”) has unanimously (a) determined that, on the terms and subject to the conditions set forth in this Agreement, this Agreement, the Offer, the Back-End Transactions and the other Transactions to be consummated by the Company are in the best interests of the Company and the sustainable success of its business, having considered the interests of its shareholders, employees and other relevant stakeholders, (b) duly authorized and approved the execution and delivery of this Agreement, and the performance by the Company of its obligations under this Agreement and the consummation by the Company of the Offer, the Back-End Transactions and the other Transactions to be consummated by the Company, (c) resolved, subject to Section 5.02(e), to support the Offer and the other Transactions, to recommend acceptance of the Offer by the Company’s shareholders and to recommend that the Company’s shareholders vote for approval and adoption of the matters set forth in Section 1.04(a), and (d) resolved that the Company shall pursue the Transactions on the terms, and subject to the provisions, of this Agreement;

WHEREAS, the board of directors of Purchaser has unanimously duly authorized and approved the execution and delivery of this Agreement, and the performance by Purchaser of its obligations under this Agreement and the consummation by Purchaser of the Offer, the Back-End Transactions and the other Transactions to be consummated by Purchaser;

WHEREAS, the board of directors of Parent (the “Parent Board”) has unanimously duly authorized and approved the execution and delivery of this Agreement, and the performance by Parent of its obligations under this Agreement and the consummation by Parent of the Transactions to be consummated by it;

WHEREAS, the Company has entered into an agreement with Stichting Continuïteit Merus (the “Protection Foundation”), dated May 18, 2016, as amended on November 2, 2017 and further amended on August 27, 2018 (the “Foundation Option Agreement”), pursuant to which the Protection Foundation has the right, on the terms and subject to the conditions of the Foundation Option Agreement, to subscribe for such number of Preferred Shares which is equal to the lower of (a) the total number of shares (of whichever class) in the issued share capital of the Company when such subscription right is exercised, less the number of Preferred Shares already held by the Protection Foundation at that time (if any) and less one and (b) the maximum number of Preferred Shares that may be issued under the Company’s authorized share capital, without approval of the general meeting of shareholders or the Company Board (the “Foundation Call Option”);

WHEREAS, concurrently with the execution and delivery of this Agreement, and as an inducement to Parent and Purchaser to enter into this Agreement, the Company and the Protection Foundation have entered into a foundation support agreement, pursuant to which the Protection Foundation agrees, among other things, that during the term of this Agreement, the Protection Foundation shall not exercise the Foundation Call Option and that the Foundation Option Agreement, including the Foundation Call Option, shall terminate with effect from the Closing;

WHEREAS, the Company and Purchaser have discussed and agreed as to the manner and timing of the disclosure of the Transactions and the communications with the relevant employee representative bodies and agreed to initiate the notification and consultation procedures with respect to the Transactions pursuant to (i) the Dutch Social and Economic Council’s Merger Code 2015 (SER Fusiegedragsregels 2015) (the “Merger Code”) and (ii) the Dutch Works Council Act (Wet op de ondernemingsraden) (the “WCA”), in each case, as promptly as reasonably practicable after the Agreement Date on the terms, and subject to the provisions, of this Agreement; and

WHEREAS, on the terms and subject to the conditions (including the Minimum Condition) set forth in this Agreement, Purchaser has agreed to commence a tender offer to purchase any and all of the issued and outstanding common shares, nominal value €0.09 per share, in the capital of the Company (each, a “Common Share,” and collectively, the “Common Shares”) in exchange for $97.00 per Common Share, in cash (such amount, the “Offer Consideration,” and such tender offer, as it may be amended from time to time as permitted by this Agreement, the “Offer”), without interest and subject to any applicable withholding Taxes pursuant to Section 1.09.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Purchaser and the Company hereby agree as follows:

ARTICLE I

THE OFFER

SECTION 1.01 The Offer.

(a) Unless this Agreement shall have been validly terminated in accordance with Section 6.01, and provided that the Company is prepared (in accordance with Section 1.02(b)) to file the Schedule 14D-9 on the same date as Purchaser commences the Offer, Purchaser shall, and Parent shall cause Purchaser to, commence (within the meaning of Rule 14d-2 promulgated under the Exchange Act) the Offer as promptly as reasonably practicable following the Agreement Date and in no event later than the fifteenth (15th) Business Day following the Agreement Date, unless such other date shall have been agreed between Parent and the Company in writing. The obligations of Purchaser to accept for payment, and pay for, any Common Shares validly tendered and not properly withdrawn pursuant to the Offer shall be subject only to the satisfaction or written waiver (to the extent permitted under applicable Law and this Agreement) of the conditions set forth in Annex I (the “Offer Conditions,” each, an “Offer Condition”). The date on which Purchaser commences the Offer is referred to as the “Offer Commencement Date.”

(b) In accordance with the terms and conditions of this Agreement and subject to the satisfaction or written waiver (to the extent such waiver is not prohibited by applicable Law or this Agreement) of the Offer Conditions, Purchaser shall (and Parent shall cause Purchaser to), promptly following the Expiration Time (but in any event within two (2) Business Days thereafter), irrevocably accept for payment (the time of acceptance for payment, the “Acceptance Time”) and, at the Acceptance Time, pay (by delivery of funds to the depositary for the Offer) for all Common Shares validly tendered and not properly withdrawn pursuant to the Offer as of the Acceptance Time (the “Closing”). The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”. The Offer Consideration payable in respect of each Common Share pursuant to the first sentence of this Section 1.01(b) shall be paid (via the depositary for the Offer) to the seller of such Common Share in cash, without interest, net of any applicable withholding Tax pursuant to Section 1.09, on the terms and subject to the conditions of this Agreement. The Company shall register (and shall instruct its transfer agent to register) the transfer of the Common Shares irrevocably accepted for payment by Purchaser effective immediately after the Acceptance Time; provided that Purchaser shall have paid for such Common Shares (via the depositary for the Offer).

(c) Purchaser expressly reserves the right at any time to, in its sole discretion, waive, in whole or in part, any of the Offer Conditions and to modify or amend the terms of, or conditions to, the Offer (to the extent such waiver, modification or amendment is not prohibited by applicable Law or this Agreement); provided that, without the prior written consent of the Company, in its sole discretion, Purchaser shall not (and Parent shall cause Purchaser not to):

(i) waive or amend the Minimum Condition (except to the extent permitted in paragraph (A) of Annex I);

(ii) change the condition set forth in paragraphs (B), (C) or (K) of Annex I.

(iii) decrease the Offer Consideration;

(iv) change the form of consideration to be paid in the Offer;

(v) decrease the number of Common Shares sought to be purchased in the Offer;

(vi) extend or otherwise change the Expiration Time, except as otherwise expressly provided in this Agreement; or

(vii) impose additional Offer Conditions or otherwise amend, modify or supplement any of the Offer Conditions or terms of the Offer in a manner adverse to the holders of Common Shares or that would prevent or materially delay the ability of Parent or Purchaser to consummate any of the Transactions.

(d) The Offer shall initially expire at 5:00 p.m. (New York City time), or at such other time as the parties may mutually agree, on the date that is the thirty-fifth (35th) Business Day (calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act) following the commencement of the Offer (provided that in no event shall such initial expiration time occur prior to the date of the EGM) (such initial expiration date and time of the Offer, the “Initial Expiration Time”) or, if the Offer has been extended pursuant to and in accordance with Section 1.01, the date and time to which the Offer has been so extended (the Initial Expiration Time, or such later expiration date and time to which the Offer has been so extended, the “Expiration Time”). Notwithstanding anything to the contrary herein, in the event that the Company does not deliver its Q3 Form 10-Q (as defined herein) to Parent in draft form on or before October 27, 2025 or fails to file the Q3 Form 10-Q with the SEC on or before October 31, 2025, then the Expiration Time shall occur no earlier than 5:00 p.m. (New York City time) on January 23, 2026, unless the Financing or any Alternative Financing is consummated in full (including if the proceeds of the Financing or any Alternative Financing are placed into escrow upon consummation) prior to such date (the “10-Q Expiration Time Extension”).

(e) Subject to Article VI, Purchaser may or shall (in which case Parent shall cause Purchaser to), as applicable, extend the Offer from time to time as follows:

(i) Purchaser shall (and Parent shall cause Purchaser to) extend the Offer for the minimum period as required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”), the staff thereof or the Nasdaq applicable to the Offer or as may be necessary to resolve any comments of the SEC or Nasdaq, in each case, as applicable to the Offer, the Schedule 14D-9 or the Offer Documents;

(ii) if, at the then-scheduled Expiration Time, any of the Offer Conditions has not either been (A) satisfied or (B) waived by Purchaser (to the extent such waiver is not prohibited under this Agreement or applicable Law), then Purchaser shall (and Parent shall cause Purchaser to) extend the Offer on one or more occasions in consecutive periods of up to fifteen (15) Business Days (or such other duration as may be agreed to in writing by Purchaser and the Company) each (with each such period to end at 5:00 p.m. (New York City time), on the last Business Day of such period) in order to permit the satisfaction of such Offer Condition(s); provided that if Purchaser determines in good faith, after consultation with its outside legal counsel, that at any then-scheduled Expiration Time, the Offer Condition set forth in paragraph (B) or paragraph (C) of Annex I is not reasonably likely to be satisfied within such fifteen (15) Business Day extension period, then Purchaser may extend the Offer on such occasion for periods of up to twenty (20) Business Days; provided further that (x) Purchaser shall not be required to extend the Offer to a date later than the Outside Date (as the Outside Date may be extended pursuant to Section 6.01(b)(i)), (y) if the Minimum Condition is then-unsatisfied, but all other Offer Conditions are then-satisfied or waived (other than those Offer Conditions that are to be satisfied by action taken at the Acceptance Time; provided that such Offer Conditions shall then be capable of being satisfied if the Acceptance Time were to take place at the then-scheduled Expiration Time), Purchaser shall not be required to (but may elect to) extend the Offer on more than three (3) occasions in consecutive periods of up to fifteen (15) Business Days (or such other duration as may be agreed to in writing by Purchaser and the Company) each (with each such period to end at 5:00 p.m. (New York City time) on the last Business Day of such period) and (z) Purchaser shall not extend the Offer on more than three (3) occasions pursuant to Section 1.01(e)(ii)(y) without the prior written consent of the Company in its sole and absolute discretion;

(iii) if, at the then-scheduled Expiration Time, the Company brings or shall have brought any Action pursuant to Section 7.09 to enforce specifically the performance of the terms and provisions of this Agreement by Parent or Purchaser, the then-scheduled Expiration Time shall be extended (A) for the period during which such Action is pending or (B) by such other time period established by the court presiding over such action, as the case may be; or

(iv) Purchaser may extend the Offer to such other date and time as may be mutually agreed by Parent and the Company in writing.

provided, however, that the foregoing clauses (i) through (iv) of this Section 1.01(e) shall not be deemed to impair, limit or otherwise restrict in any manner the right of the parties to terminate this Agreement pursuant to and in accordance with the terms of Article VI.

(f) Following the Acceptance Time, Purchaser shall (and Parent shall cause Purchaser to) provide a subsequent offering period in accordance with Rule 14d-11 promulgated under the Exchange Act of not less than ten (10) Business Days (calculated in accordance with Rule 14d-1(g)(3) promulgated under the Exchange Act) (the “Subsequent Offering Period”). Purchaser shall (and Parent shall cause Purchaser to) promptly accept for payment and promptly pay for all Common Shares validly tendered during such Subsequent Offering Period. The final date on which Common Shares tendered during such Subsequent Offering Period are accepted for payment and paid for shall be referred to herein as the “Subsequent Closing Date.”

(g) The Offer may not be terminated prior to the Initial Expiration Time or the then-scheduled Expiration Time (as the same may be extended pursuant to (and subject to the limits on required extensions contained in) Section 1.01(e)) unless this Agreement is validly terminated pursuant to Article VI. If this Agreement is validly terminated pursuant to Article VI, Purchaser shall (and Parent shall cause Purchaser to) promptly (and in any event within one (1) Business Day following such valid termination) terminate the Offer and not acquire any Common Shares pursuant thereto. If the Offer is validly terminated by Purchaser in accordance with this Agreement prior to the acceptance for payment and payment for Common Shares tendered pursuant to the Offer, Purchaser shall (and Parent shall cause Purchaser to) promptly return, and shall cause any depositary acting on behalf of Purchaser to return, in accordance with applicable Law, all tendered Common Shares to the registered holders thereof. Nothing in this Section 1.01(g) shall affect any termination rights under Article VI. Notwithstanding any other provision in this Agreement to the contrary (but subject to Section 1.01(e)(iii)), in no event shall Parent or Purchaser extend the Offer beyond the Outside Date without the prior written consent of the Company in its sole and absolute discretion.

(h) As soon as practicable on the Offer Commencement Date, Parent and Purchaser shall (i) file with the SEC a Tender Offer Statement on Schedule TO with respect to the Offer (together with all amendments and supplements thereto and including exhibits thereto, the “Schedule TO”), which shall contain or incorporate by reference an offer to purchase and a related letter of transmittal and other appropriate ancillary offer documents required to be included therein (such Schedule TO and the documents included therein pursuant to which the Offer will be made, together with any amendments or supplements thereto and including exhibits thereto, the “Offer Documents”), (ii) deliver a copy of the Offer Documents to the Company at its principal executive offices in accordance with Rule 14d-3(a) promulgated under the Exchange Act, (iii) give telephonic notice to Nasdaq of the information required by Rule 14d-3 promulgated under the Exchange Act, and mail by means of first class mail a copy of the Offer Documents, to Nasdaq in accordance with Rule 14d-3(a) promulgated under the Exchange Act; and (iv) cause the Offer Documents to be disseminated to holders of Common Shares to the extent required by applicable United States federal securities Laws and any other applicable Law. The Company shall promptly furnish to Parent and Purchaser in writing all information concerning the Company required by the Exchange Act and applicable Law, or as reasonably requested by Parent, to be set forth in the Offer Documents. Each of Parent and Purchaser, on the one hand, and the Company, on the other hand, agrees promptly to correct any information provided by it for inclusion or incorporation by reference in the Schedule TO and the other Offer Documents if and to the extent that such information shall have become (or shall have become known to be) false or misleading in any material respect. Parent and Purchaser shall take all necessary steps to cause the Schedule TO as so corrected to be filed with the SEC and the Offer Documents as so corrected to be disseminated to holders of Common Shares, in each case to the extent required by applicable United States federal securities Laws and any other applicable Law, or by the SEC, its staff or Nasdaq. Except in connection with an Acquisition Proposal or an Adverse Recommendation Change, Parent and Purchaser shall provide the Company and its counsel a reasonable opportunity to review and comment on the Schedule TO and the other Offer Documents each time before any such document is filed with the SEC, and Parent and Purchaser shall consider in good faith including in such document (and any amendments thereto) all comments reasonably proposed by the Company and its counsel. Except in connection with an Acquisition Proposal or an Adverse Recommendation Change, Parent and Purchaser shall, to the extent not prohibited under applicable Law, provide the Company and its counsel with (A) any comments or other substantive communications, whether written or oral, that Parent and Purchaser or their counsel may receive from time to time from the SEC or its staff or other Governmental Authorities with respect to the Schedule TO or the other Offer Documents promptly after receipt of those comments or other communications and (B) a reasonable opportunity to participate in the response of Parent and Purchaser to those comments and to provide comments on that response (and Parent and Purchaser shall consider in good faith including all comments reasonably proposed by the Company and its counsel), including by participating with Parent and Purchaser or their counsel in any substantive discussions or meetings with the SEC or other Governmental Authorities to the extent such participation is not prohibited by the SEC or other Governmental Authorities. In the event that Parent or Purchaser receives any comments from the SEC or its staff, or other Governmental Authorities, with respect to the Schedule TO or the other Offer Documents, Parent and Purchaser shall use their reasonable best efforts to respond as promptly as practicable to such comments, subject to the foregoing consultation rights of the Company with respect to such response.

SECTION 1.02 Company Action.

(a) The Company shall promptly (and in any event within five (5) Business Days following the Agreement Date) furnish Parent and Purchaser with (i) a list of its shareholders and mailing labels containing the names and addresses of its record holders of Common Shares, (ii) any available listing and computer file containing the names and addresses of all record holders of Common Shares and lists of securities positions of Common Shares held in stock depositories and (iii) copies of all lists of shareholders, security position listings and computer files in the Company’s possession or control regarding the beneficial owners of Common Shares, in each case as of the most recent practicable date, and shall provide to Parent and Purchaser such additional information (including updated lists of shareholders, mailing labels and lists of securities positions) and such other assistance as Parent or Purchaser may reasonably request in connection with the Offer. In the event that the Company is prohibited from providing any such information, it shall request permission from the applicable shareholders to provide such information to Parent and Purchaser. Except as required by applicable Law, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Offer, prior to the Closing, (i) Parent and its Affiliates and Representatives shall hold in confidence the information contained in such labels, listings and files, (ii) Parent, Purchaser and their respective Affiliates and Representatives shall use such information only in connection with the Transactions and only in the manner provided by this Agreement and (iii) if this Agreement is terminated or the Offer is withdrawn or expires without the purchase of any Common Shares, Parent and Purchaser shall return or destroy, or cause to be returned or destroyed, all copies and any extracts or summaries from all such information, in each case, subject to and in accordance with the Confidentiality Agreement.

(b) On the Offer Commencement Date, the Company shall, concurrently with the filing of the Schedule TO, file with the SEC and disseminate to holders of Common Shares, in each case as and to the extent required by applicable United States federal securities Laws and any other applicable Law, a Solicitation/Recommendation Statement on Schedule 14D-9 (together with any amendments or supplements thereto and including exhibits thereto, the “Schedule 14D-9”) that, subject to Section 5.02(e), shall reflect the Company Board Recommendation. Parent and Purchaser shall promptly furnish to the Company in writing all information concerning Parent, Purchaser or any of their applicable Affiliates required by the Exchange Act and applicable Law to be set forth in the Schedule 14D-9, or as reasonably requested by the Company. Each of the Company, on the one hand, and Parent and Purchaser, on the other hand, agrees promptly to correct any information provided by it for inclusion or incorporation by reference in the Schedule 14D-9 if and to the extent that it shall have become (or shall have become known to be) false or misleading in any material respect. The Company shall take all necessary steps to cause the Schedule 14D-9 as so corrected to be filed with the SEC and to be disseminated to holders of Common Shares, in each case to the extent required by applicable United States federal securities Laws and any other applicable Law, or by the SEC, its staff or Nasdaq. Except in connection with an Acquisition Proposal, an Adverse Recommendation Change or any disclosures made in compliance with Section 5.02(f), the Company shall provide Parent, Purchaser and their counsel reasonable opportunity to review and comment on the Schedule 14D-9 each time before it is filed with the

SEC, and the Company shall consider in good faith including in such document (and any amendments thereto) all comments reasonably proposed by Parent, Purchaser and their counsel. Except in connection with an Acquisition Proposal, an Adverse Recommendation Change or any disclosures made in compliance with Section 5.02(f), the Company shall provide Parent, Purchaser and their counsel with (i) any comments or other substantive communications, whether written or oral, that the Company or its counsel may receive from time to time from the SEC or its staff or other Governmental Authorities with respect to the Schedule 14D-9 promptly after receipt of those comments or other communications and (ii) a reasonable opportunity to participate in the Company’s response to those comments and to provide comments on that response (and the Company shall consider in good faith including all comments reasonably proposed by Parent, Purchaser and their counsel), including by participating with the Company or its counsel in any substantive discussions or meetings with the SEC or other Governmental Authorities to the extent such participation is not prohibited by the SEC or other Governmental Authorities. In the event that the Company receives any comments from the SEC or its staff with respect to the Schedule 14D-9, except in connection with an Acquisition Proposal, an Adverse Recommendation Change or any disclosures made in compliance with Section 5.02(f), the Company shall use its reasonable best efforts to respond as promptly as practicable to such comments, subject to the foregoing consultation rights of Parent and Purchaser with respect to such response. The consultation rights of Parent and Purchaser under this Section 1.02 shall terminate with respect to any matter reflecting the Company Board Recommendation at such time as the Company Board makes an Adverse Recommendation Change in accordance with this Agreement.

SECTION 1.03 Treatment of Company Equity Awards.

(a) At the Acceptance Time, each outstanding and unexercised option to subscribe for or purchase Common Shares granted under any Company Equity Plan or otherwise (each, a “Company Option”) that is outstanding immediately prior to the Acceptance Time, whether or not fully vested and exercisable and whether or not then subject to any performance or other conditions, will vest in full at the Acceptance Time without any further action on the part of the Company, Parent, Purchaser or any holder of Company Options. Each Company Option that is outstanding and unexercised immediately prior to the Closing with an exercise price per Common Share that is less than the Offer Consideration shall, without further action on the part of the holder thereof, be canceled immediately prior to the Closing and converted automatically into, and shall thereafter represent solely, the right to receive an amount in cash, without interest, equal to the product of (i) the amount by which the Offer Consideration exceeds the applicable exercise price per Common Share of such Company Option and (ii) the aggregate number of Common Shares underlying such Company Option. Each Company Option that is outstanding and unexercised immediately prior to the Closing with an exercise price per Common Share that is equal to or greater than the Offer Consideration shall, without further action on the part of the holder thereof, be canceled immediately prior to the Closing without the payment of consideration and the holder thereof shall have no further rights with respect thereto.

(b) The Company or its applicable Subsidiary shall (and Parent shall cause the Company or its applicable Subsidiary to) make all payments through its payroll system to former holders of Company Options required under Section 1.03(a), without interest and subject to any applicable Tax withholdings pursuant to Section 1.09 and authorized deductions, at or as promptly as practicable after the Closing, and in any event, no later than thirty (30) calendar days following the Closing; provided that no payment shall be accelerated to the extent it would result in the imposition of a penalty Tax under Section 409A of the Code, and instead, any such payment shall be made on the earliest date possible without resulting in the imposition of any such penalty Tax.

(c) Prior to the Closing, the Company shall (and shall use reasonable best efforts to cause the Company Board or any committee thereof administering any Company Equity Plan to) provide such notice, if any, to the extent required under the terms of any of the Company Equity Plans, obtain any necessary consents, adopt applicable resolutions, amend the terms of any of the Company Equity Plans or any outstanding awards thereunder and take all other appropriate actions to give effect the treatment of the Company Options in accordance with this Section 1.03.

SECTION 1.04 Extraordinary General Meeting.

(a) The Company shall hold an extraordinary General Meeting (the “EGM”) as promptly as practicable, but in any event within the later of (i) forty (40) days following the Proxy Clearance Date or the Proxy Waiting Period Expiration Date (as applicable) and (ii) five (5) Business Days after one (1) month has expired after the filing and announcement of the Back-End Merger Proposal and Back-End Merger Notes as contemplated by Section 1.04(f), to:

(i) adopt resolutions to, subject to (A) the Acceptance Time having occurred, (B) the Subsequent Offering Period having expired, and (C) the number of Common Shares validly tendered in accordance with the terms of the Offer (including, if applicable, Common Shares tendered during the Subsequent Offering Period) and not properly withdrawn, together with the Common Shares owned by Parent, Purchaser or any of their respective Affiliates, any Common Shares irrevocably and unconditionally (or conditionally only on the Closing having occurred) sold and committed to be transferred, but not yet transferred, to Purchaser in writing, representing at least the Back-End Threshold:

(A) if the Article 14b Tax Ruling has been obtained on or prior to the Subsequent Closing Date, (1) enter into the Back-End Merger as contemplated by and in accordance with the terms of the Back-End Merger Proposal and the Back-End Merger Notes and (2) approve, within the meaning of Section 2:107a of the DCC and to the extent required under applicable Law, the Back-End Merger and the Back-End Cancellation; and

(B) if the Article 14b Tax Ruling has not been obtained ultimately on the Subsequent Closing Date, (1) resolve to effect the Back-End Articles Amendment, and (2) resolve to effect the Back-End Conversion and Amendment effective promptly following the delisting of the Company and the Common Shares from Nasdaq,

(collectively, the “Back-End Transaction Resolutions”).

(ii) adopt one or more resolutions effective upon the Acceptance Time to provide full and final discharge to each member of the Company Board for their acts of management or supervision, as applicable, up to and including the date of the EGM to the fullest extent permitted under applicable Law (the “Discharge Resolutions”);

(iii) (A) discuss the nomination of the Purchaser Non-Executive Directors, (B) adopt one or more resolutions to make recommendations for nomination by the Company’s non-executive directors in connection with the proposed appointment of the Purchaser Non-Executive Directors and (C) adopt one or more resolutions, effective upon the Closing, to appoint the Purchaser Non-Executive Directors to replace the resigning non-executive members of the Company Board as contemplated by Section 1.05 (the resolutions referred to in clause (C), the “Governance Resolutions”); and

(iv) conduct such other business as may properly come before the EGM.

(b) As promptly as practicable after the Agreement Date, (i) but in no event later than the tenth (10th) Business Day following the Offer Commencement Date, the Company shall prepare and file with the SEC a preliminary proxy statement to be sent to the Company’s shareholders in connection with the EGM (the “Proxy Statement”) and any other appropriate materials for convening the EGM, and (ii) the Company shall prepare a convening notice for the EGM in a form as required by the Laws of The Netherlands and in a manner consistent with the Proxy Statement (together with the Proxy Statement and with any amendments and supplements thereto and any other documents required for convening the EGM, the “EGM Materials”), in each case, relating to the matters set forth in this Section 1.04. Subject to Section 5.02(e), the Company shall include the Company Board Recommendation in the EGM Materials that are required to include the Company Board Recommendation under applicable Law (and in any event, subject to Section 5.02(e), the Company shall include the Company Board Recommendation in the Proxy Statement). Parent and Purchaser shall promptly furnish to the Company in writing all information concerning Parent, Purchaser and any of their Affiliates reasonably required to be set forth in or incorporated by reference in the EGM Materials under applicable law, or as reasonably requested by the Company. Each of Parent and Purchaser agrees promptly to correct any information provided by it for inclusion or incorporation by reference in the EGM Materials if and to the extent that such information shall have become (or shall have become known to be) false or misleading in any material respect. Except to the extent anything in the EGM Materials relates to an Acquisition Proposal or an Adverse Recommendation Change, or in connection with any disclosures made in compliance with Section 5.02(f), the Company shall provide Parent, Purchaser and their counsel with a reasonable opportunity to review and comment on the EGM Materials (and any amendments thereto) each time prior to their filing with the SEC or dissemination to the Company’s shareholders, as applicable, and the Company shall consider in good faith including in the EGM Materials all comments reasonably proposed by Parent, Purchaser and their counsel. Except to the extent anything in the EGM Materials relates to an Acquisition Proposal or an Adverse Recommendation Change, or in connection with any disclosures made in compliance with Section 5.02(f), the Company shall provide Parent, Purchaser and their counsel, to the extent not prohibited under applicable Law, any comments or other substantive communications, whether written or oral, that the Company or its counsel may receive from time to time from the SEC or any other Governmental Authorities with respect to the EGM Materials promptly after receipt of those comments or other communications and a reasonable opportunity to participate in the Company’s response to those comments and to provide comments on that response (and the

Company shall consider in good faith including in such response all comments reasonably proposed by Parent, Purchaser and their counsel), including by participating with the Company or its counsel in any substantive discussions or meetings with the SEC or any other Governmental Authorities to the extent such participation is not prohibited by the SEC or the applicable Governmental Authority. The consultation rights of Parent and Purchaser under this Section 1.04(b) shall terminate with respect to any matter reflecting the Company Board Recommendation at such time as the Company Board makes an Adverse Recommendation Change in accordance with this Agreement. The Company shall cause the Proxy Statement in definitive form to be filed with the SEC and mailed to the Company’s shareholders as promptly as practicable following the expiration date of the ten (10) day waiting period contemplated by Rule 14a-6(a) (the “Proxy Waiting Period Expiration Date”), unless the SEC requests additional time to assess the Proxy Statement or the SEC notifies the Company that it intends to comment on the Proxy Statement, in which case mailing of the Proxy Statement to the Company’s shareholders shall occur as promptly as practicable following the date on which the SEC confirms that it has no comments (or no further comments) on the Proxy Statement (the “Proxy Clearance Date”).

(c) The Company shall consult with Parent and Purchaser regarding the date of the EGM (and, if applicable, any Subsequent EGM) and, unless this Agreement is validly terminated in accordance with Section 6.01, shall not cancel, postpone or adjourn the EGM (or, if applicable, any Subsequent EGM) without the prior written consent of Parent or Purchaser; provided that the Company may, following reasonable consultation with Parent and Purchaser, adjourn, postpone or cancel and reconvene the EGM solely to the extent reasonably necessary (i) to ensure that any supplement or amendment to the EGM Materials that the Company Board, after consultation with outside counsel, reasonably determines is necessary to comply with applicable Law is made available to the Company’s shareholders in advance of the EGM (or, if applicable, any Subsequent EGM) or (ii) to solicit additional proxies in favor of the resolutions set forth in Section 1.04(a) in the event that (A) there are holders of an insufficient number of Common Shares present or represented by a proxy at the EGM (or, if applicable, the relevant Subsequent EGM) to constitute a quorum thereat or (B) the Company Board, after consultation with its outside counsel and Parent, reasonably determines such additional time is necessary to obtain approval of the resolutions set forth in Section 1.04(a). In the event the EGM (or any Subsequent EGM) is adjourned, postponed or cancelled and reconvened pursuant to the foregoing proviso, the Company shall duly give notice of and reconvene the EGM (or such Subsequent EGM) on a date scheduled by the Company following reasonable consultation with Parent and Purchaser, acting reasonably, but, in any event, no later than the day that is (1) the fifth (5th) Business Day preceding the Outside Date or (2) thirty-five (35) days following the date of such adjournment, postponement or cancellation and reconvening (or, in the case of any Subsequent EGM, a date that shall be prior to the date on which the Expiration Time shall occur). The Company shall use reasonable best efforts to advise Parent on each of the last seven (7) Business Days prior to the date of the EGM (or any Subsequent EGM) as to the aggregate tally of proxies received by the Company with respect to the resolutions set forth in Section 1.04(a) proposed to such EGM (or such Subsequent EGM).

(d) The Company shall ensure that the EGM (and any Subsequent EGM) is called, noticed, convened, held and conducted in compliance in all material respects with all applicable Laws. The approval of the matters set forth in Section 1.04(a)(i) through Section 1.04(a)(iii) shall be the only matters that the Company shall propose to be acted on by the Company’s shareholders at the EGM (and any Subsequent EGM), unless otherwise reasonably proposed by the Company and approved in advance in writing by Parent or Purchaser (such approval not to be unreasonably withheld, conditioned or delayed) or otherwise required by applicable Law.

(e) Notwithstanding anything to the contrary in this Agreement, if the Company Board determines in its reasonable discretion that any additional resolutions should be adopted by the EGM in order to approve or effect any of the Transactions, or if any of the Governance Resolutions or the Back-End Transactions Resolutions have not been adopted at the EGM, then, in each case, the Company shall, following consultation with Parent and Purchaser, duly call and give notice of another EGM (a “Subsequent EGM”), which shall take place at a date scheduled by the Company following reasonable consultation with Parent and Purchaser and not later than a date that shall be prior to the date of the Expiration Time, at which the relevant Governance Resolutions or the Back-End Transactions Resolutions, or the additional resolutions as referred to above, as the case may be, shall be proposed as voting items on the agenda of such Subsequent EGM; provided that nothing in this Agreement shall (i) require the Company or the Company Board to call and give notice of any Subsequent EGM or (ii) require the Company or the Company Board to hold any Subsequent EGM (once called and duly convened), in either case if, prior to such moment, this Agreement has been validly terminated pursuant to Section 6.01. Notwithstanding the foregoing, the Company agrees that, unless this Agreement shall have been validly terminated in accordance with Section 6.01, the Company’s obligations to hold the EGM (and any Subsequent EGM) pursuant to and in accordance with this Section 1.04 shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Acquisition Proposal or by any Adverse Recommendation Change.

(f) At least one (1) month prior to the EGM (but in any event, by the date that is one (1) month following the Agreement Date), the Company shall cause the filing with the Dutch Chamber of Commerce, and the subsequent announcement of such filing, of the Back-End Merger Proposal and the Back-End Merger Notes in accordance with the Laws of The Netherlands, together with such related materials and other related documents as may be required by applicable Law. As soon as reasonably practicable after the Offer Commencement Date, the Company shall deliver a draft of the deed of incorporation of New TopCo (which shall, among other things, include the appointment of the members of the management boards of New TopCo), to Parent and Purchaser for their reasonable review and approval (not to be unreasonably withheld, conditioned or delayed).

(g) Subject to Section 5.02(e), at and prior to the EGM (and any Subsequent EGM), the Company shall use its reasonable best efforts to secure the approval of the matters set forth in Section 1.04(a), including soliciting proxies from its shareholders and taking all other actions necessary or advisable to secure such approval.

SECTION 1.05 Directors.

(a) Parent, Purchaser and the Company shall use their respective reasonable best efforts to ensure that the Company Board will, upon the Closing, be comprised of the following individuals: (i) one (1) executive director (the “Purchaser Executive Director”) and no more than three (3) non-executive directors (the “Purchaser Non-Executive Directors” and, together with the Purchaser Executive Director, the “Purchaser Directors”), all of whom, shall be designated, subject to any applicable Works Council Nomination Right, in writing by Parent and Purchaser, in their sole discretion, as soon as reasonably practicable and in any event prior to filing the Proxy Statement with the SEC, and (ii) two non-executive directors, each of whom shall initially be current non-executive directors of the Company designated in writing by the Company, in its sole discretion as soon as reasonably practicable and in any event prior to filing the Proxy Statement with the SEC (if and to the extent that they shall agree to continue to serve on the Company Board after the Closing), and (A) both of whom shall at all times be independent from Parent and Purchaser, (B) both of whom shall at all times qualify as independent in accordance with the independence standards set forth in the Dutch Corporate Governance Code and (C) one of whom shall be a non-executive director appointed on the enhanced right of recommendation of the Company Works Council with respect to the appointment of non-executive directors of the Company pursuant to Section 2:158(6) or 2:268(6) DCC, as applicable (the “Works Council Nomination Right”); provided that, if and to the extent that none, or only one, of the current non-executive directors of the Company agree to serve (and, under the foregoing provisos of this clause (ii), are eligible to serve) on the Company Board after the Closing, Parent shall designate in writing, subject to any applicable Works Council Nomination Right, one or two, as applicable, replacement non-executive directors eligible to serve on the Company Board after the Closing under the foregoing provisos of this clause (ii), as promptly as reasonably practicable and in any event prior to filing the Proxy Statement with the SEC (the non-executive directors so designated under this clause (ii), together with any replacements designated pursuant to Section 1.05(c), the “Independent Directors”). The Company shall use its reasonable best efforts to seek the resignation by each member of the Company Board, other than the Purchaser Directors and the Independent Directors, from the Company Board with effect from the Closing. The Company may agree with each such resigning member of the Company Board that he or she, notwithstanding his or her resignation, shall (i) not lose, as a consequence of such resignation, his or her existing entitlements (as of the Agreement Date) to any severance pay or other compensation that would have been payable to such member of the Company Board if his or her position as member of the Company Board had been terminated by, or at the initiative of, the Company and (ii) not, as a consequence of such resignation, be designated as a “bad leaver” under any applicable Company Equity Plan.

(b) The Company shall use its reasonable best efforts to seek the resignation by each Independent Director from the Company Board effective upon the earlier to occur of (i) such time after the Acceptance Time as Parent, Purchaser and their respective Affiliates, in the aggregate, own one hundred percent (100%) of the issued and outstanding Common Shares, (ii) the Merger Effective Time, and (iii) the date on which Parent or any of its Affiliates irrevocably and unconditionally commences the Back-End Compulsory Acquisition.

(c) If, at any time after the Acceptance Time but before the earlier of (i) such time as Parent, Purchaser and their respective Affiliates, in the aggregate, own one hundred percent (100%) of the issued and outstanding Common Shares, (ii) the Merger Effective Time or (iii) the date on which Parent or any of its Affiliates irrevocably and unconditionally commences the Back-End Compulsory Acquisition, an Independent Director resigns from, or otherwise ceases to be a member of, the Company Board, or ceases to be independent from Parent or Purchaser, Parent shall procure that the respective Independent Director shall be replaced by a new non-executive director who is independent from Parent and Purchaser and shall at all times qualify as independent in accordance with the independence standards set forth in the Dutch Corporate Governance Code, subject to any applicable Works Council Nomination Right.

(d) Parent and Purchaser shall supply to the Company in writing any information regarding the Purchaser Directors, and (to the extent applicable) those Independent Directors designated by Parent, as is required by applicable Laws in connection with the appointment of the Purchaser Directors, and (to the extent applicable) those Independent Directors designated by Parent, to the Company Board, and Parent and Purchaser shall be solely responsible for any such information.

(e) In addition to the discharge contemplated by Section 1.04(a)(ii), Purchaser shall, (i) at the first annual or extraordinary General Meeting (or, after the Merger Effective Time, at the first annual or extraordinary general meeting of New TopCo or its legal successor) held after the Closing, cause all members of the Company Board resigning effective upon the Closing to be fully and finally discharged for their acts of management or supervision, as applicable, fullest extent permitted by applicable Law and (ii) at the first annual or extraordinary General Meeting (or, after the Merger Effective Time, at the first annual or extraordinary general meeting of New TopCo or its legal successor) held after the resignation of an Independent Director, cause each Independent Director to be fully and finally discharged for his or her acts of supervision to the fullest extent permitted by applicable Law.

(f) Notwithstanding any other required vote or resolution of the Company Board, prior to the date of resignation of each Independent Director as is contemplated by Section 1.05(b), a resolution of the Company Board adopted with the affirmative vote of the Independent Directors shall be required for approving or effecting:

(i) any restructuring that would reasonably be expected to lead to a dilution of the shareholdings of the Minority Shareholders (excluding Parent, Purchaser and their respective Affiliates), other than (A) pursuant to a rights issue by the Company or any other share issue by the Company or any of its Subsidiaries where the Minority Shareholders (excluding Parent, Purchaser and their respective Affiliates) have been offered an opportunity to subscribe pro rata in accordance with their then existing shareholding in the Company (voorkeursrecht) or (B) the Back-End Transactions; and

(ii) any other form of unequal treatment of Minority Shareholders (excluding Parent, Purchaser and their respective Affiliates) relative to Parent, Purchaser and their respective Affiliates holding Common Shares that (A) prejudices or (B) would reasonably be expected to prejudice or negatively affect the value of the Common Shares or voting rights attached to the Common Shares held by the Minority Shareholders (excluding Parent, Purchaser and their respective Affiliates) (and for clarity, excluding for such purpose any prejudice or affect in value solely resulting from different amounts of Common Shares held by the Minority Shareholders as compared to Common Shares held by Parent, Purchaser and their respective Affiliates or from the delisting or deregistration contemplated by Section 5.09), but in any event not including the Back-End Transactions.

SECTION 1.06 Further Actions. If requested by the other party or parties, as applicable, the Company, on the one hand, or Parent and Purchaser, on the other hand, as applicable, shall take, as of the Agreement Date or as soon thereafter as is reasonably practicable, the following actions to the extent reasonably necessary or desirable to implement, commence, consummate or otherwise effect the Back-End Transactions:

(a) in the case of the Company, (i) the convening of the necessary General Meetings and meetings of the Company Board or any committee thereof (including the EGM (and any Subsequent EGM) referenced in, and to the extent required by, Section 1.04) and (ii) the consideration, adoption and approval of any applicable resolutions of the Company Board or any committee thereof as necessary or desirable to convene the EGM (and any Subsequent EGM) referenced and to the extent required by, in Section 1.04, in each case as set forth in Section 1.04, subject to Section 1.07; and

(b) in the case of Parent, Purchaser and the Company, subject to Section 1.07, the execution of any and all reasonably requested documents, agreements, resolutions or deeds that are necessary or desirable to effectuate the Back-End Transactions, and the filing or registration of any or all of such documents, agreements or deeds with the appropriate Governmental Authorities.

SECTION 1.07 Back-End Transactions.

(a) Beginning on the Subsequent Closing Date (and in any event, concluding no later than ten (10) Business Days following the Subsequent Closing Date), Parent and Purchaser shall be required to effectuate, or cause to be effectuated, and the Company and the Company Subsidiaries shall effectuate, the Back-End Transactions, subject to the terms and conditions of this Section 1.07.

(b) If (i) the Back-End Transactions Resolutions have been adopted at the EGM or any Subsequent EGM, (ii) the number of Common Shares validly tendered in accordance with the terms of the Offer (including, if applicable, Common Shares tendered during the Subsequent Offering Period) and not properly withdrawn, together with the Common Shares owned by Parent, Purchaser or any of their respective Affiliates, any Common Shares irrevocably and unconditionally (or conditionally only on the Closing having occurred) sold and committed to be transferred, but not yet transferred, to Purchaser in writing, represents at least the Back-End Threshold, and (iii) the Subsequent Offering Period has expired, the parties (as applicable) shall, to the extent permitted by applicable Law, including Sections 2:316(4) and 2:318(1) DCC, effectuate, or cause to be effectuated, a corporate reorganization (collectively, the “Back-End Transactions”) of the Company and its Subsidiaries in accordance with this Section 1.07, consisting of either:

(i) if the Article 14b Tax Ruling has been obtained no later than on the Subsequent Closing Date, the Back-End Merger, the Back-End Loan and the Back-End Cancellation, in that order and in the manner set out in clauses (1) through (4) below:

(1) prior to the execution of the Back-End Merger Deed, the Company shall (A) in its capacity as sole shareholder of New TopCo, resolve to effectuate the Back-End Cancellation subject to the Back-End Loan having been made, and (B) cause the management board of New TopCo to approve the Back-End Cancellation in accordance with Section 2:208(6) DCC in conjunction with Section 2:216(2) DCC, provided that the management board of New TopCo at such time neither knows nor reasonably foresees that, following the Back-End Cancellation, New TopCo cannot continue to pay its due and payable debts;

(2) the Company and New TopCo shall execute the Back-End Merger Deed no later than 23:59 CET on the Subsequent Closing Date, which shall automatically effect the Back-End Merger on the Merger Effective Date in accordance with the provisions set forth in the Back-End Merger Proposal and Back-End Merger Notes;

(3) prior to the Back-End Cancellation Effective Time, Purchaser shall make the Back-End Loan to New TopCo; and

(4) the Back-End Cancellation shall become effective at the Back-End Cancellation Effective Time; or

(ii) if the Article 14b Tax Ruling has not been obtained ultimately on the Subsequent Closing Date, the Back-End Articles Amendment, the Back-End Share Issuance, if applicable, and the Back-End Compulsory Acquisition, in that order, and the Back-End Conversion and Amendment, in the manner set out in clauses (1) to (3) below:

(1) if the Back-End Compulsory Acquisition Threshold has not been achieved on the Subsequent Closing Date, promptly after the Subsequent Offering Period, (A) the Company shall cause the execution of the Back-End Articles Amendment, and (B) promptly following the execution of the Back-End Articles Amendment, Purchaser and the Company shall effect the Back-End Share Issuance;

(2) as promptly as reasonably practicable following the Back-End Share Issuance (if the Back-End Compulsory Acquisition Threshold has not been achieved on the Subsequent Closing Date) or promptly after the Subsequent Offering Period (if the Back-End Compulsory Acquisition Threshold has been achieved on the Subsequent Closing Date), as applicable, Purchaser shall (and Parent shall cause Purchaser to) commence the Back-End Compulsory Acquisition; and

(3) irrespective of whether the Back-End Compulsory Acquisition Threshold has been achieved (or when it is commenced), effective promptly following the delisting of the Company and the Common Shares from Nasdaq, the Company shall cause the execution of the Back-End Conversion and Amendment.

(c) The rights attached to each of the New TopCo Shares A and the rights attached to each of the New TopCo Shares B (in each case, as will be included in the articles of association of New TopCo) shall be identical; provided, that New TopCo may effectuate the Back-End Cancellation without a contemporaneous cancellation of the New TopCo Shares B.

(d) All documentation required to effectuate the Back-End Transactions shall be subject to the approval of Parent or Purchaser, not to be unreasonably withheld, conditioned or delayed, and the Company shall provide Parent and Purchaser and their counsel a reasonable opportunity to review and comment on such documentation and consider in good faith including in such documentation (and any amendments thereto) all comments reasonably proposed by Parent, Purchaser and their counsel.

(e) Notwithstanding anything to the contrary contained in this Section 1.07, the Back-End Transactions shall ultimately result in all Minority Shareholders receiving upon completion of the Back-End Transactions either (A) in case of the Back-End Merger, the Back-End Loan and the Back-End Cancellation, for each New TopCo Share A then held by such Minority Shareholder cash in an amount that is equal to the Offer Consideration (without interest and less applicable withholding Taxes pursuant to Section 1.09), or (B) in case of the Back-End Articles Amendment, the Back-End Share Issuance, if applicable, the Back-End Articles Amendment and Conversion, and the Back-End Compulsory Acquisition, for each Common Share then held by such Minority Shareholder the amount determined by the Enterprise Chamber of the Amsterdam Court of Appeals (Ondernemingskamer van het gerechtshof Amsterdam), in each case as soon as reasonably practicable after the Subsequent Closing Date, taking into account, if applicable, the time involved in the commencement and implementation of the Back-End Compulsory Acquisition.

(f) Promptly after the execution of the Back-End Merger Deed, if applicable, the Company shall cause, and shall cause New TopCo to cause, each member of the management board of New TopCo to resign with effect from the Back-End Cancellation Effective Time. Promptly after the Back-End Cancellation Effective Time, Purchaser shall (and Parent shall cause Purchaser to), in its capacity as sole shareholder of New TopCo, resolve to (i) dismiss such members of the management board of New TopCo who have not tendered their resignation prior to (and with effect from) the Back-End Cancellation Effective Time, (ii) provide full and final discharge to each members of the management board of New TopCo for their acts of management up to and including the Back-End Cancellation Effective Time to the fullest extent permitted under applicable Law and (iii) appoint Purchaser Directors serving on the Company Board or such other persons designated by Parent in its sole discretion immediately prior to the Merger Effective Time to the management board of New TopCo.

(g) Notwithstanding anything to the contrary in this Agreement, prior to the effectiveness of the Back-End Merger, if applicable, the Company shall cause New TopCo (i) not to hold any assets, (ii) not to incur any liabilities, and (iii) not to have any employees, conduct any activities or business, or issue any Equity Interests other than the single share of New TopCo issued upon its incorporation.

(h) If the Back-End Compulsory Acquisition is pursued, the Company shall provide such reasonable assistance to Purchaser and Parent and sign all documents and undertake and perform all acts as are reasonably necessary to commence and consummate the Back-End Compulsory Acquisition, including, if needed, joining the Back-End Compulsory Acquisition proceedings as co-claimant or defendant.

SECTION 1.08 Certain Adjustments. Without limiting the other provisions of this Agreement, in the event that, during the period between the Agreement Date and the Expiration Time, (a) the number of outstanding Common Shares or securities convertible or exchangeable into or exercisable for Common Shares shall be changed into a different number of Common Shares or securities or a different class as a result of a reorganization, reclassification, stock split (including a reverse stock split, subdivision, combination, exchange or readjustment of Common Shares), recapitalization, merger, issuer tender or exchange offer or other similar transaction, or (b) the Company makes any stock dividend or other distribution on the Common Shares, then the Offer Consideration and any other amounts payable pursuant to this Agreement shall be equitably adjusted, without duplication, to reflect such change or stock dividend or other distribution; provided that, in any case, nothing in this Section 1.08 shall be construed to permit the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

SECTION 1.09 Withholding. Each of Parent, Purchaser, Company, New TopCo, and their Affiliates, agents and assigns (each, a “Payor”) shall be entitled to deduct and withhold from the consideration or amounts otherwise payable pursuant to this Agreement (including pursuant to the Back-End Transactions) to any person such amounts as it is required to deduct and withhold with respect to the making of such payment under applicable Law (including withholding Taxes imposed by the Dutch Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting 1965), if any). All amounts that are so deducted and withheld as required by applicable Law (a) shall be timely remitted by (or on behalf of) the Payor to the applicable Tax Authority, and (b) shall be treated for all purposes of this Agreement as having been delivered and paid to the person in respect of which such deduction and withholding was made.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (i) as disclosed in the disclosure schedule prepared by the Company and delivered to Parent and Purchaser in connection with the execution and delivery of this Agreement (the “Company Disclosure Schedule”) or (ii) as disclosed in any SEC Reports filed after June 30, 2023 and prior to the Agreement Date (but without giving effect to any amendment thereof filed with the SEC on or after the Agreement Date) (excluding any risk factor disclosures contained under the heading “Risk Factors” (other than any factual information contained therein) and any disclosure of risks included in any “forward-looking statements” disclaimer or any other statements that are forward-looking in nature), the Company hereby represents and warrants to Parent and Purchaser as follows:

SECTION 2.01 Organization and Qualification; Company Subsidiaries.

(a) Each member of the Company Group is a corporation, limited liability company or other legal entity validly existing and in good standing (or equivalent concept to the extent applicable) under the laws of the jurisdiction of its organization and has the requisite power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to be so validly existing, in good standing (or equivalent concept to the extent applicable) and to have such power and authority would not have a Company Material Adverse Effect. Each member of the Company Group is duly qualified or licensed to do business in each jurisdiction where the character of the assets and properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing (or equivalent concept to the extent applicable) that would not have a Company Material Adverse Effect.

(b) Section 2.01(b) of the Company Disclosure Schedule sets forth a true, correct and complete list of all Company Subsidiaries, together with the jurisdiction of organization of each Company Subsidiary and the percentage of the outstanding share capital or other Equity Interests of each Company Subsidiary owned by the Company and each other Company Subsidiary. Except for the Equity Interests of each Company Subsidiary, the Company does not directly or indirectly own any material Equity Interest in any corporation, partnership, joint venture or other business association or entity.

SECTION 2.02 Organizational Documents. The Company has made available to Parent a true, correct and complete copy of the Organizational Documents of the Company and each Company Subsidiary, as applicable, as amended and in effect on the Agreement Date. Each such Organizational Document is in full force and effect. The Company is not in violation of any provisions of its Organizational Documents, and none of the Company Subsidiaries is in violation of any of the provisions of its Organizational Documents, except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

SECTION 2.03 Capitalization.

(a) The authorized share capital (maatschappelijk kapitaal) of the Company consists of (i) 105,000,000 Common Shares and (ii) 105,000,000 Preferred Shares.

(b) As of September 25, 2025 (the “Capitalization Date”), (i) 75,784,442 Common Shares were issued and outstanding, (ii) no Preferred Shares were issued and outstanding, (iii) 0 Common Shares were held in treasury by the Company, (iv) 468,613 Common Shares were reserved for future issuance in connection with the Company Equity Plans, and (v) 10,248,022 Common Shares were subject to outstanding Company Options. All Shares subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable (meaning that the holder of a Common Share shall not by reason of merely being such a holder be subject to assessment or calls by the Company or its creditors for further payment on such Common Share) and free of preemptive (or similar) rights.

(c) The Company has previously provided a complete and correct list, as of the Capitalization Date, of the number of Common Shares subject to each outstanding Company Option, the name of the holder, the exercise price, the grant date and the expiration date, if applicable, of each such Company Option and the Company Equity Plan pursuant to which the Company Option was granted. There are no Company Options with early exercise features outstanding or Company restricted stock awards granted under any Company Equity Plan that were issued in connection with the early exercise of a Company Option.

(d) There are no bonds, debentures or notes issued by the Company entitling the holder to vote together with the shareholders of the Company. Except for the Foundation Option Agreement, there are no outstanding obligations under Contract or otherwise of any member of the Company Group to repurchase, redeem or otherwise acquire any Equity Interests of the Company Group, or granting any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any Equity Interests of the Company Group. Except for the Foundation Option Agreement, none of the Company nor any other member of the Company Group is a party to any shareholders’ agreement, voting trust or other agreement relating to the voting of any Company Group Equity Interests.

(e) Each outstanding Equity Interest of the Company Group that is held, directly or indirectly, by the Company is duly authorized, validly issued, fully paid and nonassessable (to the extent this is a known concept in the relevant jurisdiction) and was issued free of preemptive (or similar) rights, and each such share or interest is owned by the Company or a Company Subsidiary free and clear of all Liens (other than Permitted Liens) and transfer restrictions, except for such transfer restrictions of general applicability as may be provided under the Securities Act and other applicable securities Laws.

(f) Except as set forth in Section 1.07, this Section 2.03, and pursuant to the Foundation Call Option, there are no obligations to issue any Equity Interests of the Company or any Company Subsidiary.

SECTION 2.04 Authority Relative to This Agreement. The Company has all necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and, subject to the satisfaction of the Minimum Condition as of the Acceptance Time, to consummate the Transactions to be consummated by it, including the Offer and the Back-End Transactions, subject to (a) the adoption of the Back-End Transactions Resolutions at the EGM (or any Subsequent EGM), and (b) the adoption of any resolutions of the management board and general meeting of New TopCo to effect the Back-End Transactions. The execution and delivery of this Agreement, and the performance by the Company of its obligations under this Agreement and the consummation by the Company of the Transactions to be consummated by it have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Transactions. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Purchaser, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency (including all Laws relating to fraudulent transfers), reorganization, moratorium or similar Laws of general applicability, now or hereafter in effect, affecting creditors’ rights and remedies generally and subject to the effect of general principles of equity (regardless of whether considered in a proceeding at law or in equity) (the “Enforceability Exceptions”).

SECTION 2.05 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by the Company does not, and the performance by the Company of its obligations under this Agreement and the consummation by the Company of the Transactions to be consummated by it will not, (i) materially conflict with or violate the Organizational Documents of the Company or any Company Subsidiary, (ii) assuming that all waiting period terminations or expirations, consents, approvals and other authorizations described in Section 2.05(b) have been obtained and that all filings and other actions described in Section 2.05(b) have been made or taken, conflict with or violate any applicable and binding federal, state, local, municipal, foreign, supranational or other law, principle of common law, statute, constitution, resolution, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, ruling, directive, executive order, pronouncement, requirement, specification, determination, or decision issued, enacted, adopted, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Authority (or under the authority of Nasdaq) or any Orders (“Law”) applicable to the Company Group or by which any property or asset of the Company Group is bound, or (iii) result in any breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the loss of any benefit under, or the creation of any Lien (other than a Permitted Lien) on the properties or assets of the Company Group pursuant to, any Material Contract to which a member of the Company Group is a party, except, with respect to each of the foregoing clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not have a Company Material Adverse Effect.

(b) The execution and delivery of this Agreement by the Company does not, and the performance by the Company of its obligations under this Agreement and the consummation by the Company of the Transactions to be consummated by it will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except for (i) applicable requirements, if any, of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder, (ii) any filings required under the rules and regulations of Nasdaq, (iii) filings with the Trade Register of the Chamber of Commerce of The Netherlands, (iv) notification pursuant to the premerger notification and waiting period requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder (the “HSR Act”) and such other Antitrust Laws are listed on Section 2.05(b) of the Company Disclosure Schedule (the clearances or approvals to be obtained as a result of such filings or notifications, the “Antitrust Approvals”), (v) the Merger Code notification and Employee Clearances in accordance with Section 5.19 and (vi) when the failure to obtain such consent, approval, authorization or permit of, or to make such filing with or notification to, any Governmental Authority would not have a Company Material Adverse Effect.

SECTION 2.06 Compliance. Except as would not have a Company Material Adverse Effect, (i) neither the Company nor any of the Company Subsidiaries is, or since June 30, 2023, has been, in any material respect in violation of, in each case, any Laws applicable to such entity or by which any property or asset of such entity is bound, (ii) the Company and each of its Subsidiaries has all permits required to conduct its businesses as currently conducted and such permits are valid and in full force and effect, (iii) the Company and each of its Subsidiaries is in compliance with the terms of such permits and (iv) neither the Company nor any of its Subsidiaries has since June 30, 2023 received any written notice from any Governmental Authority threatening to revoke or suspend any such permit.

SECTION 2.07 Reports; SEC Filings; Financial Statements; Undisclosed Liabilities.

(a) The Company has timely filed or otherwise furnished (as applicable) with the SEC all registration statements, prospectuses, forms, reports, certifications, statements and other documents (including all exhibits and other information incorporated therein, amendments and supplements thereto) in each case required to be filed or furnished by it with the SEC, as have been supplemented, modified or amended since the time of filing (collectively, the “SEC Reports”), since June 30, 2023. As of their respective effective dates (in the case of SEC Reports that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective filing dates (in the case of all other applicable SEC Reports) the SEC Reports (i) were prepared, in all material respects, in accordance with the applicable requirements of the Securities Act, the Exchange Act or the Sarbanes-Oxley Act of 2002 and (ii) did not, at the time they were filed or, if amended by a subsequent filing prior to the Agreement Date, as of the date of such amendment with respect to the disclosures that are amended, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, provided that no representation or warranty is made by the Company hereunder as to statements made or incorporated by reference in the Company Disclosure Documents that were supplied by or on behalf of Parent, Purchaser, their respective Affiliates or their respective Representatives.

(b) Since June 30, 2023, the consolidated financial statements (including, in each case, any notes thereto, but not including the Dutch statutory accounts) of the Company contained in the SEC Reports (the “Company Financial Statements”) have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) and each fairly presents, in all material respects, the consolidated financial position, results of operations and cash flows of the Company and its consolidated Subsidiaries as at the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein (subject, in the case of unaudited statements, to the absence of notes and normal and recurring year-end adjustments, which, individually or in the aggregate, are not material in amount).

(c) The Company has implemented, and at all times since June 30, 2023, has maintained a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is designed to provide reasonable assurances (i) regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, (ii) that receipts and expenditures of the Company are being made only in accordance with authorizations of management and the directors of the Company and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s and the Company Subsidiaries’ assets that would have a material effect on the Company Financial Statements. The Company (A) has established and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) that are reasonably designed to ensure that material information relating to the Company and its consolidated Subsidiaries is or was, as applicable, made known on a timely basis to the Company’s management responsible for preparing the Company’s SEC Reports and (B) has disclosed, based on the most recent evaluation by the Company’s outside auditors and the audit committee of the Company Board (1) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (2) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

(d) Other than as would not have a Company Material Adverse Effect, neither the Company nor any Company Subsidiary has any Liabilities, except for (i) liabilities and obligations reflected or reserved against on the consolidated balance sheet of the Company as at June 30, 2025 (including the notes thereto) included in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025 (the “Latest Balance Sheet”), (ii) liabilities and obligations incurred in connection with the Transactions, or (iii) incurred in the ordinary course of business since December 31, 2024, and (iii) performance obligations on the part of the Company or any of its Subsidiaries pursuant to the terms of any Material Contract (other than liabilities or obligations due to breaches thereunder).

(e) Since June 30, 2023, subject to any applicable grace periods, the Company has been in and is in compliance in all material respects with the applicable listing and corporate governance requirements of Nasdaq.

(f) As of the Agreement Date, there are no material outstanding or unresolved comments in comment letters received from the SEC staff with respect to any SEC Reports, and none of the SEC Reports is, to the Knowledge of the Company, the subject of ongoing SEC review.

SECTION 2.08 Disclosure Documents; Information Supplied.

(a) Each document required to be filed by the Company with or to the SEC or required to be distributed or otherwise published or disseminated by the Company to the Company’s shareholders, in each case, in connection with the Transactions, including the Schedule 14D-9 and the EGM Materials, and any amendments or supplements thereto (the “Company Disclosure Documents”), when filed, distributed or disseminated, as applicable, (i) will comply as to form in all material respects with the applicable requirements of the Exchange Act and other applicable Law governing the preparation, distribution and dissemination of such documents in each case as in effect as of such time and (ii) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

(b) None of the information with respect to the Company or any of its Subsidiaries supplied or to be supplied by or on behalf of the Company or the Company Subsidiaries for inclusion in the Offer Documents (including Schedule TO) will, at the time of any distribution or dissemination thereof, and at the time of the consummation of the Offer, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 2.08 will not apply to statements or omissions included or incorporated by reference in the Company Disclosure Documents, the Offer Documents (including the Schedule TO) based upon information supplied by Parent, Purchaser or any of their respective Representatives specifically for use or incorporation by reference therein.

SECTION 2.09 Absence of Certain Changes or Events.

(a) Since June 30, 2025, through the Agreement Date, there has not been a Company Material Adverse Effect.

(b) Since June 30, 2025, through the Agreement Date, except in connection with the Transactions, the members of the Company Group have conducted their businesses in the ordinary course of business in all material respects, except for the negotiation, execution, delivery and performance of this Agreement.

SECTION 2.10 Absence of Litigation. As of the Agreement Date, there is no litigation, suit, claim, action, arbitration, mediation or proceeding by or before, or otherwise involving, any Governmental Authority (an “Action”) pending or, to the Knowledge of the Company, threatened in writing against any member of the Company Group that would have a Company Material Adverse Effect. As of the Agreement Date, no member of the Company Group is subject to any continuing Order that would have a Company Material Adverse Effect.

SECTION 2.11 Employee Benefit Plans.

(a) Section 2.11(a) of the Company Disclosure Schedule sets forth a complete and correct list of all material Plans. With respect to each Plan, the Company has made available to Parent true, correct and complete copies of such Plan (or a description, if such Plan is not written) and all amendments thereto and material written interpretations thereof, together with a copy of (if applicable): (i) each trust, insurance or other funding arrangement, (ii) each summary plan description and summary of material modifications, (iii) the most recently filed Internal Revenue Service (the “IRS”) Forms 5500, (iv) the most recently prepared actuarial reports and financial statements in connection with each such Plan, (v) all material, non-routine documents and correspondence relating thereto received from or provided to the Department of Labor, the IRS or any other Governmental Authority since June 30, 2023 and (vi) all current employee handbooks and material employment policies.

(b) Neither the Company nor any ERISA Affiliate has ever maintained, contributed to or been obligated to contribute to, or has (or could reasonably be expected to have) any liability with respect to, any plan, program, fund, or arrangement that constitutes a (i) defined benefit pension plan or a plan subject to Section 302 or Title IV of ERISA or Section 412 of the Code, (ii) multiemployer plan within the meaning of Section 3(37) of ERISA or (iii) multiple employer welfare arrangement as defined in Section 3(40) of ERISA. Neither the Company nor any of the Company Subsidiaries has any liability in respect of, and no Plan provides or promises, any post-employment health or life insurance or similar benefits to any Employee or Non-Employee Service Provider except (x) as required under Section 4980B of the Code or any other applicable Law, (y) for coverage through the end of the calendar month in which a termination of employment occurs or (z) under an employment agreement or severance agreement, plan or policy requiring the Company to pay or subsidize COBRA premiums or other post-employment welfare benefits for a terminated employee or the employee’s beneficiaries for no more than nine months following such employee’s termination.

(c) With respect to each Plan, no event has occurred and, to the Knowledge of the Company, there exists no condition or set of circumstances, in connection with which the Company or any of the Company Subsidiaries could reasonably be subject to any material liability under the terms of such Plan or under applicable Law. All contributions, premiums or payments required to be made to or, with respect to any Plan with respect to periods ending on or prior to the Agreement Date, have been made or accrued on or before their due dates in all material respects.

(d) Each Plan that is intended to be qualified under Section 401(a) of the Code has obtained a favorable determination letter (or opinion letter, if applicable) as to its qualified status under the Code, and, to the Knowledge of the Company, nothing has occurred that would reasonably be expected to adversely affect the qualified status of such Plan. None of the Company, any of the Company Subsidiaries or, to the Knowledge of the Company, any other “disqualified person” or “party in interest,” as defined in Section 4975 of the Code and Section 3(14) of ERISA, respectively, has engaged in any “prohibited transaction,” as defined in Section 4975 of the Code or Section 406 of ERISA (which is not otherwise exempt), with respect to any Plan, nor, to the Knowledge of the Company, have there been any fiduciary violations under ERISA that, in either case, could reasonably be expected to subject the Company, any Company Subsidiary (or any Employee) to any material penalty or Tax under Section 502(i) of ERISA or Section 4975 of the Code.

(e) Each Plan has been established, maintained and administered in all material respects in accordance with its terms and in compliance, in all material respects, with the applicable provisions of ERISA, the Code and other applicable Laws and regulatory guidance issued by any Governmental Authority. Each Plan, and any award thereunder, that is or forms part of a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code has been operated in compliance, in all material respects, with, and the Company and the Company Subsidiaries have complied in practice and operation, in all material respects, with, all applicable requirements of Section 409A of the Code.

(f) With respect to any Plan, as of the Agreement Date, (i) no Actions (other than routine claims for benefits in the ordinary course) are pending or, to the Knowledge of the Company, threatened and (ii) no administrative investigation, audit or other administrative proceeding by the Department of Labor, the IRS or other Governmental Authority is pending, in progress or, to the Knowledge of the Company, threatened.

(g) Neither the execution of this Agreement nor the consummation of the Transactions alone shall (either alone or in connection with the termination of employment or service of any Employee or Non-Employee Service Provider following, or in connection with, the Transactions): (i) entitle any Employee or Non-Employee Service Provider to severance pay or benefits or any increase in severance pay or benefits upon any termination of employment or service with the Company or any Company Subsidiary; (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, or increase the amount payable or trigger any other obligation pursuant to, any of the Plans to any Employee or Non-Employee Service Provider; (iii) limit or restrict the right of the Company or any Company Subsidiary or, after the consummation of the Transactions, Parent, to merge, amend or terminate any of the Plans; or (iv) result in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code.

(h) Neither the Company nor any Company Subsidiary has any obligation to gross-up, indemnify or otherwise reimburse any person for any tax incurred by such person, including under Section 409A or 4999 of the Code.

(i) With respect to each Plan that is maintained outside of the United States primarily for the benefit of Employees or Non-Employee Service Providers of the Company or any Company Subsidiary located outside of the United States, except as would not be material to the Company Group, taken as a whole: (A) the fair market value of the assets of each funded Plan, the Liability of each insurer for any Plan funded through insurance or the book reserve established for any Plan, together with any accrued contributions, is sufficient in all material respects to procure or provide for the accrued benefit obligations, as of the Agreement Date, with respect to all current and former participants in such Plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Plan, and no transaction contemplated by this Agreement shall cause such assets or insurance obligations to be less than such benefit obligations; (B) from and after the Closing, Parent and its Subsidiaries shall receive the full benefit of any such funds, accruals or reserves under each Plan; and (C) each Plan required to be registered with applicable Governmental Authority has been registered and has been maintained in good standing in all material respects.

SECTION 2.12 Labor and Employment Matters.

(a) Section 2.12(a) of the Company Disclosure Schedule sets forth a true, correct and complete list of all collective bargaining agreements, works council arrangements or other labor union Contracts applicable to persons employed by the Company or any Company Subsidiary (the “Company CBAs”). The Company has made available to Parent true, correct and complete copies of all Company CBAs (including any amendments thereto) in effect as of the Agreement Date.

(b) Except for the Company CBAs, neither the Company nor any Company Subsidiary is a party to any collective bargaining agreement, works council arrangement or other labor union Contract applicable to persons employed by the Company or any Company Subsidiary, nor, to the Knowledge of the Company, are there any activities or proceedings of any labor union or works council to organize any such employees.

(c) To the Knowledge of the Company, as of the Agreement Date, there are no unfair labor practice complaints pending against the Company or any Company Subsidiary before the National Labor Relations Board or any other Governmental Authority or any current union representation questions involving employees of the Company or any Company Subsidiary. As of the Agreement Date, there is no strike, work stoppage or lockout pending or, to the Knowledge of the Company, threatened by or with respect to any employees of the Company or any Company Subsidiary. Neither the Company nor any Company Subsidiary has effectuated a “plant closing” or “mass layoff” as defined in the WARN Act during the one (1)-year period preceding the Agreement Date.

(d) Since June 30, 2023, the Company and each Company Subsidiary has complied with all Laws relating to the employment of labor, including those related to wages, hours, overtime, worker classification, discrimination, sexual harassment, civil rights, affirmative action, work authorization, immigration, safety and health, employee information privacy and security, workers’ compensation, continuation coverage under group health plans, wage payment, and collective bargaining, except as would not have a Company Material Adverse Effect. There is no charge of discrimination in employment or employment practices, for any reason, including age, gender, race, religion or other legally protected category, which has been asserted or is now pending or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiary before the United States Equal Employment Opportunity Commission, or any other Governmental Authority in any jurisdiction in which the Company or any Company Subsidiary has employed or currently employs any person.

(e) Since June 30, 2023, there have not been any Actions, complaints or allegations, in each case, made in writing (or to the Knowledge of the Company, orally), relating to, sex-based discrimination, sexual harassment or sexual misconduct, or breach of any sex-based discrimination, sexual harassment or sexual misconduct policy of the Company or any Company Subsidiary relating to the foregoing, against any person who is or was an executive officer or director of the Company while serving in such capacity or, to the Knowledge of the Company, in any other capacity. Neither the Company nor any Company Subsidiaries have entered into any settlement agreement or similar out-of-court or pre-litigation arrangement relating to any of the matters described in this Section 2.12(e).

SECTION 2.13 Real Property.

(a) As of the Agreement Date, no member of the Company Group owns any real property, and no member of the Company Group is a party to any Contract to purchase any real property or interest therein.

(b) The Company has made available to Parent true, correct and complete copies of all material leases, subleases, licenses, sublicenses and other Contracts regarding the use or occupancy of Leased Real Property (collectively, the “Company Leases”). Except as would not have a Company Material Adverse Effect, (i) the Company has a good and valid leasehold interest in each parcel of Leased Real Property that is the subject of the Company Leases free and clear of all Liens, except Permitted Liens, (ii) each Company Lease is in full force and effect and is valid and binding on the Company and, to the Knowledge of the Company, each other party thereto, and is enforceable in accordance with its terms, except that such enforcement may be subject to applicable Enforceability Exceptions, (iii) there is no uncured default under any Company Lease, either by any member of the Company Group or, to the Knowledge of the Company, by the landlord thereunder, and (iv) neither the Company nor any of its Subsidiaries has received written notice of any pending, and to the Knowledge of the Company, there is no threatened, condemnation with respect to any property leased pursuant to any of the Company Leases.

SECTION 2.14 Taxes.

(a) Each member of the Company Group (i) has timely filed (or had filed on its behalf) (taking into account any extension of time to file granted or obtained) all income and other material Tax Returns required to be filed by them, and such Tax Returns are correct and complete in all material respects and (ii) has timely paid (or there has been paid on its behalf) all material Taxes required to be paid by them, other than Taxes being contested in good faith and for which adequate reserves have been established in the Company’s most recent financial statements of the Company as filed with the SEC.

(b) All material amounts of Taxes required to have been withheld by any member of the Company Group with respect to amounts paid or owing to any employee, creditor or other third party have been timely withheld and remitted to the applicable Tax Authority.

(c) Since the end of the last period for which the Company and the Company Subsidiaries ordinarily record items on their respective books, no member of the Company Group has engaged in any transaction, or taken any other action, other than in the ordinary course of business consistent with past practice, that would materially impact any Tax asset or Tax liability of any member of the Company Group.

(d) Since June 30, 2019, no member of the Company Group has received a written notice or announcement of any audits, examinations, investigations, litigation, proposed adjustments or other proceedings in respect of any material Taxes or Tax Returns of any member of the Company Group by any Tax Authority and, to the Knowledge of the Company, there are no such pending audits, examinations, investigations, litigation, proposed adjustments or other proceedings in respect of any material Taxes or Tax Returns of any member of the Company Group. No deficiency for any material amount of Tax has been asserted or assessed by any Tax Authority in writing against any member of the Company Group, which deficiency has not been satisfied by payment, settled or been withdrawn or is not being contested in good faith in appropriate proceedings and for which such member of the Company Group has set aside adequate reserves in accordance with GAAP, IFRS or such other generally accepted accounting principles as in effect from time to time in the applicable governing jurisdiction.

(e) There are no Liens for Taxes on any of the assets of any member of the Company Group, other than Permitted Liens.

(f) No member of the Company Group has any liability for the Taxes of another person (other than the Company or Company Subsidiaries) (i) as a result of being a member of a fiscal unity (fiscale eenheid) in The Netherlands or under Treasury Regulation Section 1.1502-6 (or any similar or analogous provision of Law), (ii) by reason of being party to any Tax sharing, Tax allocation or Tax indemnification agreement or other similar agreement (other than customary Tax indemnification provisions in commercial agreements or arrangements, in each case not primarily relating to Taxes), or (iii) to the Knowledge of the Company, (A) as a transferee or successor or (B) by operation of Law.

(g) No member of the Company Group has currently in effect any waiver of any statute of limitations in respect of material Taxes or any agreement to any extension of time with respect to an assessment or deficiency for material Taxes.

(h) Since June 30, 2023, no member of the Company Group was a “distributing corporation” or “controlled corporation” in a transaction intended to qualify under Section 355 of the Code.

(i) No member of the Company Group has received any written claim from a Tax Authority or, following a request that the Company Group has made to its advisors to provide such analysis and advice, any analysis or advice from any of its advisors concluding, that any member of the Company Group (i) has ever had a permanent establishment (within the meaning of an applicable tax treaty) or otherwise has had an office or other fixed place of business in a country outside of the jurisdiction of its incorporation or organization or (ii) is, or has ever been, subject to income tax in a country outside of its jurisdiction of incorporation or organization.

(j) All transactions or arrangements between or among members of the Company Group complied or comply, as applicable, with all applicable transfer pricing laws and regulations in all material respects.

(k) Neither the Company nor any Company Subsidiary organized or incorporated outside the United States has elected under Section 897(i) of the Code to be treated as a “domestic corporation,” is or was a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code or is treated as a U.S. corporation under Section 7874(b) of the Code.

(l) Neither the Company nor any Company Subsidiary has engaged in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4.

(m) Neither the Company nor any Company Subsidiary has received any written claim from a Tax Authority or received any analysis or advice from any of its advisors concluding that it has been a party to or otherwise involved in any “listed transaction” within the meaning of Annex IV of the Council Directive of 25 May 2018 (2018/822/EU) amending Directive 2011/16/EU (“DAC6”) and no member of the Company Group has made any filings under DAC6.

(n) Neither the Company nor any Company Subsidiary is or has ever been part of a value-added Tax or similar group for indirect Tax purposes.

SECTION 2.15 Material Contracts.

(a) Section 2.15(a) of the Company Disclosure Schedule sets forth a true, correct and complete list of each of the following types of Contracts, including all amendments thereto, to which a member of the Company Group is a party as of the Agreement Date other than Excepted Contracts (including any Plans) (such Contracts, other than Excepted Contracts, that are required to be set forth in such list, the “Material Contracts”):

(i) any “material contract” not otherwise described in this Section 2.15(a) (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) that is currently in effect with respect to the Company or any Company Subsidiary that has been, or was required to be, filed with the SEC with the Company’s Annual Report on Form 10-K for the year ended December 31, 2024, or with any SEC Reports filed and made publicly available after the date of filing of such Form 10-K until the Agreement Date;

(ii) any Contract for the purchase of materials, supplies, goods, services, equipment or other assets where annual payments made by a member of the Company Group in the year ended December 31, 2024, or the year ending December 31, 2025, exceeded or is expected to exceed $10,000,000 and which are not cancelable or terminable without penalty or further payment and without more than thirty (30) calendar days’ notice;

(iii) any Contract pursuant to which a member of the Company Group received payments in excess of $5,000,000 in the aggregate during the fiscal year ended December 31, 2024, other than Contracts made in the ordinary course of business consistent with past practice;

(iv) all Company IP Agreements;

(v) any Contract to which the Company or any of the Company Subsidiaries is a party that provides for (or is reasonably likely to require) the joint research and development of products or technology with a third party;

(vi) any Contract containing any non-compete, right of first offer or negotiation or right of first refusal or other provision that materially limits the business of the Company or any Company Subsidiary to engage in any line of business or in any geographic area or with any third party;

(vii) any Contract relating to the material disposition or acquisition by the Company or any Company Subsidiary of a material amount of assets or Equity Interests of a person that contains any material ongoing obligations (including “earn-outs,” milestone payments or other similar contingent payments by or to the Company or any Company Subsidiary);

(viii) all joint venture and partnership Contracts (other than any agreement solely between or among the Company and its wholly owned Subsidiaries) which are material to the business of the Company and its Subsidiaries, taken as a whole;

(ix) all Company Leases;

(x) any manufacturing, supply, distribution or marketing Contract containing any minimum payment commitments that, in each case, are expected to involve payments (including penalty or deficiency payments) by a member of the Company Group of at least $5,000,000 per annum or $7,500,000 in the aggregate;

(xi) each settlement agreement entered into since June 30, 2023 that (A) has any material ongoing obligations or restrictions on the operations of any member of the Company Group or (B) contain payment obligations of more than $2,000,000 in excess of insurance coverage, in the case of each of (A) and (B) after the Agreement Date; and

(xii) all loan agreements, credit agreements, notes, debentures, bonds, mortgages and other Contracts pursuant to which any indebtedness of the Company or any of the Company Subsidiaries is outstanding or may be incurred.

(b) True, correct and complete copies of each Material Contract in effect as of the Agreement Date have been made available to Parent or publicly filed with the SEC prior to the Agreement Date. Except for matters that would not have a Company Material Adverse Effect, each Material Contract is valid, binding and in full force and effect in accordance with its terms with respect to the member of the Company Group party thereto and, to the Knowledge of the Company, each other party thereto, in each case, subject to the effect of any applicable Enforceability Exceptions. Except for matters that would not have a Company Material Adverse Effect (i) to the Knowledge of the Company, no member of the Company Group has received any written claim of any, and, to the Knowledge of the Company no member of the Company Group is in, material breach or material default under any Material Contract which remains unresolved as of the Agreement Date and (ii) to the Knowledge of the Company, no member of the Company Group has received, in the twelve (12)-month period prior to the Agreement Date, any written notice from any person that such person intends to terminate or not renew any Material Contract.

SECTION 2.16 Insurance. Except as would not have a Company Material Adverse Effect, (a) each member of the Company Group maintains insurance policies as required by applicable Law, (b) each such insurance policy with respect to the business and assets of the Company Group is in full force and effect and all premiums due and payable thereon have been paid, (c) no member of the Company Group is in breach or default under any such policy, and, to the Company’s Knowledge, no event has occurred which, with notice or the lapse of time or both, would constitute such breach or default, or permit termination or modification, under such policy, (d) no written notice of cancellation or termination has been received with respect to any such party and (e) as of the Agreement Date, there are no claims pending under any of the Company’s insurance policies as to which coverage has been denied by the underwriters of such policies.

SECTION 2.17 Environmental Matters. Except as would not have a Company Material Adverse Effect:

(a) the Company and each Company Subsidiary is, and since June 30, 2023, has been, in compliance with all applicable Environmental Laws;

(b) there is no Action or Order pending or, to the Knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries or any real property currently operated or leased by the Company or any of its Subsidiaries that remains open or unresolved and that relates to or arises under any applicable Laws which (i) regulate or relate to the protection or clean-up of the environment (including the generation, consumption or other use of energy, ambient air, surface water, groundwater, land, or plant or animal life or other natural resource), (ii) otherwise relate to the production, use, emission, storage, treatment, transportation, labeling, distribution, sales, recycling, disposal, discharge, release or other handling of any Hazardous Materials or (iii) relate to the health and safety of persons or property (collectively, “Environmental Laws”); and

(c) since June 30, 2023, no releases of (i) any petroleum products or byproducts, friable asbestos, lead-based paint or polychlorinated biphenyls or (ii) any waste, material or substance defined as a “hazardous” (or other similar term) substance or waste, or as a “pollutant” or “contaminant” under any applicable Environmental Law (“Hazardous Materials”) have occurred on any real property currently (or, to the Knowledge of the Company, formerly) owned, leased or operated by any member of the Company Group.

SECTION 2.18 Intellectual Property.

(a) Section 2.18(a) of the Company Disclosure Schedule sets forth a true, correct and complete list, as of the Agreement Date, of all Registered Owned Intellectual Property and Registered Licensed Intellectual Property for which the Company or a Company Subsidiary controls prosecution, indicating for each such item, as applicable, the application and registration or grant or issue number, date, relevant jurisdiction, status (such as pending, granted, abandoned or withdrawn) and the identity of the current applicant or registered owner.

(b) Except as would not have a Company Material Adverse Effect, (i) the operation of the business of the Company and each Company Subsidiary, the use of the Company Intellectual Property and the development, manufacture, use, marketing, distribution, sale and offer for sale, import and other exploitation of each Company Product in connection therewith, in each case of the foregoing within this clause (i), as currently conducted as of the Agreement Date, does not infringe, misappropriate, dilute or otherwise violate, and has not in the past six years infringed, misappropriated, diluted or otherwise violated the Intellectual Property of any third party, (ii) as of the Agreement Date, no Actions are pending or threatened against the Company or a Company Subsidiary alleging any of the foregoing in clause (i) or concerning the Company Intellectual Property, (iii) no person has, in the past six years, engaged in or is engaging in any activity that infringes, misappropriates, dilutes or otherwise violates any Owned Intellectual Property or Exclusively Licensed Intellectual Property, and (iv) neither the Company nor a Company Subsidiary has brought or threatened in writing any Action (A) in the past three years, contesting the enforceability, validity, use or ownership of any Intellectual Property owned by a third party or (B) in the past six years, alleging infringement, misappropriation, dilution or other violation of any Owned Intellectual Property or Exclusively Licensed Intellectual Property.

(c) Except as would not have a Company Material Adverse Effect, the Company Intellectual Property includes all the Intellectual Property used in, held for use in or necessary for the operation of the business of the Company or any Company Subsidiary, or the development, use, manufacture, marketing, distribution, import, sale or other exploitation of any Company Products by or on behalf of the Company or any Company Subsidiary, and there is no Intellectual Property other than the Company Intellectual Property that is used, held for use in, or necessary for the operation of the business of the Company or any Company Subsidiary or the development, use, manufacture, marketing, distribution, import, sale or other exploitation of any Company Products by or on behalf of the Company or any Company Subsidiary, in each case of the foregoing, as currently conducted as of the Agreement Date. Except as would not have a Company Material Adverse Effect, (i) the Company or a Company Subsidiary is, with respect to the Registered Owned Intellectual Property, the exclusive, properly executed and duly recorded owner of, and with respect to all other Owned Intellectual Property, the sole owner of all the right, title and interest in and to each item of the Owned Intellectual Property (other than non-exclusive licenses granted to customers in connection with sales of Company Products or to contract manufacturers, suppliers, distributors or other service providers, collaborators or partners in connection with applicable agreements with such entities relating to the Company Products); and (ii) a member of the Company Group has a valid license to use each item of the Licensed Intellectual Property, in connection with its business as currently conducted, subject only to the terms of the applicable Company IP Agreement(s). Each item of Registered Owned Intellectual Property is free and clear of all Liens (other than Permitted Liens). Neither the execution of this Agreement nor the consummation of the Transactions will result in (A) the loss or impairment of the Company’s or any Company Subsidiary’s right to own, license, sell, use or otherwise exploit any material Company Intellectual Property, (B) the payment of any additional consideration (including increased royalty payment terms) for the Company’s or any Company Subsidiary’s right to own, license, sell, use or otherwise exploit any material Company Intellectual Property, (C) a breach of any Company IP Agreement in any material respect or (D) the release, disclosure or delivery of any material Company Intellectual Property by any escrow agent or to any other person. Except as would not have a Company Material Adverse Effect, (1) no inequitable conduct, on-sale bar or public use or improper disclosure activity or violation has been engaged in or committed with respect to any Owned Intellectual Property, or in the prosecution of any patent applications or patents in any Owned Intellectual Property, (2) the prior art of which the Company’s agents is aware that is material to the validity of a U.S. patent or to the patentability of a pending U.S. patent application of Owned Intellectual Property has been disclosed to the U.S. Patent and Trademark Office in compliance with 37 CFR § 1.56 during the prosecution of such applicable patent or applicable application, and all such prior art has been disclosed to the patent office of other jurisdictions where required, and (3) items (1) and (2) are also true for Exclusively Licensed Intellectual Property for which the Company or a Company Subsidiary controls prosecution.

(d) (i) The Owned Intellectual Property and, to the Knowledge of the Company, the Exclusively Licensed Intellectual Property are valid and enforceable, (ii) the Owned Intellectual Property and Licensed Intellectual Property for which the Company or a Company Subsidiary controls prosecution are subsisting and currently in compliance in all respects with any and all formal applicable legal requirements necessary to maintain the validity and enforceability thereof and, with respect to the Owned Intellectual Property, record and perfect the Company’s or a Company Subsidiary’s interest therein and the chain of title thereof, and all filings, payments and other actions required to be made or taken to maintain or, in the case of accidental abandonment, revive, each item of Registered Owned Intellectual Property and, to the Knowledge of the Company, Registered Licensed Intellectual Property for which the Company or a Company Subsidiary controls prosecution, in full force and effect have been made or taken by the applicable deadline and (iii) the Owned Intellectual Property and, to the Knowledge of the Company, the Exclusively Licensed Intellectual Property, are not subject to any outstanding Order or Contract that could reasonably impair the ownership, scope, validity or enforceability thereof, in each case of the foregoing clauses (i) through (iii), except as would not have a Company Material Adverse Effect. Except as would not have a Company Material Adverse Effect, there is no basis or argument in fact or in Law from which one might reasonably infer that any of the Company Intellectual Property is invalid or unenforceable (including by reason of misjoinder or nonjoinder of inventors). No Actions are pending or, to the Knowledge of the Company, threatened against the Company or a Company Subsidiary, based upon or challenging or seeking to deny or restrict the use by the Company or any Company Subsidiary of any of the Company Intellectual Property, or, with respect to the Owned Intellectual Property, the ownership, registrability, validity, patentability, scope or enforceability thereof, except as would not be material to the Company or any Company Subsidiary. The Company and each Company Subsidiary has delivered or made available to Parent complete and accurate copies of all applications, material correspondence and other material documents related to each item of material Registered Owned Intellectual Property, including unpublished inventions and applications for material Registered Owned Intellectual Property.

(e) Except as would not have a Company Material Adverse Effect, neither the Company nor any Company Subsidiary is obligated to provide any consideration (whether financial or otherwise, or whether ongoing, outstanding or contingent), or account to any former or current employee or third party, with respect to any exercise of rights by the Company or any Company Subsidiary, or any successor thereto, in any Company Intellectual Property, or with respect to the manufacture, use, sale or other exploitation of the Company Products or operation of the business of the Company or any Company Subsidiary.

(f) Except as would not have a Company Material Adverse Effect: (i) the Company and each Company Subsidiary has complied with all applicable notice and marking requirements for, and none of the labels or other packaging or marketing materials with respect to any Company Product contains any false, inaccurate or incorrect marking for, Registered Owned Intellectual Property and Registered Exclusively Licensed Intellectual Property; (ii) no Governmental Authority or academic or medical institution or consortium has provided any funding, facilities, resources or personnel for the development or creation of, or has any claim of right to, ownership of or other Lien on, any Owned Intellectual Property, or any other Intellectual Property rights used, or held for use, by the Company or any Company Subsidiary that are material to the exploitation of any Company Products; (iii) there is no prohibition or restriction by any Governmental Authority (including no assignment, grant back, license, “march-in” or other rights) on the use of any Owned Intellectual Property or on the conduct of the business by the Company or any Company Subsidiary or on the use of the Company Products, in each case as currently conducted, in any jurisdiction, or on the export or import of any of the Company Intellectual Property from or to any jurisdiction; and (iv) neither the Company nor any Company Subsidiary has participated in any standards-setting activities or joined any standards setting, Intellectual Property sharing, or similar organization that would affect the proprietary nature of any Company Intellectual Property or restrict the ability of the Company or any Company Subsidiary to enforce, license or exclude others from using any Owned Intellectual Property or Exclusively Licensed Intellectual Property.

(g) Except as would not be material to the Company Group, the Company and each Company Subsidiary have taken the commercially reasonable steps in accordance with normal industry practice necessary to maintain the confidentiality of the trade secrets and other confidential Company Intellectual Property in connection with its business. There has been no unauthorized use or disclosure or misappropriation of any trade secrets or other confidential

Intellectual Property used or held for use in connection with the business of the Company or any Company Subsidiary by any person, and neither the Company nor any Company Subsidiary has disclosed any trade secrets or other confidential Intellectual Property to any person other than pursuant to appropriate written agreements that require such trade secrets or other confidential Intellectual Property to be kept confidential and contain appropriate safeguards against the unauthorized use or disclosure thereof, in each case, except as would not have a Company Material Adverse Effect.

(h) No current or former employee, consultant, independent contractor or agent of the Company or a Company Subsidiary (i) has misappropriated any trade secrets or other confidential Intellectual Property of any other person in the course of performance as an employee, consultant, independent contractor or agent of the Company or such Company Subsidiary or (ii) is in default or breach of any term of any Company employment agreement, nondisclosure agreement, assignment of invention agreement or similar agreement or Contract relating in any way to the protection, ownership, development, use or transfer of Intellectual Property, in each case of sub-clauses (i) and (ii), except as would not have a Company Material Adverse Effect. Except as would not have a Company Material Adverse Effect, all employees, consultants, independent contractors and agents who participated in conceiving, developing, modifying, improving or creating any Intellectual Property for or on behalf of the Company or any Company Subsidiary, or, with respect to employees, relating to the business of the Company or any Company Subsidiary, have executed valid and enforceable written Contracts (A) providing for the non-disclosure by such person of all confidential information and trade secrets and (B) providing for the assignment (by way of a present grant of assignment) or, if such an assignment is not permissible under applicable Law, grant of a license or sufficient rights to use, in each case, by such person to the Company or the applicable Company Subsidiary of any Intellectual Property arising out of such person’s employment or engagement with the Company or the applicable Company Subsidiary or are otherwise obligated by operation of law.

(i) Except as would not have a Company Material Adverse Effect, (i) the Systems currently operate as required by the Company and Company Subsidiaries in the conduct of their business, (ii) such Systems have not, since June 30, 2023, malfunctioned or failed, (iii) the Company and Company Subsidiaries have implemented commercially reasonable data backup, data storage, system redundancy and disaster avoidance and recovery procedures with respect to the Systems, (iv) no source code to or constituting any software owned by the Company or any Company Subsidiary has been placed in escrow (and neither the Company nor any Company Subsidiary has agreed to, or is otherwise required to, do the foregoing under any circumstance), and (v) neither the Company nor any Company Subsidiary has used any open source software in a manner that could have a “copyleft” effect or other adverse effect on, or obligate any member of the Company Group to disclose, contribute, distribute, license or otherwise make available to any third party, any software owned by any member of the Company Group or any other Company Intellectual Property.

SECTION 2.19 Data Privacy.

(a) Except as would not have a Company Material Adverse Effect, each member of the Company Group is, and has at all times since June 30, 2023, been in compliance with, all binding privacy and information security obligations to which it is subject, including with respect to the Company Group’s collection, maintenance, transmission, use, processing, disclosure and disposal of Personally Identifiable Information (including credit card information, if applicable), under applicable Privacy Laws, Contract or privacy policy (collectively, “Data Security Requirements”). Except as would not have a Company Material Adverse Effect, since June 30, 2023, neither the Company nor any Company Subsidiary has received any written or, to the Knowledge of the Company, threatened notices or complaints from any person or Governmental Authority alleging, or been subject to any audits or investigations concerning, any failure to comply with any Data Security Requirements. Except as would not have a Company Material Adverse Effect, since June 30, 2023, there has been no unauthorized use, access, or disclosure, of any Personally Identifiable Information collected, maintained, processed or stored by the Company or any Company Subsidiary, or any other Personally Identifiable Information collected, maintained, processed or stored on behalf of the Company or any Company Subsidiary. Except as would not have a Company Material Adverse Effect, since June 30, 2023, no circumstances with respect to the unauthorized use, access, or disclosure of any Personally Identifiable Information have arisen that would require the Company or any Company Subsidiary to notify a Governmental Authority or any data subject of a data security breach, security incident or violation of any or Data Security Requirement experienced by the Company or any Company Subsidiary.

(b) Except as would not have a Company Material Adverse Effect, (i) the Systems are reasonably maintained and in sufficiently good working condition and performance sufficient for the conduct of the business of the Company and each Company Subsidiary as currently conducted and as currently contemplated to be conducted, (ii) there has been no failure, malfunction, breakdown, performance reduction or other adverse event affecting any Systems, and there has been no actual or alleged unauthorized access, use, intrusion, or breach of security affecting any Systems, or any other loss, unauthorized access, use or disclosure or theft of any sensitive or confidential information in the possession or control of the Company or any Company Subsidiary and (iii) the Company and each Company Subsidiary maintains commercially reasonable backup and data recovery, disaster recovery, and business continuity plans, procedures, and facilities, and acts in compliance with all of the Company Group’s policies related to the foregoing. Except as would not have a Company Material Adverse Effect, the Systems are free from any disabling codes or instructions, spyware, Trojan horses, worms, viruses or other software routines that could permit or cause, or are intended to permit or cause, unauthorized access to, or disruption, impairment, disablement, or destruction of, software, data or other materials.

(c) To the Knowledge of the Company, no member of the Company Group is a “Covered Entity” or a “Business Associate,” as such terms are defined under HIPAA.

SECTION 2.20 Anti-Corruption; Sanctions; CFIUS.

(a) Since June 30, 2023, no member of the Company Group, or, to the Knowledge of the Company, any former or current director, officer, agent, employee, partner or Affiliate of a member of the Company Group, is aware of or has taken any action, directly or indirectly, that has resulted or would result in: (i) a violation by any such person of the FCPA, including making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA; (ii) a violation by any such person of any other applicable Anti-Corruption Laws; or (iii) a violation of, or operation in non-compliance with, any export restrictions, anti-boycott regulations, embargo regulations or other applicable Laws.

(b) Since June 30, 2023, each member of the Company Group has conducted its businesses in compliance in all material respects with (i) the FCPA and any other applicable Anti-Corruption Laws and has retained, and continues to retain, accurate books and records and has instituted and continues to maintain policies and procedures reasonably designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith, and (ii) (A) all Laws relating to United States export controls and (B) anti-boycott prohibitions promulgated pursuant to the Export Administration Act of 1979, and regulations promulgated thereunder.

(c) Without limiting the generality of the foregoing, since June 30, 2023, each member of the Company Group, and, to the Knowledge of the Company, each of their respective officers and employees and directors, acting in their capacity as such, is in compliance in all material respects with all applicable Laws relating to its lobbying activities and campaign contributions, if any, and all filings required to be made under applicable Law relating to such lobbying activities and campaign contributions are accurate and have been properly filed with the appropriate Governmental Authority.

(d) Neither the Company nor any Company Subsidiary nor, to the Knowledge of the Company, any of their respective officers, directors or employees, nor any agent or other Representative acting on behalf of the Company or any Company Subsidiary is currently, or has been since June 30, 2023, (i) a Sanctioned Person, (ii) organized, resident or located in a Sanctioned Country, (iii) engaging in any dealings or transactions with or for the benefit of any Sanctioned Person or in any Sanctioned Country or (iv) otherwise in violation of applicable Sanctions Laws, Ex-Im Laws or U.S. anti-boycott applicable Laws (collectively, “Trade Control Laws”).

(e) Since June 30, 2023, neither the Company nor any Company Subsidiary has (i) received from any Governmental Authority or any person any written notice, inquiry or internal or external allegation, (ii) made any voluntary or involuntary disclosure to a Governmental Authority, or (iii) conducted any internal investigation or audit, in each case of the preceding clauses (i) through (iii), concerning any actual or potential violation or wrongdoing related to Anti-Corruption Laws or Trade Control Laws.

(f) No member of the Company Group engages in (i) the design, fabrication, development, testing, production or manufacture of one or more “critical technologies” within the meaning of the Defense Production Act of 1950, including all implementing regulations thereof (the “DPA”), (ii) the ownership, operation, maintenance, supply, manufacture, or servicing of “covered investment critical infrastructure” within the meaning of the DPA (where such activities are covered by column 2 of Appendix A to 31 C.F.R. Part 800) or (iii) the maintenance or collection, directly or indirectly, of “sensitive personal data” of U.S. citizens within the meaning of the DPA. No member of the Company Group has any current intention of engaging in such activities in the future.

SECTION 2.21 Regulatory Matters.

(a) Except as would not have a Company Material Adverse Effect, (i) each member of the Company Group holds all permits required under applicable Healthcare Laws for the lawful operation of the businesses of the Company Group as currently conducted (the “Healthcare Permits”), and (ii) as of the Agreement Date, all such Healthcare Permits are valid and in full force and effect. Except as would not have a Company Material Adverse Effect, since June 30, 2023, (i) each member of the Company Group has submitted all applications, registrations and other material filings to all Governmental Authorities required under the Healthcare Permits, and (ii) there has not occurred any violation of or default under any Healthcare Permit. The members of the Company Group are in compliance and, at all times since June 30, 2023, have been in compliance, with all Healthcare Laws applicable to the operation of the businesses of the Company Group, except where the failures to so comply would not have a Company Material Adverse Effect.

(b) Except as would not have a Company Material Adverse Effect, since June 30, 2023, all Company Products that are subject to the jurisdiction of the FDA or similar Governmental Authorities have been manufactured, imported, exported, researched and developed by or on behalf of a member of the Company Group, in compliance with all Healthcare Laws.

(c) Except as would not have a Company Material Adverse Effect, since June 30, 2023, (i) no member of the Company Group has received any FDA Form-483 or warning letter, untitled letter or similar written notice from any Governmental Authority alleging or asserting noncompliance with any applicable Healthcare Laws or Healthcare Permits that remains unresolved, and (ii) to the Company’s Knowledge, no manufacturing site used by any member of the Company Group or third-party contract manufacturer for the Company Products is or has been subject to a shutdown or import or export prohibition imposed by any Governmental Authority with respect to the Company Products.

(d) Except as would not have a Company Material Adverse Effect, the clinical and pre-clinical studies conducted or sponsored by or on behalf of any member of the Company Group have been and, if still pending, are being conducted in accordance with all applicable Healthcare Laws. Except in each case as would not have a Company Material Adverse Effect, since June 30, 2023, no member of the Company Group has received any written notice or communication from any institutional review board or Governmental Authority (i) placing any clinical trials of the Company Products conducted by or on behalf of the Company Group on clinical hold, or (ii) requiring the termination, suspension or material modification of any ongoing or planned clinical trials of the Company Products conducted by or on behalf of the Company Group, including by any clinical research organization as to specific work on clinical trials on behalf of the Company Group.

(e) None of the Company Products is currently the subject of any material ban, suspension of manufacturing (whether voluntarily or otherwise), recall, market withdrawal or replacement, safety alert, seizure, “dear doctor” letter, or other notice relating to an alleged lack of safety or regulatory compliance.

(f) No member of the Company Group is a party to any corporate integrity agreements, monitoring agreements, consent decrees, deferred prosecution agreements, settlement orders or similar agreements with or imposed by any Governmental Authority.

(g) No member of the Company Group or, to the Knowledge of the Company, any officer, employee, contractor or agent of a member of the Company Group is the subject of any pending Action or, to the Knowledge of the Company, any ongoing investigation or inquiry or have received any notice of any actual investigation, inquiry, for cause inspection or audit or other Action by FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” policy as stated at 56 Fed. Reg. 46191 (September 10, 1991) (the “FDA Application Integrity Policy”) and any amendments thereto, or by any other similar Governmental Authority pursuant to any similar policy, nor has a member of the Company Group or, to the Knowledge of the Company, any officer, employee, contractor or agent of a member of the Company Group committed any act, or made any statement or failed to make any statement that would reasonably be expected to provide a basis for FDA to invoke the FDA Application Integrity Policy or other similar Governmental Authority to invoke a similar policy. No member of the Company Group or, to the Knowledge of the Company, any officer, employee, contractor or agent of a member of the Company Group has knowingly made any materially false statements on, or material omissions from, any notifications, applications, approvals, reports and other submissions to a Governmental Authority relating to any Company Product or has voluntarily disclosed any violations of Healthcare Laws in any material respect related to any Company Product.

(h) To the Knowledge of the Company, since June 30, 2023, no member of the Company Group has been suspended, disqualified, debarred, or excluded from participating in, or bidding on contracts with, any Governmental Authority, pursuant to the Department of Health and Human Services Office of Inspector General’s exclusion authority under 42 U.S.C. § 1320a-7(a), as implemented at 42 C.F.R. §§ 1001.101, 1001.201 or FDA’s suspension and debarment authority under 21 U.S.C. § 335a, and, to the Knowledge of the Company, no such suspension, disqualification, debarment or exclusion has been initiated or threatened in writing.

SECTION 2.22 Affiliate Transactions. As of the Agreement Date, except as set forth on Section 2.22 of the Company Disclosure Schedule and for any employment agreements or other compensation arrangements entered into in the ordinary course of business, there are no Contracts between (i) the Company or the Company Subsidiaries, on the one hand, and (ii) any of the Company’s Affiliates, on the other hand, that would be required to be disclosed by the Company under Item 404 of Regulation S-K under the Securities Act (each, an “Affiliate Transaction”).

SECTION 2.23 Board Approvals; Vote Required.

(a) The Company Board, by resolutions duly adopted at a meeting duly called and held, unanimously (i) determined that, on the terms and subject to the conditions set forth in this Agreement, this Agreement, the Offer, the Back-End Transactions and the other Transactions to be consummated by the Company are in the best interests of the Company and the sustainable success of its business, having considered the interests of its shareholders, employees and other relevant stakeholders, (ii) duly authorized and approved the execution and delivery of this Agreement, and the performance by the Company of its obligations under this Agreement and the consummation by the Company of the Offer, the Back-End Transactions and the other Transactions to be consummated by the Company, (iii) resolved, subject to Section 5.02(e), to support the Offer and the other Transactions, to recommend acceptance of the Offer by the Company’s shareholders and to recommend that the Company’s shareholders vote for approval and adoption of the matters set forth in Section 1.04(a) (such recommendation, the “Company Board Recommendation”), and (iv) resolved that the Company shall pursue the Transactions on the terms, and subject to the provisions, of this Agreement.

(b) Other than (i) the approvals to be sought at the EGM (or any Subsequent EGM) as described in Section 1.04(a)(i) through Section 1.04(a)(iii), and (ii) the adoption of any resolutions of the management board and general meeting of New TopCo to effect the Back-End Transactions (which the Company shall reasonably procure to be taken), no shareholder votes are necessary for the Company or any Company Subsidiary to authorize this Agreement or to consummate the Transactions in accordance with the terms and subject to the conditions set forth in this Agreement.

SECTION 2.24 Anti-Takeover Measures. Except for (i) the Foundation Option Agreement and the Foundation Call Option granted thereunder and (ii) any arrangement included in the Company’s articles of association which may have the effect of delaying a potential takeover of the Company or making a takeover of the Company more difficult or less attractive, no anti-takeover measure that would qualify as a “beschermingsmaatregel” under the Laws of The Netherlands that may be invoked or implemented by the Company (or any of its Subsidiaries) or by a third party pursuant to a right granted to such third party by the Company (or any of its Subsidiaries) (each, an “Anti-Takeover Measure”) has been implemented by the Company or any of its Subsidiaries in relation to the Offer or the other Transactions.

SECTION 2.25 Opinion of Financial Advisor . The Company Board has received an opinion (which if initially rendered orally, has been or will be confirmed in writing) from Jefferies LLC (the “Company Financial Advisor”) to the effect that, as of the date of such opinion and subject to the various assumptions made, procedures followed, matters considered, and the qualifications and limitations on the scope of review undertaken by the Company Financial Advisor as set forth in its written opinion, the Offer Consideration to be received by the holders of Common Shares pursuant to this Agreement was fair, from a financial point of view, to such holders (other than Parent, Purchaser or their Affiliates). As of the Agreement Date, such opinion has not been withdrawn, revoked or modified. Promptly following the Agreement Date, the Company shall deliver or make available to Parent a copy of such opinion solely for informational purposes.

SECTION 2.26 Brokers. No broker, finder or investment banker (other than the Company Financial Advisor) is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company. On or prior to the Agreement Date, the Company has made available to Parent an unredacted copy of the engagement letter or other agreement, in each case, as amended or modified, between the Company and the Company Financial Advisor.

SECTION 2.27 No Other Representations and Warranties. Except for the representations and warranties set forth in Article III, the Company acknowledges and agrees that no representation or warranty of any kind whatsoever, express or implied, at Law or in equity, is made or shall be deemed to have been made by or on behalf of Parent or Purchaser to the Company, and Parent and Purchaser hereby disclaim any such representation or warranty, whether by or on behalf of Parent or Purchaser, and notwithstanding the delivery or disclosure to the Company, or any of its Representatives or Affiliates, of any documentation or other information by Parent or Purchaser or any of their Representatives or Affiliates with respect to any one or more of the foregoing.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER

Parent and Purchaser hereby, jointly and severally, represent and warrant to the Company that:

SECTION 3.01 Corporate Organization. Each of Parent and Purchaser is a corporation, in each case, validly existing and in good standing (or equivalent concept to the extent applicable) under the laws of the jurisdiction of its organization and has the requisite power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to be so validly existing and in good standing or to have such power and authority would not, individually or in the aggregate, prevent, materially delay or impair the consummation of the Transactions (a “Parent Material Adverse Effect”).

SECTION 3.02 Authority Relative to This Agreement. Each of Parent and Purchaser has all necessary corporate power and authority to execute and deliver this Agreement, to perform their respective obligations hereunder and, subject to the satisfaction of the Minimum Condition as of the Acceptance Time, to consummate the respective Transactions to be consummated by them, including the Offer and the Back-End Transactions. The execution and delivery of this Agreement, and the performance by Parent and Purchaser their respective obligations under this Agreement and the consummation by Parent and Purchaser of the respective Transactions to be consummated by them, including the Offer and Back-End Transactions, have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent or Purchaser are necessary to authorize this Agreement or to consummate the Transactions. This Agreement has been duly and validly executed and delivered by Parent and Purchaser and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Purchaser, enforceable against each of Parent and Purchaser in accordance with its terms, subject to the effect of any applicable Enforceability Exceptions. As of the Agreement Date, (a) the Board of Directors of Parent has approved this Agreement and the transactions contemplated hereby, including the Back-End Transactions, and (b) the Board of Directors of Purchaser has (i) determined that it is in the best interests of Purchaser and its sole shareholder, and declared it advisable, to enter into this Agreement and consummate the transactions contemplated hereby, (ii) approved the execution and delivery by Purchaser of this Agreement, the performance by Purchaser of its covenants and agreements contained herein and the consummation of the Back-End Transactions upon the terms and subject to the conditions contained herein and (iii) recommended that the sole shareholder of Purchaser adopt this Agreement and approve the transactions contemplated hereby (including the Back-End Transactions), in each case of clauses (a) and (b) above, at meetings duly called and held (or by unanimous written consent). No vote of Parent’s shareholders is necessary to approve this Agreement or any of the transactions contemplated hereby.

SECTION 3.03 No Conflict; Required Filings and Consents; Agreements.

(a) The execution and delivery of this Agreement by Parent and Purchaser do not, and the performance by Parent and Purchaser of their respective obligations under this Agreement and the consummation by Parent and Purchaser of the respective Transactions to be consummated by them will not, (i) conflict with or violate the Organizational Documents of Parent or Purchaser, (ii) assuming that all waiting period terminations or expirations, consents, approvals and other authorizations described in Section 3.03(b) have been obtained and that all filings and other actions described in Section 3.03(b) have been made or taken, conflict with or violate any Law applicable to Parent or Purchaser or by which any property or asset of either of them is bound, or (iii) assuming compliance with the matters referred to in Section 3.03(b), result in any breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, any Contract or other instrument or obligation to which Parent or Purchaser is a party or by which Parent or Purchaser or any property or asset of either of them is bound, except, with respect to each of the foregoing clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not have a Parent Material Adverse Effect.

(b) The execution and delivery of this Agreement by Parent and Purchaser do not, and the performance by Parent and Purchaser of their respective obligations under this Agreement and the consummation by Parent and Purchaser of the respective Transactions to be consummated by them will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except for (i) applicable requirements, if any, of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder, (ii) any filings required under the rules and regulations of Nasdaq or Nasdaq Copenhagen, (iii) filings with the Trade Register of the Chamber of Commerce of The Netherlands, (iv) notification pursuant to the premerger notification and waiting period requirements of the HSR Act and such other Antitrust Laws as are listed on Section 2.05(b) of the Company Disclosure Schedule and (v) when the failure to obtain such consent, approval, authorization or permit of, or to make such filing with or notification to, any Governmental Authority would not have a Parent Material Adverse Effect.

SECTION 3.04 Ownership of Shares. Neither Parent nor any of its Subsidiaries (including Purchaser) owns (directly or indirectly, beneficially or of record), or is a party to, nor is any person controlling or controlled by Parent or Purchaser a party to, any agreement, arrangement or understanding (other than this Agreement) for the purpose of acquiring, holding, voting or disposing of, any Shares.

SECTION 3.05 Absence of Litigation. As of the Agreement Date, there is no Action pending or, to the knowledge of Parent, threatened in writing, against or relating to Parent or Purchaser or any of their Affiliates before (or, in the case of threatened Actions, that would be before) or by any Governmental Authority that would have a Parent Material Adverse Effect. As of the Agreement Date, neither Parent nor any of its Affiliates is subject to any continuing Order of, or settlement agreement or other similar written agreement with, any Governmental Authority, that would have a Parent Material Adverse Effect.

SECTION 3.06 Operations of Purchaser. Purchaser is a wholly owned Subsidiary of Parent, was formed solely for the purpose of engaging in the Transactions (including the Offer and the Back-End Transactions), has engaged in no other business activities prior to the Agreement Date and has conducted its operations only as contemplated by this Agreement, will not prior to the Merger Effective Time engage in any such activities or operations, and will have as of immediately prior to the Merger Effective Time, no liabilities other than those contemplated by this Agreement.

SECTION 3.07 Sufficient Funds. Parent and its Subsidiaries (including Purchaser) will have available to them at the Closing sufficient funds to perform all of their respective obligations under this Agreement and to consummate the Offer and the other Transactions to be consummated by them and to pay all amounts required to consummate the Transactions on such date. Parent’s and Purchaser’s obligations under this Agreement are not subject to any conditions regarding Parent’s, Purchaser’s or any other person’s ability to obtain financing for the consummation of the Offer and the other Transactions.

SECTION 3.08 Financing.

(a) Parent has delivered to the Company true, complete and correct copies of (i) a fully executed commitment letter from the Financing Sources party thereto (the “Debt Commitment Letter”), pursuant to which such Financing Sources have committed, upon the terms and subject to the conditions set forth therein, to provide the debt financing described therein in connection with the Transactions and (ii) each fee letter relating to fees with respect to the Financing (as defined below) which copies have been redacted to remove only fee amounts, market “flex” provisions and certain other terms (none of which would adversely affect the amounts, availability, timing or conditionality of the Financing (as defined below)) (such fee letters, collectively, the “Fee Letters”). The Debt Commitment Letter, the Fee Letters and any other debt commitment letter (including any replacement of the Debt Commitment Letter in connection with any Alternative Financing) executed in accordance with Section 5.16, as replaced, amended, supplemented, modified or waived in accordance with Section 5.16, are hereinafter referred to together as the “Debt Commitment Letters”. The financing contemplated pursuant to the Debt Commitment Letters is hereinafter referred to as the “Financing.”

(b) As of the Agreement Date, the Debt Commitment Letters are in full force and effect and are legal, valid and binding obligations of Parent, and to the knowledge of Parent, the other parties thereto, and enforceable in accordance with their respective terms against Parent, and to the knowledge of Parent, each of the other parties thereto, subject to the effect of any applicable Enforceability Exceptions. All commitment fees required to be paid under the Debt Commitment Letters have been paid in full to the extent required to be paid on or prior to the Agreement Date. None of the Debt Commitment Letters have been amended, modified, supplemented or terminated on or prior to the Agreement Date, no Debt Commitment Letter will be amended, modified, supplemented or terminated by Parent in breach of Section 5.16(a), and, as of the Agreement Date, the commitments under the Debt Commitment Letters have not been withdrawn, rescinded, replaced or terminated. As of the Agreement Date, Parent is not in default or breach under the terms of the Debt Commitment Letters and, assuming the satisfaction of the Offer Conditions, no event has occurred which, with or without notice, lapse of time or both, would constitute a breach or default by Parent under any Debt Commitment Letter that could reasonably be expected to result in the failure of the funding obligations thereunder (subject to applicable notice and cure periods). The consummation of the Financing is subject to no conditions precedent other than those expressly set forth in the copies of the Debt Commitment Letters delivered to the Company, and there are no contingencies that would permit the Financing Sources to reduce the total amount of the Financing other than those expressly set forth in the copies of the Debt Commitment Letters delivered to the Company. As of the Agreement Date, except for the Fee Letters, there are no side letters or other agreements, contracts or arrangements to which Parent or Purchaser or any of their respective Affiliates are a party related to the funding of the Financing, other than as expressly set forth in the Debt Commitment Letters delivered to the Company on or prior to the Agreement Date. As of the Agreement Date, assuming no breach by the Company of its representations and warranties under this Agreement (and no breach of the obligations of the Company (including pursuant to Section 5.16 hereof) under this Agreement such that the Offer Conditions would fail to be satisfied) and based upon facts and events known by Parent as of the Agreement Date, Parent does not have reason to believe that any of the conditions to the Financing will not be satisfied or that the Financing will not be available to Parent as contemplated in the Debt Commitment Letters on the Closing Date. Subject to the terms and conditions of the Debt Commitment Letters, the aggregate proceeds of the Financing, together with cash or cash equivalents held by Parent and the other sources of funds referenced in the copies of the Debt Commitment Letters delivered to the Company on or prior to the Agreement Date, as of the Closing, will be sufficient to enable Parent to pay in cash all amounts required to be paid by it in cash in connection with the transactions contemplated hereby, including the Offer Consideration and all payments, fees and expenses payable by it related to or arising out of the consummation of the Transactions (the “Required Amount”). Notwithstanding anything in this Agreement to the contrary, in no event shall the receipt or availability of any funds or financing (including the Financing contemplated by the Debt Commitment Letters) by or to Parent, Purchaser, or any of their respective Affiliates be a condition to any of the obligations of Parent or Purchaser hereunder.

SECTION 3.09 Brokers. Except for PJT Partners (UK) Limited and Morgan Stanley & Co. International plc, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Parent or Purchaser or any of their respective Affiliates in connection with the Transactions or who might be entitled to any broker’s, finder’s, financial advisor’s or similar fee or commission from Parent or Purchaser or any of their respective Affiliates in connection with the Transactions. The Company will not be responsible for any brokerage, finder’s or other fee or commission to any broker, finder or investment banker in connection with the Transactions based upon arrangements made by or on behalf of Parent or Purchaser, all of which fees or commissions, if any, will be paid by Parent.

SECTION 3.10 Disclosure Documents.

(a) The information with respect to Parent, Purchaser and any of their Affiliates that Parent or Purchaser supplied to the Company for use in any Company Disclosure Document or contained or incorporated by reference in any Offer Document will not, on the date the Offer Documents and the Company Disclosure Documents (or any amendment or supplement thereto) are filed, first mailed to shareholders or on the date that the Offer is consummated, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading.

(b) The Schedule TO, when filed, and the Offer Documents, when distributed or disseminated, will comply as to form in all material respects with the applicable requirements of the Exchange Act and all other applicable Laws governing the preparation, distribution or dissemination of such documents, at the time of such filing or the filing of any amendment or supplement thereto, at the time of such distribution or dissemination and at the time of consummation of the Offer, and will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The representations and warranties in this Section 3.10 will not apply to statements or omissions included or incorporated by reference in the Schedule TO and the other Offer Documents based upon information supplied to Parent or Purchaser by the Company or any of their Representatives specifically for use or incorporation by reference therein.

SECTION 3.11 Absence of Certain Agreements. Neither Parent, Purchaser nor any of their Affiliates has entered into any Contract, or authorized, committed or agreed to enter into any Contract, pursuant to which any shareholder of the Company would be entitled to receive consideration in respect of their Shares of a different amount or nature than the Offer Consideration or pursuant to which any shareholder of the Company agrees to tender their Shares into the Offer.

SECTION 3.12 Solvency. Neither Parent nor Purchaser is entering into this Agreement with the intent to hinder, delay or defraud either present or future creditors of Parent and any of its Subsidiaries. Each of Parent and Purchaser is “solvent” (within the meaning of applicable laws relating to fraudulent transfers) and will not have unreasonably small capital for the business in which it is engaged and in which it is proposed to be engaged following consummation of the transactions contemplated by this Agreement.

SECTION 3.13 No Other Representations and Warranties. Except for the representations and warranties set forth in Article II, Parent and Purchaser acknowledge and agree that no representation or warranty of any kind whatsoever, express or implied, at Law or in equity, is made or shall be deemed to have been made by or on behalf of the Company to Parent or Purchaser, and the Company hereby disclaims any such representation or warranty, whether by or on behalf of the Company, and notwithstanding the delivery or disclosure to Parent or Purchaser, or any of their respective Representatives or Affiliates, of any documentation or other information by the Company or any of its Representatives or Affiliates with respect to any one or more of the foregoing.

ARTICLE IV

CONDUCT OF BUSINESS BY THE COMPANY

SECTION 4.01 Conduct of Business by the Company.

(a) The Company agrees that, between the Agreement Date and the earlier of the Acceptance Time and the termination of this Agreement in accordance with its terms (the “Pre-Closing Period”), except (i) as required by applicable Law or with the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), or (ii) as expressly required or expressly contemplated by this Agreement or as set forth in Section 4.01 of the Company Disclosure Schedule, the Company shall, and shall cause the Company Subsidiaries to, conduct the businesses of the Company Group only in the ordinary course of business in all material respects and, to the extent consistent therewith, use reasonable best efforts to (A) preserve substantially intact in all material respects the business organization, assets, properties and business relations of the Company Group, (B) keep available the services of its executive officers and key employees on commercially reasonable terms and (C) maintain satisfactory relationships of the Company Group with any persons with which the Company Group has material business relations. During the Pre-Closing Period, the Company shall, and shall cause the Company Subsidiaries to, use reasonable best efforts to take or cause to be taken the actions set forth on Section 4.01(a) of the Company Disclosure Schedule.

(b) Without limiting Section 4.01(a), and as an extension thereof, except as expressly required or expressly contemplated by this Agreement, as set forth in Section 4.01 of the Company Disclosure Schedule or as required by applicable Law, neither the Company nor any Company Subsidiary shall, during the Pre-Closing Period, do any of the following without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed):

(i) amend, adopt any amendment, or otherwise change (whether by merger, consolidation or otherwise) any Organizational Document of the Company or any Company Subsidiary;

(ii) issue, grant, sell, dispose of, encumber or authorize such issuance, sale, disposition or encumbrance of, any Equity Interests of the Company (including pursuant to the Foundation Option Agreement) or any Company Subsidiary (except for the issuance of Common Shares issuable pursuant to Company Options that are outstanding on the Agreement Date pursuant to the terms of the applicable Company Options as in effect immediately prior to the Agreement Date);

(iii) declare, set aside, make or pay any dividend or other distribution, payable in cash, shares, property or otherwise, with respect to any of Equity Interests of the Company or any Company Subsidiary, except for dividends or other distributions by any direct or indirect wholly owned Company Subsidiary to the Company or any other direct or indirect wholly owned Company Subsidiary;

(iv) reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any Equity Interests of the Company or any Company Subsidiary, other than (A) as provided by any Company Equity Plan, or (B) in connection with the satisfaction of exercise price or Tax withholding obligations in connection with the vesting, exercise or settlement of any Company Option;

(v) sell, transfer, lease, sublease, license, mortgage, pledge, encumber, allow to lapse, assign, abandon, disclaim, dedicate to the public, incur any Lien on (other than a Permitted Lien) or otherwise dispose of, or authorize any of the foregoing with respect to, any of its material properties, assets, licenses, operations, rights, businesses or interests therein (but not including Intellectual Property, which is the subject of Section 4.01(b)(xvii)) except (A) pursuant to Contracts or Company Leases in force on the Agreement Date, (B) such dispositions of assets no longer used in the ordinary course of business of the Company’s or the applicable Company Subsidiary’s business as conducted as of the Agreement Date or (C) such dispositions among the Company and the Company Subsidiaries;

(vi) acquire (including by amalgamation, merger, consolidation or acquisition of Equity Interests or assets or any other business combination) (A) any company, corporation, partnership, other business organization (or any division thereof), (B) any real property (but excluding any Intellectual Property, which is the subject of Section 4.01(b)(xvii)), except, in each case, for acquisitions from wholly owned Subsidiaries of the Company, the purchase of equipment, supplies and inventory in the ordinary course of business, dispositions of marketable securities in the ordinary course of business and dispositions or abandonments of immaterial tangible assets in the ordinary course of business or (C) acquisitions of any assets (other than ordinary course purchases from vendors) as to which the aggregate consideration for all such acquisitions does not exceed $1,000,000 in the aggregate;

(vii) (A) repurchase, prepay or incur any indebtedness for borrowed money or issue any debt securities, or issue or sell options, warrants, calls or other rights to acquire any of its debt securities, (B) make any loans, advances or capital contributions to, or investments in, any other person (other than a Company Subsidiary), other than advances of expenses to any Employee or Non-Employee Service Provider in the ordinary course of business, or (C) assume, guarantee, endorse or otherwise become liable or responsible for the indebtedness or other obligations of another person (other than a guaranty by the Company on behalf of any Company Subsidiary), in each case, other than (1) indebtedness incurred between the Company and any of its wholly owned Subsidiaries or between any of such wholly owned Subsidiaries in the ordinary course of business or (2) indebtedness incurred pursuant to and in accordance with the terms of existing (as of the Agreement Date) credit card programs of the Company or its Subsidiaries in the ordinary course of business, not to exceed $1,000,000 in the aggregate at any given time;

(viii) enter into, amend, waive (including any right thereunder), renew or terminate any Material Contract or any other Contract that would be deemed a Material Contract if it had been entered into prior to the Agreement Date, in each case, other than in the ordinary course of business or the expiration of any such Contract in accordance with its terms (as such terms are in effect as of the Agreement Date); provided that, for purposes of this Section 4.01(b)(viii), the phrase “other than ordinary course of business” shall not be construed to permit (A) the entry into, amendment, waiver, renewal or termination of any Material Contract of the type described in Section 2.15(a)(i), Section 2.15(a)(iv), Section 2.15(a)(v) (except for amendments in the ordinary course of business of any Contracts in respect of manufacturing or with contract research organizations (and the Company will provide to Parent copies of any such amendment promptly following effectiveness)), Section 2.15(a)(vi), or Section 2.15(a)(xii) or (B) the taking of any action prohibited by any other subsection of this Section 4.01(b);

(ix) authorize, or make any commitment with respect to, capital expenditures that in the aggregate exceed the annual capital expenditures budget (a copy of which has been set forth in Section 4.01(b)(ix) of the Company Disclosure Schedule) of the Company and the Company Subsidiaries, taken as a whole;

(x) except as otherwise required under any Plan, (A) increase the compensation payable or to become payable or the benefits provided to Employee or Non-Employee Service Providers, (B) grant or amend any retention, severance or termination pay to, or enter into any employment, bonus, incentive, equity, change of control or severance agreement with, any Employee, other than any standard offer letters with any newly-hired (provided that such hiring is permitted by this Section 4.01) Employee below the level of associate director in the ordinary course of business and that provide for no more than six (6) months’ severance, (C) pay any annual bonus or annual incentive compensation in excess of the amount earned based on actual performance in accordance with the applicable Plan, (D) establish, adopt, enter into, terminate or amend any Plan, or establish, adopt or enter into any plan, agreement, program, policy, trust, fund or other arrangement that would be a Plan if it were in existence as of the Agreement Date, for the benefit of any Employee or Non-Employee Service Provider, except for renewals of any Plan providing health and welfare benefits in the ordinary course of business or as permitted in clause (B), or (E) establish, adopt, enter into or amend any collective bargaining agreement or similar labor agreement (including any Company CBA);

(xi) (A) hire any Employee, other than Employees in the ordinary course of business (1) who are below the level of associate director or (2) who will have an annual base salary of not more than $150,000 (for US-based employees) or €150,000 (for employees based in Europe); provided that, in the case of each of clauses (1) and (2), the Employee must perform services in one of the areas set forth on Section 4.01(b)(xi) of the Company Disclosure Schedule, or (B) terminate (other than for “cause”) the employment of any Employee (or any individual who would be an Employee if employed on the Agreement Date) at the associate director level or higher or with annual base salary in excess of $150,000 (for US-based employees) or €150,000 (for employees based in Europe);

(xii) voluntarily accelerate the lapse of restriction or vesting of any Company Option as a result of the Transactions, except as expressly provided in this Agreement;

(xiii) (A) settle (or propose to settle) any Action, other than (1) settlements for monetary damages (net of insurance proceeds) to be paid by the Company or any Company Subsidiary involving not more than $1,000,000 individually or $4,000,000 in the aggregate and that do not (x) require any material actions or impose any material restrictions on the business or operations of the Company Group, or after the Closing, Parent or its Subsidiaries or (y) include the admission of wrongdoing by any member of the Company Group, or (2) shareholder litigation, which is the subject of Section 5.10, or (B) settle (or propose to settle) (1) any of the matters set forth in items (1) or (2) of Section 2.10 of the Company Disclosure Schedule, or (2) any investigation or inquiry by any Governmental Authority, including by entering into any consent decree or other similar agreement;

(xiv) (A) change the Company’s financial accounting policies or procedures in effect as of December 31, 2024, other than as required by Law or GAAP or (B) write up, write down or write off the book value of any of its assets, other than (1) in the ordinary course of business or (2) as may be required by Law or GAAP, as approved by the Company’s independent public accountants;

(xv) adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any of the Company Subsidiaries;

(xvi) (A) change or adopt (or file a request to change or adopt) any material method of Tax accounting, except as required by applicable Law, (B) make, change or rescind any material Tax election, (C) settle or compromise any material claim, investigation, audit or controversy relating to material Taxes, (D) surrender any right to claim a material Tax refund, (E) file any income or other material amended Tax Return, except as required by applicable Law, (F) enter into any closing agreement with respect to any income or other material Tax or (G) waive or extend the statute of limitations with respect to any material Tax Return other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business;

(xvii) (A) abandon, disclaim, dedicate to the public, allow to lapse, sell, assign, transfer, encumber or incur any Lien (other than Permitted Liens) on, any Registered Company Intellectual Property or other material Company Intellectual Property, including failing to perform or cause to be performed all applicable filings, recordings and other acts, or to pay or cause to be paid all required fees and Taxes, to maintain and protect the Company’s or any Company Subsidiary’s interest in the foregoing Intellectual Property; (B) license or sublicense any of the foregoing Intellectual Property described under clause (A) to any third party or any Company Subsidiary that is not wholly owned by the Company, other than non-exclusive licenses granted to customers in connection with sales of any Company Products or to contract manufacturers, suppliers, distributors or other service providers, collaborators or partners in connection with applicable agreements with such entities, in each case, in the ordinary course of business; (C)(1) settle, agree to dismiss, move to have dismissed, or fail to continue to diligently pursue any Action pending as of the Agreement Date, or (2) grant to, or agree to grant to, any third party or any Company Subsidiary that is not wholly owned by the Company, any covenant not to commence any Action; in each case of the foregoing subclauses (1) and (2), concerning the ownership, validity, enforceability or scope of any material Company Intellectual Property or Licensed Intellectual Property; or (D) disclose any material confidential information of the Company or any Company Subsidiary to any person, that is not bound by written confidentiality and non-disclosure obligations, and provided that the restrictions set forth in foregoing clauses (A) and (C) shall not apply to any action taken (x) in the ordinary course of business or (y) that is required by (or as to which the Company does not have final decision-making authority), and in compliance with, a Contract existing as of the Agreement Date;

(xviii) enter into, amend, waive or terminate (other than terminations in accordance with their terms) any Affiliate Transaction;

(xix) unless mandated by any Governmental Authority or reasonably required for safety or efficacy reasons, (A) make any material change to, discontinue, terminate or suspend any ongoing material Research Program, or (B) commence, alone or with any third party, any Research Program that has not been disclosed to Parent prior to the Agreement Date; provided that the restrictions set forth in this Section 4.01(b)(xix) shall not apply to any action taken (x) in the ordinary course of business, except with respect to any Research Program that is directed to petosemtamab or the Company’s proprietary biclonics or multiclonics platforms with respect thereto or (y) that is required by (or as to which the Company does not have final decision-making authority), and in compliance with, a Contract existing as of the Agreement Date; or

(xx) agree, resolve, announce an intention, enter into any formal or informal agreement or otherwise make a commitment, to do any of the foregoing.

SECTION 4.02 Control of Operations. Without limiting Section 4.01, nothing contained in this Agreement shall give Parent or Purchaser, directly or indirectly, the right to control or direct the operations of the Company prior to the Closing. Prior to the Closing, the Company shall exercise, consistent with and subject to the terms and conditions of this Agreement, including Section 4.01, control and supervision over such matters.

ARTICLE V

ADDITIONAL AGREEMENTS

SECTION 5.01 Access to Information; Confidentiality.

(a) Except as otherwise prohibited by applicable Law, during the Pre-Closing Period and solely for purposes of furthering the Transactions or integration planning relating thereto, the Company shall (and shall cause the Company Subsidiaries to), under the supervision of appropriate personnel of the Company and in such a manner as not to unreasonably interfere with the operation of the business of the Company: (i) provide to Parent and its Representatives reasonable access, during normal business hours and upon reasonable prior notice to the Company by Parent, to the officers, employees, agents, properties, offices and other facilities of the Company and the Company Subsidiaries and to the books and records thereof and (ii) furnish as promptly as practicable to Parent such information concerning the business, properties, Company Products, Contracts, assets, liabilities, personnel and other aspects of the Company and the Company Subsidiaries as Parent or its Representatives may reasonably request; provided that if such access or disclosure (A) would be prohibited by applicable Law, (B) would violate any obligations of the Company or any of its Subsidiaries with respect to confidentiality to any third party or otherwise breach, contravene or violate, constitute a default under, or give a third party the right to terminate or accelerate an obligation under, any then effective Contract to which the Company or any of its Subsidiaries is a party, (C) would, in the reasonable judgment of the Company, result in a loss of attorney-client privilege, work product doctrine or other applicable privilege applicable to such documents or information, would constitute a waiver of any other privilege or trade secret protection held by the Company or any of its Subsidiaries, or (D) would relate to documents or information concerning the evaluation or negotiation of this Agreement, the Transactions contemplated or, subject to Section 5.02, an Acquisition Proposal or Superior Proposal, the Company shall use its reasonable best efforts to allow for such access or disclosure (or as much of it as possible) in a manner that would not give rise to the consequences described under the foregoing clauses (A) through (D), including to the extent requested by Parent and if applicable, by entering into a customary joint defense agreement that would alleviate such loss of privilege. The Company shall be entitled to have Representatives present at all times during any inspection by Parent, Purchaser or their Representatives pursuant to this Section 5.01(a). No notice, access, review or investigation pursuant to this Section 5.01 or information provided, made available or delivered to Parent, Purchaser or their Representatives pursuant to this Section 5.01 or otherwise shall affect any representations or warranties of the Company or conditions or rights of Parent or Purchaser contained in this Agreement. No investigation after the Agreement Date shall affect or be deemed to modify or supplement any representation or warranty made by the Company herein.

(b) All information obtained by Parent, Purchaser, their respective Affiliates or their respective Representatives pursuant to this Section 5.01 shall be kept confidential in accordance with the Confidentiality Agreement; provided that (i) nothing in the Confidentiality Agreement shall restrict Parent’s or Purchaser’s ability to take any of the actions expressly contemplated by this Agreement and (ii) in the event that the Company delivers notice to Parent that it intends to effect an Adverse Recommendation Change of a type described in Section 5.02(e)(i), the restrictions set forth in paragraph 6 of the Confidentiality Agreement shall terminate and cease to apply to Parent and its Representatives and Affiliates (including Purchaser). The Company and Parent hereby agree, in accordance with paragraph 14 of the Confidentiality Agreement, that the Confidentiality Agreement shall be deemed to have been, and hereby is, amended by the provisions of this Section 5.01(b). If the Closing occurs, the Confidentiality Agreement shall automatically terminate and be of no further force and effect.

SECTION 5.02 No Solicitation.

(a) Except as expressly permitted by this Section 5.02, the Company shall, and shall cause the Company Subsidiaries to, and shall instruct (and use its reasonable best efforts to cause) the Representatives of the Company to, immediately cease and cause to be terminated any solicitation, discussions or negotiations with any person that may be ongoing with respect to any Acquisition Proposal or any inquiry, expression of interest, proposal, discussion, negotiations or offer that would reasonably be expected to lead to an Acquisition Proposal (other than to inform any such person of the existence of this Agreement and the Company’s obligations under this Section 5.02), and, within two (2) Business Days after the Agreement Date, shall request the prompt return or destruction of all confidential information of the Company previously furnished to any such person that executed a confidentiality agreement with the Company since the date that is twelve (12) months prior to the Agreement Date in connection with its consideration of an Acquisition Proposal and within one (1) Business Day terminate all access to any physical and electronic data room containing confidential information of the Company granted to any such person, its Affiliates or Representatives in connection with its consideration of an Acquisition Proposal. During the Pre-Closing Period, except as expressly provided in Section 5.02(b), the Company shall not, and shall cause each of the Company Subsidiaries not to, terminate, waive, amend or modify any provision of any existing standstill or confidentiality agreement to which it or any of the Company Subsidiaries is a party.

(b) Except as expressly permitted by this Section 5.02, during the Pre-Closing Period, the Company agrees that it shall not and shall cause each Company Subsidiary and any of the officers, directors or employees of it or any Company Subsidiary not to, and shall instruct the other Representatives of the Company not to, directly or indirectly, (i) solicit, initiate, knowingly facilitate or knowingly encourage any inquiries or the implementation or submission of any Acquisition Proposal, or any proposals or offers that would be reasonably expected to lead to, an Acquisition Proposal, (ii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person any non-public information in connection with, any inquiries, proposals or offers that constitute, or would be reasonably expected to lead to, an Acquisition Proposal except to notify such person of the existence of this Agreement and the Company’s obligations under this Section 5.02(b) and to clarify and understand the terms and conditions of any such Acquisition Proposal, or (iii) execute or enter into any Acquisition Agreement; provided that, notwithstanding the foregoing, the Company may grant a waiver, amendment or release under any confidentiality or standstill agreement, solely to the extent necessary to allow a confidential Acquisition Proposal to be made to the Company or the Company Board (or any committee thereof) so long as (A) the Company Board has determined in good faith (after consultation with outside legal counsel) that the failure to grant such waiver, amendment or release would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law and (B) the Company promptly (and in any event within one (1) Business Day of the determination of the Company Board as required by the foregoing subclause (A) of this Section 5.02(b)) notifies Parent of any such waiver, amendment or release; provided further that, prior to the Acceptance Time, nothing contained in this Section 5.02 shall prevent the Company or the Company Board (or any committee thereof) from furnishing information (including non-public information) to, or engaging in negotiations or discussions with, any person that has made a bona fide Acquisition Proposal, which Acquisition Proposal did not result from a material breach of this Section 5.02, if, and only if, prior to taking such action, (1) the Company Board (x) determines in good faith (after consultation with its outside legal counsel) that such Acquisition Proposal is, or would reasonably be expected to result in, a Superior Proposal and (y) determines in good faith (after consultation with its outside legal counsel) that its failure to take such actions would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law, (2) the Company provides written notice to Parent of the determination referenced in subclause (1) promptly (and in any event within one (1) Business Day of such determination), and (3) the Company receives or has received from such person an executed Acceptable Confidentiality Agreement. The Company shall deliver to Parent a copy of any executed Acceptable Confidentiality Agreement promptly (and in any event within one (1) Business Day) following its execution. The Company shall provide to Parent any non-public information concerning the Company or any of the Company Subsidiaries provided by the Company or any Company Subsidiary to any person entering into an Acceptable Confidentiality Agreement pursuant to this Section 5.02(b) that has not been previously provided to Parent reasonably promptly after the time it is provided to such person (and in no event more than one (1) calendar day thereafter).

(c) The Company shall promptly upon receipt thereof (and in any event within one (1) Business Day) (i) provide Parent written notice of the receipt of (A) any Acquisition Proposal (including any material modification thereto) or (B) any inquiries, proposals or offers that would reasonably be expected to lead to an Acquisition Proposal and (ii) disclose to Parent a copy of, any such Acquisition Proposal or any such inquiry, proposal or offer made in writing (or, if made orally, a reasonably detailed description of the material terms of such Acquisition Proposal, inquiry, proposal or proposal), provided that such disclosure to Parent may be redacted to the extent necessary to protect the confidential information regarding the business and operations of the person making such inquiry, proposal or offer so long as such redaction does not extend any material terms or conditions of such Acquisition Proposal or any such inquiry, proposal or offer. The Company will, promptly upon receipt thereof (and in any event within one (1) Business Day), provide Parent with copies of all drafts and final versions of definitive or other agreements including schedules and exhibits thereto (which may be redacted to the extent necessary to protect the confidential information regarding the business and operations of the person making such Acquisition Proposal, so long as such redaction does not extend to any material terms or conditions of such Acquisition Proposal) relating to such Acquisition Proposal, in each case exchanged between the Company or any of its Representatives, on the one hand, and the person making such Acquisition Proposal or any of its Representatives, on the other hand. The Company will keep Parent reasonably informed on a reasonably prompt basis (and in any event within one (1) Business Day of any material development) of the status and material terms (including with respect to any material changes in price, the amount and form of consideration or other material amendments) of any such Acquisition Proposal or other inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal. The Company shall promptly, and in any event within one (1) Business Day, following a determination by the Company Board (or any committee thereof) that an Acquisition Proposal is a Superior Proposal, notify Parent of such determination.

(d) Except as expressly set forth in Section 5.02(e), during the Pre-Closing Period, neither the Company nor the Company Board (or any committee thereof), as applicable, shall, and neither shall publicly propose to, (i) withhold, withdraw or qualify (or modify in a manner adverse to Parent or Purchaser) the Company Board Recommendation, (ii) approve, recommend, submit for a vote of the Company’s shareholders or otherwise declare advisable any Acquisition Proposal, (iii) enter into any Acquisition Agreement, (iv) if an Acquisition Proposal has been publicly disclosed (other than by the commencement of a tender offer or exchange offer), refuse to affirm publicly the Company Board Recommendation following any reasonable written request by Parent to provide such reaffirmation within ten (10) Business Days after Parent’s written request therefor (provided that the Company shall not be required to make more than two (2) such reaffirmations), (v) refrain from recommending against any Acquisition Proposal that is a tender offer or exchange offer within ten (10) Business Days after the commencement thereof or (vi) authorize, commit, resolve or agree to take any such actions (any such action, other than those set forth in the preceding clause (iii), an “Adverse Recommendation Change”).

(e) Notwithstanding anything in this Agreement to the contrary, prior to the Acceptance Time, the Company Board (i) may effect an Adverse Recommendation Change or cause the Company to terminate this Agreement pursuant to Section 6.01(d)(i) in order to enter into, or cause a Company Subsidiary to enter into, an Acquisition Agreement with respect to a Superior Proposal (so long as, prior to or concurrently with, and as a condition to the effectiveness of, such termination, the Company pays to Parent the Company Termination Fee in accordance with Section 6.03(b)), if the Company receives an unsolicited, written Acquisition Proposal that the Company Board determines in good faith (after consultation with its outside legal counsel and outside financial advisor) is a Superior Proposal and determines in good faith (after consultation with its outside legal counsel) that its failure to take such actions would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law or (ii) may effect an Adverse Recommendation Change if an Intervening Event occurs and as a result thereof the Company Board determines in good faith (after consultation with its outside legal counsel) that the failure to effect an Adverse Recommendation Change would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law; provided that:

(i) prior to effecting such an Adverse Recommendation Change with respect to a Superior Proposal or terminating this Agreement pursuant to Section 6.01(d)(i), (A) the Company has notified Parent in writing that it intends to effect an Adverse Recommendation Change (which notice shall not constitute an Adverse Recommendation Change) or terminate this Agreement pursuant to Section 6.01(d)(i), (B) the Company has provided Parent a summary of the material terms and conditions of such Acquisition Proposal consistent with the requirements set forth in Section 5.02(c), (C) if requested to do so by Parent, for a period of four (4) calendar days following delivery of such notice, the Company shall have discussed and negotiated in good faith, and shall have made the Representatives of the Company reasonably available to discuss and negotiate in good faith, with Parent and its Representatives, any bona fide proposed modifications to the terms and conditions of this Agreement in such a manner that the Superior Proposal ceases to constitute a Superior Proposal and (D) no earlier than the end of such four (4)-calendar-day period, the Company Board (after consultation with its outside legal counsel and outside financial advisor), shall have determined in good faith, after considering the terms of any proposed amendment or modification to this Agreement proposed by Parent during such four (4)-calendar-day period, that such Superior Proposal still constitutes a Superior Proposal and that the failure to make an Adverse Recommendation Change or terminate this Agreement pursuant to Section 6.01(d)(i) in connection therewith would still be reasonably likely to be inconsistent with its fiduciary duties under applicable Law (it being understood and agreed that any change to the financial or other material terms of a proposal that was previously the subject of a notice hereunder shall require a new notice to Parent as provided above, but with respect to any such subsequent notices references herein to a “four (4)-calendar-day period” shall be deemed to be references to a “two (2)-calendar-day period”); and

(ii) prior to effecting such an Adverse Recommendation Change with respect to an Intervening Event, (A) the Company has notified Parent in writing that it intends to effect such an Adverse Recommendation Change, describing in reasonable detail the reasons for such Adverse Recommendation Change, (B) if requested to do so by Parent, for a period of four (4) calendar days following delivery of such notice, the Company shall have discussed and negotiated in good faith, and shall have made the Representatives of the Company reasonably available to discuss and negotiate in good faith, with Parent and its Representatives any bona fide proposed modifications to the terms and conditions of this Agreement and (C) no earlier than the end of such four (4)-calendar-day period, the Company Board shall have determined in good faith, after considering the terms of any proposed amendment or modification to this Agreement proposed by Parent during such four (4)-calendar-day period, that the failure to effect an Adverse Recommendation Change would still be reasonably likely to be inconsistent with the Company Board’s fiduciary duties under applicable Law. Unless this Agreement shall have been validly terminated in accordance with Article VI, the occurrence of any Adverse Recommendation Change in respect of an Intervening Event shall not affect the obligations of the parties to continue to cooperate and implement the Transactions in accordance with, and subject to the terms and conditions of, this Agreement.

(f) Nothing contained in this Agreement shall prevent or prohibit the Company or the Company Board from issuing a “stop, look and listen” communication pursuant to Rule 14d-9(f) under the Exchange Act or complying with Rule 14d-9, Item 1012(a) of Regulation M-A promulgated under the Exchange Act and Rule 14e-2 under the Exchange Act with respect to an Acquisition Proposal or from making any disclosure to the Company’s shareholders if the Company Board determines (after consultation with its outside legal counsel) that its failure to do so would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law; provided that any such action that would otherwise constitute an Adverse Recommendation Change may only be made in accordance with Section 5.02(e). A factually accurate public statement that describes the Company’s receipt of an Acquisition Proposal and the operation of this Agreement with respect thereto (without including a reaffirmation) shall not be deemed an Adverse Recommendation Change.

(g) Except as set forth in Section 6.03(d), with respect to an Acquisition Proposal, for purposes of this Agreement:

(i) “Acquisition Proposal” means any proposal or offer from any person or group (other than Parent or any of its Subsidiaries) relating to, in a single transaction or series of related transactions: (A) any direct or indirect acquisition of (1) more than twenty percent (20%) of the assets (whether based on the book value, fair market value, revenue generation or net income) of the Company Group, taken as a whole, including in any such case through the acquisition of one or more Company Subsidiaries owning such assets, or (2) more than twenty percent (20%) of the outstanding Common Shares (or any Equity Interests convertible into, or exchangeable for, such Common Shares); (B) any tender offer or exchange offer, as defined pursuant to the Exchange Act, that if consummated would result, directly or indirectly, in any person or group (or the shareholders of any person or group) beneficially owning twenty percent (20%) or more of the outstanding Common Shares; or (C) any merger, consolidation, business combination, share exchange, recapitalization, liquidation, dissolution or other similar transaction involving the Company which would result in any person or group (or the shareholders of any person or group) beneficially owning, directly or indirectly, more than twenty percent (20%) of the outstanding Common Shares or twenty percent (20%) of the voting power of the surviving entity in a merger involving the Company or the resulting direct or indirect parent of the Company or such surviving entity (or any securities convertible into, or exchangeable for, securities representing such voting power). Whenever the term “group” is used in this Agreement, it shall have the definition set forth in Rule 13d-3 of the Exchange Act.

(ii) “Intervening Event” means any material event, circumstance, change, effect, development or condition first occurring or arising after the Agreement Date and prior to the Expiration Time that was not known to, or reasonably foreseeable, by the Company Board as of the Agreement Date (or if known, the magnitude or material consequences of which were not known to, or reasonably foreseeable by, the Company Board as of the Agreement Date); provided that in no event shall any of the following constitute an Intervening Event: (A) any Acquisition Proposal; (B) the public announcement, execution, delivery or performance of this Agreement, the identity of Parent as a party to this Agreement or the public announcement, pendency or consummation of the Transactions; (C) any change in the trading price or trading volume of Common Shares on Nasdaq or any change in the Company’s credit rating (although, for purposes of clarity, any underlying Effects with respect to this subclause (C) relating to or causing such change may be considered, along with the effects or consequences thereof); or (D) the fact that the Company has exceeded or met any projections, forecasts, revenue or earnings predictions or expectations of the Company or any securities analysts for any period ending (or for which revenues or earnings are released) on or after the Agreement Date; provided that for the purposes of clauses (C) and (D), any underlying Effects relating to or causing such change may be considered, along with the effects or consequences thereof.

(iii) “Superior Proposal” means any bona fide written Acquisition Proposal made by any person or group (other than Parent or any of its Subsidiaries) after the Agreement Date, which Acquisition Proposal did not result from a material breach of this Section 5.02, and that (A) the Company Board determines in good faith (after consultation with its outside financial advisors and outside legal counsel) is, on balance, more favorable to the Company and the sustainable success of its business, taking into account the interests of its shareholders, employees and other relevant stakeholders, than the Offer and the other Transactions, taking into account (i) any bona fide proposed amendment or modification proposed by Parent pursuant to Section 5.02(e)(i), (ii) all the terms and conditions of the Acquisition Proposal, and (iii) all relevant financial, regulatory, legal and other aspects (including certainty of closing, certainty of financing and the identity of the person making the Acquisition Proposal) of such proposal and (B) the Company Board determines (after consultation with its outside financial advisor and outside legal counsel) is reasonably capable of being consummated in accordance with its terms; provided, that for purposes of this definition of “Superior Proposal,” the term “Acquisition Proposal” shall have the meaning assigned to such term herein, except that each reference to “twenty percent (20%)” shall be deemed to be a reference to “fifty percent (50%)”.

(h) It is understood that for all purposes of this Agreement, in the event that any Representative of the Company Group takes any action at the direction of the Company or any of its Subsidiaries which, if taken by the Company, would constitute a material breach of this Section 5.02, such action shall be deemed to be a material breach of this Section 5.02 by the Company.

SECTION 5.03 Directors’ and Officers’ Indemnification and Insurance.

(a) From and after the Closing, Purchaser shall, and Parent shall cause Purchaser to, to the fullest extent permitted under applicable Law, honor and fulfill (and cause to be honored and fulfilled) in all respects the obligations of the Company (or, following the Merger Effective Time, New TopCo) and the Company Subsidiaries under any and all indemnification agreements between the Company or any Company Subsidiary, on the one hand, and any of their respective present or former directors and officers, on the other hand (collectively, the “Indemnified Parties,” and such agreements, the “Indemnification Agreements”). In addition, Parent and Purchaser agree that all rights to indemnification, advances and exculpation from liabilities for acts or omissions occurring at or prior to the Closing and, for the Independent Directors, for acts or omissions occurring at or prior to the date of their resignation contemplated by Section 1.05(b), in favor of the Indemnified Parties as provided in the Organizational Documents of the Company or any Company Subsidiary and the Indemnification Agreements shall survive the Closing and the Back-End Transactions and shall continue in full force and effect in accordance with their terms and shall not be amended, repealed or modified in a manner less advantageous to the Indemnified Parties for a period of six (6) years following the Closing Date.

(b) For a period of six (6) years after the Closing Date, Purchaser shall, and Parent shall cause Purchaser to, to the fullest extent permitted under applicable Law, indemnify and hold harmless each Indemnified Party against all costs and expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any Action (whether arising before or after the Closing), whether civil, criminal, administrative or investigative, arising out of or relating to any action or omission in their capacity as a director or officer of the Company or any Company Subsidiary, occurring on or before the Closing or, for the Independent Directors, for acts or omissions occurring at or prior to the date of their resignation contemplated by Section 1.05(b), and to the fullest extent permitted by Law, Purchaser shall, and Parent shall cause Purchaser to, pay all expenses of each Indemnified Party in advance of the final disposition of any such Action, subject to receipt of an undertaking to repay such advances if it is ultimately determined in accordance with applicable Law that such Indemnified Party is not entitled to indemnification or exculpation. In the event of any such Action, (i) subject to the undertaking described in the previous sentence, Purchaser shall, and Parent shall cause Purchaser to, pay the reasonable fees and expenses of counsel selected by the Indemnified Parties, which counsel shall be reasonably satisfactory to Purchaser, promptly after statements therefor are received, (ii) neither Parent nor Purchaser shall settle, compromise or consent to the entry of any judgment in any pending or threatened Action to which an Indemnified Party is a party (and in respect of which indemnification or exculpation could be sought by such Indemnified Party hereunder), unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such Action or such Indemnified Party otherwise consents and (iii) Parent and Purchaser shall cooperate in the defense of any such matter; provided that neither Parent nor Purchaser shall be liable for any settlement effected without their prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed); and provided further that, in the event that any claim for indemnification or exculpation is asserted or made within such six (6)-year period, all rights of each Indemnified Party under this Section 5.03(b) in respect of such claim shall continue until such claim is fully and finally resolved. The rights of each Indemnified Party under this Section 5.03(b) shall be in addition to any rights such person may have under the Organizational Documents of the Company or any Company Subsidiary, or under any Law or under any Indemnification Agreement. To the maximum extent permitted by applicable Law, such indemnification and exculpation shall be mandatory rather than permissive.

(c) Prior to the Closing, Parent shall either (i) obtain and prepay or cause to be obtained and prepaid, effective as of the Closing, and shall maintain, or cause to be maintained, as of the Closing in full force and effect (with the obligations thereunder to be honored) “tail” insurance policies (which policies by their express terms shall survive the Closing) with the Company’s current insurance carrier or with an insurance carrier with the same or better credit rating as the Company’s current directors’ and officers’ liability insurance carrier with a claims period of at least six (6) years from the Closing with respect to directors’ and officers’ liability insurance that is substantially equivalent to and in any event providing coverage, terms, conditions, retentions, limits of liability, deductibles, amounts and scope at least as favorable as the Company’s existing policies for claims arising from facts or events that occurred on or prior to the Closing or (ii) maintain in effect for six (6) years from the Closing, if available, the current directors’ and officers’ liability insurance policies maintained by the Company; provided that Parent may substitute therefor policies with the Company’s current insurance carrier or with an insurance carrier with the same or better credit rating as the Company’s current directors’ and officers’ liability insurance carrier of at least the same coverage containing terms and conditions, including coverage, retentions, limits of liability, deductibles and amounts, that are substantially similar and at least as favorable as the Company’s existing policies with respect to matters occurring prior to the Closing; provided further, that in no event shall Parent be required to expend pursuant to this Section 5.03(c) more than an amount per year equal to 300% of current annual premiums paid by the Company for such insurance (the “Insurance Cap”) and (ii) in the event of an expiration, termination or cancellation of any policy, Parent shall be required to obtain a replacement policy substantially equivalent to such expired, terminated or canceled policy, subject to the Insurance Cap.

(d) In the event Purchaser or any of its successors or assigns (i) consolidates or amalgamates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation, amalgamation or merger or (ii) liquidates, dissolves, winds up or transfers all or substantially all of its properties and assets to any person, then, and in each such case, Parent shall take such action as may be necessary so that the successors and assigns of Purchaser, as the case may be, shall succeed to and assume the obligations set forth in this Section 5.03.

(e) The provisions of this Section 5.03 shall survive the Closing and are (i) intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their successors, assigns and heirs (each of whom shall be third party beneficiaries of this Section 5.03) and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise. Unless required by applicable Law, this Section 5.03 may not be amended, altered or repealed after the Closing in such a manner as to adversely affect the rights of any Indemnified Parties or any of their successors, assigns or heirs without the prior written consent of the affected Indemnified Parties.

SECTION 5.04 Employee Benefits Matters.

(a) Parent hereby agrees that, for a period of one (1) year immediately following the Closing, it shall, or it shall cause its Subsidiaries (as applicable) to, provide each employee of the Company and of each of the Company Subsidiaries as of the Closing (each, a “Continuing Employee”), to the extent such Continuing Employee remains employed by Parent or its Subsidiaries, with (i) a base salary or regular hourly wage rate (as applicable) that is no less than the base salary or regular hourly wage rate provided by the Company and the Company Subsidiaries to such Continuing Employee immediately prior to the Closing, (ii) an annual target cash bonus opportunity (excluding retention and change in control bonuses) that is not less than the annual target cash bonus opportunity provided to such Continuing Employee immediately prior to the Closing and (iii) employee benefits (excluding equity or equity-based compensation, severance, retention, change in control, employee stock purchase benefits, defined benefit pension benefits and retiree health and welfare benefits) that are in the aggregate substantially comparable to the greater of (x) those received by such Continuing Employee from the Company or the Company Subsidiaries immediately prior to the Closing or (y) those provided by Parent or its Subsidiaries to similarly situated employees of Parent or its Subsidiaries.

(b) Parent shall, or shall cause its Subsidiaries (as applicable) to, use commercially reasonable efforts to cause Continuing Employees to receive service credit for purposes of eligibility to participate, vesting and entitlement to (or level of) benefits where length of service is relevant, but excluding benefit accruals under any defined benefit pension plan, under any employee benefit plan, program or arrangement, in each case, established or maintained by

Parent or its Subsidiaries under which each Continuing Employee may be eligible to participate on or after the Closing to the same extent recognized by the Company or any of the Company Subsidiaries under comparable Plans immediately prior to the Closing; provided that such crediting of service shall not operate to duplicate any benefit or the funding of any such benefit. Such plan, program or arrangement of Parent or its Subsidiaries shall credit each such Continuing Employee for service accrued or deemed accrued on or prior to the Closing with the Company, any Company Subsidiary and all Affiliates where service with the Affiliate was credited under a comparable Plan of the Company prior to the Closing. In addition, Parent shall waive, or cause to be waived, any limitations on benefits relating to any pre-existing conditions to the extent such conditions are covered immediately prior to the Closing under the applicable Plans and to the same extent such limitations are waived under any comparable plan of Parent or its Subsidiaries and use commercially reasonable efforts to recognize, for purposes of the annual deductible and out-of-pocket limits under its medical and dental plans, the deductible and out-of-pocket expenses paid by Continuing Employees in the calendar year in which the Closing occurs.

(c) If requested by Parent in writing as of at least ten (10) Business Days prior to the Closing (but conditioned upon the occurrence of the Closing), the Company shall take all necessary actions to terminate or cause to be terminated the tax-qualified defined contribution plan established by the Company or its applicable Affiliate that includes a cash or deferred arrangement within the meaning of Section 401(k) of the Code (the “Company 401(k) Plan”). In the event that Parent requests that the Company 401(k) Plan be terminated, the Company shall, or shall cause its applicable Affiliate to, provide Parent with evidence that the Company 401(k) Plan has been terminated, with the termination of the Company 401(k) Plan effective no later than the day immediately preceding the Closing Date, pursuant to a duly adopted resolution of the Company or its applicable Affiliate (the form and substance of which shall be subject to review and approval by Parent, which approval shall not be unreasonably withheld, conditioned or delayed) no later than the day immediately preceding the Closing. In the event that Parent requests that the Company 401(k) Plan be terminated, Parent shall have, or cause its Subsidiaries to have, in effect a tax-qualified defined contribution plan established by Parent or its applicable Affiliate that includes a cash or deferred arrangement within the meaning of Section 401(k) of the Code (the “Parent 401(k) Plan”) in which Continuing Employees shall be eligible to participate as soon as reasonably practicable following the Closing Date. Parent shall, or shall cause its applicable Affiliate to, permit each such Continuing Employee to elect to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 402(c)(4) of the Code) in an amount equal to the entire eligible rollover distribution distributable to such Continuing Employee from the Company 401(k) Plan (including promissory notes evidencing participant loans) to the Parent 401(k) Plan.

(d) With respect to each Continuing Employee who, as of immediately prior to the Closing, is eligible to receive a 2025 annual bonus and provided such Continuing Employee’s employment does not terminate following the Closing either by Parent or one of its Affiliates for “Cause” (as defined in the Company Equity Plan) or due to such Continuing Employee’s voluntary resignation, Parent shall (or shall cause one of its Affiliates to), to the extent not paid prior to the Closing, pay such Continuing Employee a 2025 annual bonus in an amount based on actual performance and consistent with amounts accrued with respect to the 2025 annual bonus. The annual bonuses payable pursuant to this Section 5.04(d) shall be paid at such time or times as such 2025 annual bonus would have otherwise been paid by the Company and its Subsidiaries in the ordinary course consistent with past practice, provided that such payment shall in all events occur by February 2, 2026.

(e) Nothing contained in this Agreement is intended to be treated as an amendment to any Plan or any employee benefit plan or arrangement of Parent or any of its Affiliates, or to create any third-party beneficiary rights in any Employee or Non-Employee Service Provider, any beneficiary or dependent thereof, or any collective bargaining representative thereof. Nothing contained herein, express or implied, shall (i) alter or limit the ability of Parent or its Affiliates to amend, modify or terminate any benefit plan, program, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them or (ii) create any rights to continued employment or service with Parent or its Affiliates or in any way limit the ability of Parent or its Affiliates to terminate the employment or service of any Employee or Non-Employee Service Provider at any time and for any reason.

SECTION 5.05 Compensation Arrangements. Prior to the Acceptance Time, the Company (acting through the Company Board) shall take all such steps as may be required to cause to be exempt under Rule 14d-10(d) under the Exchange Act any employment compensation, severance or other employee benefit arrangement that has been, or after the Agreement Date will be, entered into by the Company with any current or future Employee or Non-Employee Service Provider and to ensure that any such arrangements fall within the safe harbor provisions of such rule. Promptly upon Parent or any of its Affiliates entering into any such arrangement with any current or future Employee or Non-Employee Service Provider, Parent will provide to the Company all information concerning such arrangements as may reasonably be needed by the Company to comply with this Section 5.05.

SECTION 5.06 Regulatory Filings.

(a) As promptly as practicable after the execution and delivery of this Agreement, each of Parent and the Company shall cooperate with each other and use their respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, appropriate or desirable to consummate the Transactions, including (i) no later than the twentieth (20th) Business Day following the Agreement Date, making or causing to be made all filings and submissions required to be made by Parent, the Company or any of their Affiliates under the HSR Act (the “HSR Filing Deadline”), provided, however, that if the HSR Filing Deadline falls on a day on which the Premerger Notification Office of the U.S. Federal Trade Commission or the Antitrust Division of the Department of Justice (collectively, the “PNO”) is not accepting filings under the HSR Act, the HSR Filing Deadline shall be extended to the Business Day after the PNO begins accepting such filings again, if such day is not earlier than the original HSR Filing Deadline (unless otherwise agreed in writing by the parties), (ii) no later than the thirtieth (30th) Business Day following the Agreement Date, making or causing to be made all filings and submissions, with prenotification where appropriate, required to be made by any party or any of its Affiliates under any other applicable Antitrust Law or any Foreign Investment Law, as applicable, or other Laws for the consummation of the Transactions (the “Regulatory Filings”), and (iii) supplying any additional information that reasonably may be required or requested by the applicable Governmental Authorities. The parties shall cooperate in good faith with the applicable Governmental Authorities in connection with the Regulatory Filings and submissions and shall, as promptly as reasonably practicable, comply with any requests for information, including, if applicable, requests for the production of documents and the production of witnesses for interviews or depositions, by any Governmental Authorities.

(b) Each of Parent and the Company shall diligently assist and cooperate with each other in preparing and filing all documents required or reasonably deemed advisable by Parent to be submitted by any of them or their Affiliates to any Governmental Authorities in connection with the Transactions and in obtaining any Governmental Authority waiting period expirations or terminations, consents, waivers, authorizations, clearances or approvals which may be required to be obtained by Parent, the Company or any of their Affiliates in connection with the Transactions (which assistance and cooperation shall include timely furnishing to the requesting party all information that such party or its counsel reasonably determines is required to be included in such documents or would be helpful in obtaining such required waiting period expiration or termination, consent, waiver, authorization, clearance or approval). Notwithstanding anything to the contrary contained in this Section 5.06 (but subject to Parent consulting with and considering in good faith all views and comments of the Company), Parent shall have the right to (i) direct, devise and implement the strategy for (A) obtaining or seeking any permits, clearances, approvals or expiration or, if applicable, terminations of waiting periods, under the HSR Act, any other Antitrust Law, Foreign Investment Law, or other Laws applicable to any party or its Affiliates and, in each case, required for the consummation of the Transactions and (B) responding to any request from, or inquiry or investigation by (including directing the nature and substance of all such responses), and leading all meetings and communications (including any negotiations) with, any Governmental Authority in connection with the Regulatory Filings and (ii) control the defense and settlement of any investigation or Action relating to the Transactions that is brought by or before any Governmental Authority in connection with the Regulatory Filings.

(c) Each of the parties shall promptly inform the other parties of any oral communication with, and provide copies of written communications with, any Governmental Authority regarding any Regulatory Filing or any such transaction and, subject to applicable Law, shall have the right to review in advance, and to the extent practicable, each will consult the other on any filing made with, or other material communications submitted to, any Governmental Authority in connection with the Transactions. Subject to this Section 5.06 and applicable Laws relating to the exchange of information, each party shall, to the extent practicable, give the other parties reasonable advance notice of all material communications with any Governmental Authority and consider in good faith the views of the other parties in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion, proposal or other communication to be made or submitted in connection with any such request, inquiry, investigation, action or legal proceeding, and each party shall make reasonable efforts to afford the other parties the opportunity to attend or participate in material conferences, meetings and telephone or other communications between the other parties and Governmental Authorities concerning the Transactions, unless prohibited by such Governmental Authority. Materials required to be provided pursuant to this Section 5.06(c) may be redacted (i) to remove references concerning the valuation of the Company, (ii) as necessary to comply with contractual arrangements in existence as of the Agreement Date, (iii) as necessary to address attorney-client or other privilege concerns and (iv) to remove material that is unrelated to the Transactions. Each party, as each reasonably deems advisable, shall be entitled to designate any competitively sensitive material provided to the other parties under this Section 5.06 as “Antitrust/FDI Counsel Only Material.” Such materials and the information contained therein shall be given only to the outside antitrust and foreign direct investment counsel of the recipient and, unless explicitly excluded, in-house counsel of the recipient approved by the providing party and will not be disclosed by such outside counsel or approved in-house counsel to other Representatives of the recipient unless express written permission is obtained in advance from the source of the materials or its legal counsel.

(d) In furtherance and not in limitation of the covenants of the parties contained in this Section 5.06, each of Parent and the Company shall use its reasonable best efforts to defend through litigation or other legal proceedings, whether judicial or administrative, on the merits any claim challenging or seeking to restrain, prohibit, or place conditions on the consummation of the Transactions contemplated by this Agreement under the HSR Act, any applicable Antitrust Law or any applicable Foreign Investment Law asserted in court or any administrative or other tribunal by any third party, including any Governmental Authority of competent jurisdiction, in order to avoid the entry of, or to have vacated or terminated, any decree, Order or judgment (whether temporary, preliminary or permanent) that would prevent the Closing from occurring. Notwithstanding anything in this Agreement to the contrary, nothing in this Agreement shall require, or be construed to require, Parent or any Affiliate of Parent to (and the Company shall not, without the prior written consent of Parent, agree to) (i) sell, divest or otherwise convey particular assets, categories, portions or parts of assets or businesses of Parent or any of its Affiliates, (ii) sell, divest or otherwise convey any particular asset, category, portion or part of an asset or business of the Company Group contemporaneously with or subsequent to the Closing, (iii) permit the Company Group to sell, divest or otherwise convey any of the particular assets, categories, portions or parts of assets or businesses of the Company Group prior to the Closing, or (iv) license, hold separate or enter into similar arrangements with respect to their respective assets or the assets of the Company Group or conduct of business arrangements or terminate any existing relationships or contractual rights and obligations as a condition to obtaining the Antitrust Approvals. To the extent that Parent agrees to take, or consents to the Company taking, any of the foregoing actions, the Company shall not be required to take or commit to take any such action, or agree to any such arrangement, unless such action or arrangement is conditioned upon the Closing.

(e) During the Pre-Closing Period, none of Parent, Purchaser or any of their controlled Affiliates shall acquire or agree to acquire any rights, business, person or division thereof (by way of license, merger, consolidation, share exchange, investment or other business combination, asset, stock or equity purchase or otherwise) or enter into or agree to enter into any joint venture, collaboration or other similar arrangement, in each case that would reasonably be expected to prevent, materially delay or materially impair the parties’ ability to obtain the approval of any Governmental Authority under any applicable Antitrust Law (including the HSR Act) or Foreign Investment Law or the expiration or termination of any applicable waiting period with respect to the Transactions.

SECTION 5.07 Obligations of Parent and Purchaser. Parent hereby agrees to take all actions reasonably necessary or advisable to ensure the due, prompt and faithful payment, performance and discharge by Purchaser of, and the compliance by Purchaser with, all of the covenants, agreements, obligations and undertakings of Purchaser under this Agreement in accordance with the terms of this Agreement. Parent further agrees to take all actions reasonably necessary or advisable to ensure such payment, performance and discharge by Purchaser hereunder.

SECTION 5.08 Public Announcements. The parties agree that, promptly following the execution of this Agreement, Parent and the Company shall issue (or cause to be issued) an initial joint press release announcing the execution of this Agreement in a form mutually agreed to by Parent and the Company Thereafter until the Merger Effective Time, subject to Section 5.02(e), each of Parent and the Company shall (and shall cause their respective controlled Affiliates to) consult with each other before issuing, and provide each other with the opportunity to review and comment upon, any press release, public announcement, public statement or other public disclosure with respect to this Agreement or any of the Transactions and shall not issue any such press release, public announcement, public statement or other public disclosure prior to such consultation without the prior written consent of the other (which consent shall not be unreasonably withheld, conditioned or delayed), except to the extent (i) the press release or public statement contains information that is substantially consistent with the press release referred to in the preceding sentence or any other release or public statement previously issued or made in accordance with this Section 5.08, (ii) the public statements are in response to questions by the press, investors or analysts or those participating in investor calls or industry conferences, and the statement is internal to employees, in each case, so long as such statements are not inconsistent with information previously disclosed in previous press releases, public disclosures, public statements or other public disclosures made in compliance with this Section 5.08 or (iii) public disclosure is required by applicable Law or the requirements of Nasdaq or Nasdaq Copenhagen or any regulatory or governmental body to which the relevant party is subject, in which case the issuing party shall use reasonable best efforts to provide the other party with a meaningful opportunity to review and comment upon such press release, public announcement, public statement or other public disclosure in advance and shall give due consideration to all reasonable additions, deletions or changes suggested thereto, to the extent permitted by applicable Law and practicable under the circumstances. Notwithstanding the foregoing, (A) neither party shall be required to consult with the other party with respect to the matters described in, and subject to the requirements of, Section 5.02 (including to announce an Adverse Recommendation Change in accordance with Section 5.02) and (B) Parent shall not be obligated to consult in the event of an ad hoc release pursuant Article 17 of the Regulation (EU) No 596/2014 (Market Abuse Regulation).

SECTION 5.09 Stock Exchange De-Listing. Prior to the Acceptance Time, the Company shall, at Parent’s request, cooperate with Parent and Purchaser and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of Nasdaq to cause the delisting of the Company and the Common Shares from Nasdaq as promptly as practicable after the Subsequent Closing Date and the deregistration of the Common Shares under the Exchange Act as promptly as practicable after such delisting; provided, that such delisting and termination shall not be effective until after the Subsequent Closing Date. If the Company is required to file any quarterly or annual report by a filing deadline that is imposed by the Exchange Act which falls on a date within the ten (10) days following the date that the Company is expected to be delisted from Nasdaq, the Company will use its reasonable best efforts to deliver to Parent at or prior to the Closing a substantially final draft of any such annual or quarterly report.

SECTION 5.10 Shareholder Litigation. The Company shall control any Action brought by the Company’s shareholders or other persons against the Company or any of its directors, officers or Representatives arising out of or relating to this Agreement or the Transactions. Without limiting the preceding sentence, the Company shall (subject to the preservation of the attorney-client or other applicable privilege, protection under the work product doctrine or other doctrine and protection of confidential information and except if the Company Board has made an Adverse Recommendation Change) (a) give Parent reasonable opportunity to participate in (but not control), the defense (at Parent’s sole cost and subject to a joint defense agreement) of such Action, and (b) give Parent the right to (i) review and comment on all material filings or responses to be made by the Company in connection with any such Action and shall in good faith take such comments into account and (ii) consult on the settlement with respect to such Action; provided that no such settlement shall be agreed to without Parent’s prior written consent (which shall not be unreasonably withheld, conditioned or delayed). The Company shall promptly notify Parent of any such Action and shall keep Parent reasonably and promptly informed with respect to the status thereof.

SECTION 5.11 Anti-Takeover Measures. The Company and the Company Board (and any applicable committees thereof) shall take all actions within their power and authority necessary so that no Anti-Takeover Measure is applicable or invoked in such a manner that it would prevent, materially delay or impair the consummation of any of the Transactions. If any Anti-Takeover Measure becomes applicable to any of the Transactions, then Parent, Purchaser and the Company shall cooperate and take all action reasonably available and within their power and authority to render such Anti-Takeover Measure inapplicable to the Transactions; provided, however, that nothing in this Section 5.11 shall be deemed to (i) require the Company or the Company Board (or a committee thereof) to take any action that would reasonably be expected to be inconsistent with the Company Board’s fiduciary duties under applicable Law or following an Adverse Recommendation Change, nor (ii) subject to the foreclosing clause (i), impair, limit or otherwise restrict in any manner the Company’s obligations pursuant to this Agreement in accordance with and subject to the terms hereof.

SECTION 5.12 Certain Other Consents. The Company shall use its reasonable best efforts to obtain and deliver, at or prior to the Closing, all consents, approvals or waivers required to be obtained from third parties to any Contract set forth in Section 5.12 of the Company Disclosure Schedule in connection with the consummation of the Transactions, and Parent shall provide its reasonable assistance as is reasonably requested by the Company to secure any such consents, approvals and waivers; provided that nothing in this Agreement shall obligate or be construed to obligate any party or its Affiliates to compensate any third party, commence or participate in litigation or offer or grant any accommodation (financial or otherwise) to any third party to obtain any such consent, approval or waiver.

SECTION 5.13 Notification of Certain Matters. Parent and the Company shall each give prompt notice to the other party if any of the following occur after the Agreement Date, subject to Section 5.02: (i) receipt of any written notice to the receiving party from any third person alleging that the consent or approval of such third person is or may be required in connection with the Transactions and the pursuit of such consent could (in the good faith determination of such party) reasonably be expected to prevent or materially delay or impair the consummation of the Transactions; (ii) receipt of any notice or other communication from any Governmental Authority, Nasdaq or Nasdaq Copenhagen (or any other securities market) in connection with the Transactions; or (iii) the occurrence of an event which would or would be reasonably likely to (A) prevent or materially delay or impair the consummation of the Transactions or (B) result in the failure of any Offer Condition to be satisfied. In no event shall (1) the delivery of any notice by a party pursuant to this Section 5.13 limit or otherwise affect the respective rights, obligations, representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement or (2) disclosure by the Company be deemed to amend or supplement the Company Disclosure Schedule or constitute an exception to any representation or warranty.

SECTION 5.14 280G Calculations. As soon as practicable, but in no event later than thirty (30) Business Days after the Agreement Date, the Company shall make available to Parent true, correct and complete copies of preliminary Section 280G calculations (based on the assumptions set forth in the applicable calculations) with respect to each “disqualified individual” (within the meaning of Section 280G of the Code and determined as of the Agreement Date).

SECTION 5.15 Section 16 Matters. Prior to the Acceptance Time, the Company, the Company Board and the Compensation Committee shall (and shall be permitted to) take all such steps as may be reasonably required or advisable to cause any dispositions of Common Shares (including derivative securities (as defined in Rule 16a-1(c) under the Exchange Act) with respect to Common Shares) pursuant to the Transactions by each individual who is a director or officer of the Company who is a covered person of the Company for purposes of Section 16 of the Exchange Act and the rules and regulations thereunder to be exempt under Rule 16b-3 promulgated under the Exchange Act.

SECTION 5.16 Financing; Financing Assistance.

(a) Parent shall use its reasonable best efforts to take, or cause to be taken, all reasonable actions and do, or cause to be done, all things necessary to arrange the Financing on the terms and conditions described in the Debt Commitment Letters on or prior to the Closing, including: (i) to negotiate and enter into the definitive agreements with respect thereto on the terms and conditions contained in the Debt Commitment Letters (including, as applicable, the “flex” provisions contained in any Fee Letter) (or, subject to the limitations in this Section 5.16(a) on amending or waiving the terms of the Debt Commitment Letters, on other terms and conditions agreed by Parent, the Company and the Financing Sources) by the Closing Date, and (ii) to satisfy or cause to be satisfied (or, if determined advisable by Parent, obtain the waiver of) on a timely basis, and in a manner that will not impede the ability of the parties to consummate the Transactions on the date on which the Transactions are required to be consummated pursuant to the terms hereof, all conditions to obtaining the Financing within Parent’s and Purchaser’s control and to comply or cause to be complied with all of its obligations pursuant to the Debt Commitment Letters and the definitive agreements related thereto to the extent the failure to comply with such obligations would reasonably be expected to materially and adversely impact (A) the timing of the Closing or (B) the availability at Closing of aggregate proceeds of the Financing at least equal to, when taken together with other sources and amounts immediately available in cash to Parent on the Closing Date (none of which are subject to any conditions to funding), the Required Amount. In the event that all conditions to funding the commitments contained in the Debt Commitment Letters have been satisfied (or waived), Parent (x) shall use its reasonable best efforts to cause the Financing Sources to fund the Financing and (y) pay related fees and expenses on the Closing Date. Parent shall use its reasonable best efforts to enforce all of its rights under the Debt Commitment Letters. Parent shall give the Company prompt notice of any material breach by any party to the Debt Commitment Letters or the definitive agreements related thereto of which Parent has become aware or any termination of any of the Debt Commitment Letters or such definitive agreements, to the extent such breach or termination would reasonably be expected to prevent, materially delay or impair the Closing or otherwise result in proceeds of the Financing at least equal to, when taken together with other sources and amounts immediately available to Parent in cash on the Closing Date, the Required Amount, not being available at the Closing. In the event that any portion of the Financing becomes unavailable and such portion is necessary, together with sources and amounts immediately available to Parent on the Closing Date (including any portions of the Financing that are available), to equal at least the Required Amount, unless concurrently replaced on a dollar-for-dollar basis by commitments with conditions precedent to the availability of the Financing no worse than, and no more onerous for Parent than, those conditions precedent set forth in Exhibit E of the Debt Commitment Letter in effect on the Agreement Date from other financing sources or from proceeds of other sources of financing or cash, Parent shall (1) use its reasonable best efforts to obtain, as promptly as practicable following the occurrence of such event, alternative debt financing for any such portion from alternative debt sources (“Alternative Financing”) in an amount together with other immediately available sources and amounts (including portions of the Financing that are available), is at least equal to the Required Amount and that does not contain additional (or changes to the) conditions set forth in the Debt Commitment Letter delivered to the Company on or prior to the Agreement Date that, in each case, could reasonably be expected to adversely affect the ability of Parent or Purchaser to timely consummate the Transactions and (2) promptly notify the Company of such unavailability and the reason therefor. If obtained, Parent shall deliver to the Company true, correct and complete copies of the new commitment letters (including redacted copies of fee letters, removing only fee amounts, market “flex” provisions and certain other economic terms customarily redacted (none of which concern or would adversely affect the amounts, availability, timing or conditionality of the Financing)) pursuant to which any such alternative source shall have committed to provide Parent with Alternative Financing. Parent shall not, without the Company’s prior written consent, consent to any amendment or modification to, or any waiver of any provision or remedy under, any Debt Commitment Letter or any definitive agreements related thereto; provided that, in the case of amendments or modifications of any Debt Commitment Letter or a definitive agreement relating thereto, the foregoing shall only apply if such amendment or modification (x) imposes new or additional conditions precedent to the Financing on the Closing Date, in each case in a manner that would prevent, materially delay or impair the consummation of the Transactions or the funding of the full cash amount of the Financing on the Closing Date that is necessary, together with other sources and amounts immediately available in cash to Parent on the Closing Date, to equal at least the Required Amount, (y) reduces the aggregate amount of the Financing below the amount necessary, when taken together with all other sources and amounts immediately available in cash to Parent on the Closing Date (none of which are subject to any conditions to funding) to equal at least the Required Amount, or (z) materially and adversely affects the ability of Parent to enforce its rights against other parties to the Debt Commitment Letters, it being understood and agreed that in any event, Parent may amend the Debt Commitment Letters or the definitive agreements relating thereto (i) to add lenders, arrangers, bookrunners, agents, managers or similar entities that have not executed the Debt Commitment Letters as of the Agreement Date and amend or restate the economic and other arrangements to the extent relating to the appointment of such additional parties, and consent to the assignment after the Agreement Date of lending commitments under the Debt Commitment Letters to other lenders in accordance with the Debt

Commitment Letter; provided in each case that any such amendment, restatement, or assignment does not impose new or additional conditions precedent to the Financing on the Closing Date, in each case in a manner that would prevent, materially delay or impair the consummation of the Transactions or the funding of the full cash amount of the Financing on the Closing Date that is necessary, together with other sources and amounts immediately available in cash to Parent on the Closing Date, to equal at least the Required Amount or reduce the aggregate amount of the proceeds of the Financing available on the Closing Date, to an amount that is less than the amount that is necessary, together with other sources and amounts immediately available in cash to Parent on the Closing Date, to equal at least the Required Amount, (ii) to increase the aggregate amount of the Financing or (iii) in accordance with the “market flex” provisions thereof. Parent shall provide the Company with prompt written notice of (A) the receipt of any notice or other communication from any Financing Source with respect to such Financing Source’s failure or anticipated failure to fund its commitments under any Debt Commitment Letters or definitive agreement in connection therewith and (B) any fact, change, event or circumstance that would reasonably be likely to have, individually or in the aggregate, a material adverse effect on the Financing contemplated by the Debt Commitment Letters or definitive Financing documentation. Parent shall keep the Company reasonably informed on a reasonably current basis of the status of its efforts to consummate the Financing.

(b) Prior to the Closing, the Company shall use its reasonable best efforts, and shall cause its Subsidiaries to use their reasonable best efforts, and shall use its reasonable best effort to cause and its and their respective Representatives (including management, legal and accounting Representatives) to use its and their reasonable best efforts, to, provide such customary cooperation as may be reasonably requested by Parent in connection with the arrangement, underwriting, obtaining, syndication or consummation of the Financing (which term shall include, for purposes of this Section 5.16(b), Section 5.16(c), Section 5.16(d) and Section 5.16(e), any permanent financing in lieu of the financing to be provided pursuant to the Debt Commitment Letters).

(c) Without limiting the generality of Section 5.16(b), prior to the Closing, the Company shall use its reasonable best efforts, and shall cause its Subsidiaries to use their reasonable best efforts, and shall use its reasonable best effort to cause its and their respective Representatives to use its and their reasonable best efforts, to: (i) as promptly as reasonably practicable provide information (financial or otherwise) relating to the Company and its Subsidiaries to Parent and to the Financing Sources (including information to be used in the preparation of an information package and presentation, including any additional version of the information package and presentation, regarding the business, operations and financial condition of Parent, the Company and its Subsidiaries as customary or reasonably necessary for the completion of such Financing or any Alternative Financing), excluding projections or other forward-looking information about the Company or its Subsidiaries, to the extent reasonably requested by Parent in connection with Parent’s preparation of customary offering, information or marketing documents to be used for the completion of the Financing or any Alternative Financing; provided that any such information to be included in Parent’s offering, information or marketing documents shall be limited to the information contained in the Company’s filings with the SEC so long as such information does not, taken as a whole, contain any untrue statement of a material fact or omit to state any material fact, in each case with respect to the Company and its Subsidiaries, necessary to make such information in light of the circumstances under which the statements contained or incorporated by reference in Parent’s offering, information or marketing documents are made, not misleading; (ii) reasonably cooperate and assist with the due diligence and rating agency processes of Parent, its Representatives and the Financing Sources, including by having applicable management and Representatives of the Company, with appropriate seniority and expertise, participate in a reasonable number of meetings, due diligence sessions, presentations, and sessions with rating agencies, in each case, upon reasonable notice and at mutually agreeable dates and times, which meetings, sessions and presentations may be telephonic or held by video conference at the Company’s request, (iii) reasonably assist Parent in preparing customary offering memoranda, rating agency presentations, lender and investor presentations, confidential information memoranda, bank information memoranda, private placement memoranda, bank syndication materials, prospectuses, filings with the SEC and other similar documents customary or reasonably necessary for the Financing or any Alternative Financing, (iv) use its reasonable best efforts to deliver the Company’s Form 10-Q for the third fiscal quarter of 2025 (the “Q3 Form 10-Q”), to Parent in draft form on or before October 27, 2025, and to file the Q3 Form 10-Q with the SEC on or before October 31, 2025, (v) as promptly as reasonably practicable in connection with the marketing of any Financing or any Alternative Financing, deliver (or cause to be delivered) to Parent, (A) the Required Financial Information, (B) the Required Information, (C) all other historical financial information (limited to two prior fiscal years of the Company and subsequent interim periods) regarding the Company and its Subsidiaries reasonably requested by Parent to permit Parent to prepare pro forma financial statements that would be compliant with Regulation S-X under the Securities Act or to the extent such pro forma financial statements are required in connection with the Financing or any Alternative Financing to the extent relating to the periods required by clause (A) of this clause (v), (vi) provide Parent with reasonable assistance in connection with Parent’s preparation of pro forma financial statements that would be compliant with Regulation S-X under the Securities Act or to the extent required in connection with the Financing or any Alternative Financing (provided that, with respect to clauses (v) and (vi) or otherwise, the Company and its Subsidiaries shall not be responsible for the preparation of any pro forma financial statements or pro forma adjustments thereto and, for the avoidance of doubt, shall not be obligated to provide pro forma financial statements or any information regarding any post-Closing or pro forma cost savings, synergies, debt or equity capitalization, ownership or other post-Closing pro forma adjustments necessary or desired to be incorporated into such pro forma financial statements), (vii) provide to Parent and the Financing Sources promptly, and in any event at least four (4) Business Days prior to the Closing Date, all “know your customer” documentation and other information about the Company and its Affiliates required under paragraph 10 of Exhibit E to the Debt Commitment Letters solely to the extent such documentation and other information is requested in writing to the Company at least nine (9) Business Days prior to the Closing Date, (viii) in the event the Financing or any Alternative Financing includes an offering of securities, (A) obtain customary comfort letters (including customary “negative assurance” comfort) from the Company’s independent public accounting firm, (B) cause the Company’s independent public accounting firm to consent to the inclusion or incorporation of their audit reports with respect to the Required Financial Information in any filing or registration statement of Parent with the SEC or any prospectus, offering memoranda, private placement memoranda, marketing material or similar documentation, including by providing customary representation letters and (C) cause the Company’s independent public accounting firm to cooperate with Parent and its Representatives, including by participating in a reasonable number of accounting due diligence sessions upon reasonable notice and at mutually agreeable dates and times, which sessions may be telephonic or held by video conference at the Company’s request, (ix) provide customary authorization letters to the Financing Sources authorizing the distribution of information to prospective lenders or investors, and containing customary 10b-5 representations and a representation that the public side versions of such documents, if any, do not include material non-public information about the Company or its Subsidiaries or their respective securities and as to the accuracy of the information relating to the Company and its Subsidiaries contained therein (provided that any marketing materials shall contain customary exculpatory provisions in favor of the Company, its Affiliates and their respective Representatives with respect to responsibility for the use or misuse of the contents thereof), in each case, to the extent required or advisable for the Financing or any Alternative Financing; provided, further, that Company is afforded a reasonable period of time to review such materials and may instruct Parent to remove any information that the Company deems to be material non-public information regarding the Company or any of its Subsidiaries, so long as such information does not, taken as a whole, contain any untrue statement of a material fact or omit to state any material fact, in each case with respect to the Company and its Subsidiaries, necessary to make such information in light of the circumstances under which the statements contained or incorporated by reference in such materials are made, not misleading, (x) reasonably assist Parent with its preparation of the definitive documentation for the Financing or any Alternative Financing, including by providing information reasonably necessary for the completion of any schedules thereto, in each case to the extent, and solely to the extent, such materials relate to information concerning the Company and its Subsidiaries, (xi) assist Parent in Parent’s provision of any pledge and security documents, guarantees, other definitive financing documents, customary certificates, or other customary pricing or closing documents as may reasonably be requested in connection with the Financing and any Alternative Financing and otherwise reasonably cooperate to facilitate the identification, pledging and granting of security interests in, and obtaining perfection of any liens on, collateral owned by the Company or any of its Subsidiaries in connection with the Financing or any Alternative Financing (effective no earlier than, and subject to the occurrence of, the Closing), (xii) cause the taking of any corporate, limited liability company, or partnership actions, as applicable, by the Company and its Subsidiaries reasonably necessary to permit the completion of the Financing or any Alternative Financing (in each case effective no earlier than, and subject to the occurrence of, the Closing), and (xiii) consent to the use of the trademarks, service marks and logos of the Company or any of its Subsidiaries in connection with the Financing or any Alternative Financing (provided that such trademarks, service marks and logos are used solely in a manner that is not intended to or is reasonably likely to harm or disparage the Company or any of its Subsidiaries).

(d) Notwithstanding anything to the contrary in this Section 5.16, no cooperation by the Company, its Subsidiaries or their respective Representatives shall be required under this Section 5.16 to the extent it would: (i) unreasonably disrupt the business of the Company or its Subsidiaries, (ii) be reasonably expected to cause any director, officer or employee of the Company or any of its Subsidiaries to incur any personal liability, (iii) require the Company or its Subsidiaries to pay any commitment or other similar fee or incur prior to the Closing any other expense, cost, liability or obligation in connection with the Financing or any Alternative Financing for which it is not promptly reimbursed or simultaneously indemnified by Parent pursuant to this Agreement or otherwise agreed, (iv) require the Company, its Subsidiaries or their respective officers, directors or employees to pass resolutions or consents to approve or authorize the Financing or any Alternative Financing or execute or enter into or perform any agreement, certificate, document or other instrument or agree to any change or modification of any existing certificate, document, agreement or instrument, in each case, with respect to the Financing or any Alternative Financing (provided that the Company will, to the extent otherwise required hereby, use reasonable best efforts to (A) cause persons who will continue as officers or directors, as applicable, of the Company or its Subsidiaries after the occurrence of the Closing, and who will not be removed or replaced in connection therewith, to pass such resolutions and to execute such documents in each case which are subject to and conditioned upon, and do not become effective until, the occurrence of the Closing, (B) execute and deliver to the Financing Sources the authorization letters required by Section 5.16(c)(viii) and (C) execute and deliver any documentation required to be delivered to the Financing Sources pursuant to Section 5.16(c)(vi)), (v) obligate the Company or any of its Subsidiaries to provide, or cause to be provided, any information or take, or cause to be taken, any action to the extent it would reasonably be expected, in the reasonable judgment of the Company, to result in a violation of applicable Law, a violation of any confidentiality obligations, loss of any privilege or disclosure of trade secrets, customer-specific data or competitively sensitive information not otherwise required to be provided under this Agreement, provided that the Company shall use its reasonable best efforts to provide an alternative means of disclosing or providing such information to the maximum extent permitted by applicable Law or such contractual obligation or to the maximum extent that does not result in a loss of such legal privilege, as applicable, (vi) require the Company to waive or amend any terms of this Agreement, (vii) cause any representation or warranty in this Agreement to be breached by the Company or any of its Subsidiaries, (viii) conflict with the organizational documents of the Company or any of its Subsidiaries, (ix) reasonably be expected to result in a material violation or material breach of, or a default (with or without notice, lapse of time, or both) under, any Material Contract to which the Company or any of its Subsidiaries is a party, (x) require the delivery of any legal opinion of counsel by the Company or any of its Subsidiaries, (xi) require the Company to provide any information for purposes of disclosure that is not contained in its filings with the SEC, so long as such information does not, taken as a whole, contain any untrue statement of a material fact or omit to state any material fact, in each case with respect to the Company and its Subsidiaries, necessary to make such information in light of the circumstances under which the statements contained or incorporated by reference in Parent’s offering, information or marketing documents are made, not misleading, or (xii) obligate the Company to provide any Excluded Information. Nothing contained in this Section 5.16 or otherwise shall require the Company or any of its Subsidiaries, prior to the Closing, to be an issuer or other obligor with respect to the Financing or any Alternative Financing.

(e) Parent shall, promptly upon written request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses incurred by the Company, any of its Subsidiaries or their respective Representatives in satisfying its obligations under Section 5.16(b), Section 5.16(c), Section 5.16(d) and this Section 5.16(e), but in any case, other than (i) fees, costs and expenses incurred in connection with the preparation of financial statements to the extent prepared in the ordinary course of financial reporting practice (which practice shall not be able to be changed in an effort to avoid exclusion from reimbursement hereunder), (ii) any ordinary course amounts payable to employees of the Company or its Subsidiaries with respect to services provided prior to the Closing, and (iii) any other ordinary course amounts that would have been incurred in connection with the Transactions (regardless of any financing established in connection herewith) incurred by the Company or any of its Subsidiaries or any of its or their respective Representatives in connection with the cooperation of the Company, its Subsidiaries and its and their respective Representatives contemplated by

Section 5.16(b), Section 5.16(c), Section 5.16(d) and this Section 5.16(e). Parent shall reimburse, indemnify and hold harmless the Company and its Subsidiaries and their respective Representatives from and against any and all losses, claims, damages, liabilities, costs, reasonable attorneys’ fees, judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) suffered or incurred by them in connection with the arrangement of the Financing or any Alternative Financing in connection herewith, any action taken by the Company, any of its Subsidiaries or any of their respective Representatives pursuant to Section 5.16(b), Section 5.16(c), Section 5.16(d) and this Section 5.16(e), and any information used in connection therewith, except (i) in the event such losses, claims, damages, liabilities, costs, reasonable attorneys’ fees, judgments, fines, penalties and amounts paid in settlement are determined by a final non-appealable judgment of a court of competent jurisdiction to have arisen out of, or resulted from, the gross negligence, bad faith, fraud or willful misconduct of the Company, any of its Subsidiaries or any of their respective Representatives or (ii) with respect to any material misstatement or omission in information provided in writing hereunder by or on behalf of the Company and its Subsidiaries and their respective Representatives for use in connection with herewith or the Financing. All material non-public information regarding the Company and its Subsidiaries provided to Parent or its Representatives pursuant to this Section 5.16 shall be kept confidential by them in accordance with the Confidentiality Agreement, except that Parent will be permitted under the Confidentiality Agreement (and the Company hereby acknowledges and agrees that Parent will be permitted under the Confidentiality Agreement (and the Confidentiality Agreement will be deemed amended hereby to permit Parent)) to disclose such information, subject to the provisions set forth in this Agreement, to any Financing Source, prospective Financing Source, or other financial institutions that are or may become parties to the Financing or any Alternative Financing, rating agencies, (and, in each case, to their respective Representatives) so long as such Persons (i) agree to be bound by the Confidentiality Agreement as if parties thereto, or (ii) are otherwise subject to other customary confidentiality arrangements, including “click through” confidentiality agreements and confidentiality provisions contained in customary bank books and offering memoranda.

(f) Notwithstanding anything to the contrary in this Agreement, the condition set forth in Section 6.01(c)(iii), as it applies to the Company’s obligations under this Section 5.16, shall be deemed satisfied unless (A) the Company has failed to perform or comply in all material respects with its obligations under this Section 5.16, (B) Parent has notified the Company of such failure in writing a reasonably sufficient amount of time prior to the Closing to afford the Company with a reasonable opportunity to cure such failure and (C) such failure has been the direct cause of Parent’s failure to receive the proceeds of the Financing or any Alternative Financing on or prior to the Closing Date.

(g) Purchaser acknowledges and agrees that obtaining the Financing is not a condition to its obligations under this Agreement. If the Financing has not been obtained, Purchaser shall continue to be obligated, until such time as the Agreement is terminated in accordance with its terms and subject to the waiver or fulfillment of the conditions set forth herein, to complete the transactions contemplated by this Agreement.

SECTION 5.17 Dutch Tax Matters.

(a) In connection with the Transactions:

(i) the Company and Parent shall, promptly after the Agreement Date, coordinate to schedule a meeting with the Dutch Tax Authority on a date which is as soon as practicable after the Agreement Date, as jointly agreed between the parties in good faith, to inform the Dutch Tax Authority of the Transactions and the requests to be filed by the Company in connection therewith on the basis of article 14b(3) and (7) of the Dutch Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969) (the “Article 14b Tax Ruling Request”) and on the basis of article 13 of the Dutch Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting 1965) (the “Article 13 Tax Ruling Request”, together with the Article 14b Tax Ruling Request, the “Tax Ruling Requests,” and such meeting, the “Tax Ruling Requests Meeting”);

(ii) the Company shall timely take any reasonable actions required for Parent (or its advisers) to participate in the Tax Ruling Requests Meeting and any subsequent meeting with the Dutch Tax Authority regarding the Tax Ruling Requests;

(iii) the parties shall use commercially reasonable efforts to promptly provide each other (or their advisers) with any information reasonably requested by such party who has reasonable access to and which is relevant to the requesting party regarding the Tax consequences of the Transactions (including for purposes of the Tax Ruling Requests), and with such reasonable assistance, including from employees of the respective party, and reasonable access to such documents and records of, or relating to the respective party, as the other party may reasonably require in connection with the Transactions (including for purposes of the Tax Ruling Requests);

(iv) as soon as practicable after the Agreement Date, and either before or after the Tax Ruling Request Meeting, as may be determined in good faith between the Company and Parent jointly, the Company and Parent shall cooperate in good faith to jointly prepare the Tax Ruling Requests (and any similar requests, letters or other documents as well as responses to any questions raised by the Dutch Tax Authority). The Company (together with its advisers) shall prepare the first draft of the Tax Ruling Requests;

(v) promptly after the final drafts of the Tax Ruling Requests have been prepared in accordance with Section 5.17(a)(iv), the Company shall file the final drafts of the Tax Ruling Requests with the Dutch Tax Authority and provide Parent with evidence of such filings;

(vi) the Company shall (A) promptly inform Parent of all material communications received from the Dutch Tax Authority in respect of the Tax Ruling Requests (and similar requests, letters or other documents), (B) together with Parent, prepare any written responses to the Dutch Tax Authority, and (C) promptly submit any final drafts of written responses to the Dutch Tax Authority; and

(vii) if the Dutch Tax Authority has not timely granted the Article 13 Tax Ruling Request, the Company and Parent shall apply the calculation methodology set forth in the Article 13 Tax Ruling Request for purposes of determining the amount of Dutch dividend withholding tax to be withheld, if any, in connection with the payments made to the Minority Shareholders in connection with the Back-End Cancellation, subject to such revisions as the Company and Parent reasonably agree in good faith.

SECTION 5.18 U.S. Tax Matters.

(a) Prior to the effectiveness of the Back-End Merger, the Company shall cause each of its directly owned U.S. Subsidiaries (the “U.S. Subsidiaries”) to deliver to New TopCo (i) a certificate addressed to New TopCo, dated as of the Merger Effective Date, duly executed by such U.S. Subsidiary, satisfying each of the requirements of Treasury Regulation Section 1.1445-2(c)(3), and stating that such U.S. Subsidiary has not been a “United States real property holding corporation” as defined in Section 897(c)(2) of the Code within the applicable period set forth in Section 897(c)(1)(A)(ii) of the Code and that no interest in such U.S. Subsidiary is a “United States real property interest” as defined in Section 897(c)(1) of the Code and (ii) a notice to the IRS, in accordance with the requirements of Treasury Regulation Section 1.897-2(h)(2), dated as of the Merger Effective Date, executed by such U.S. Subsidiary, together with written authorization for New TopCo to deliver such notice form to the IRS after the Merger Effective Date.

SECTION 5.19 Employee Clearance.

(a) The parties acknowledge and agree that each of the Company Works Council and the Parent Works Council has (or may have) a right of advice in respect of the Transactions, being: (A) as the Company Works Council is concerned, (i) the intended Transactions, including the Back-End Transactions (in case of implementation of the Back-End Merger and the Back-End Cancellation), (ii) the post-Closing composition of the Company Board as contemplated by Section 1.05 and (iii) (certain elements of) Parent’s and Purchaser’s financing arrangements relating to the Transactions, including the provision of related guarantees and security by the Company Group, to the extent the Company or other members of the Company Group are intended to be a party thereto, and (B) as the Parent Works Council is concerned: (i) obtaining control of the Company, and (ii) (certain elements of) Parent’s and Purchaser’s financing arrangements relating to the Transactions, including the provision of related guarantees and security by Parent B.V. (each a “Employee Consultation Transaction” and, together, the “Employee Consultation Transactions”).

(b) As promptly as reasonably practicable after the Agreement Date, the Company shall initiate the consultation procedure with the Company Works Council, and Parent shall cause Parent B.V. to initiate the consultation procedure with the Parent Works Council, with respect to the Employee Consultation Transactions by submitting a request for advice to the respective Works Councils, all in accordance with the WCA, requesting each Works Council to render its advice within one (1) month. In this respect, the “Employee Clearance” shall be deemed to have been obtained if one of the following events has occurred in respect of each of the Company Works Council and the Parent Works Council:

(i) the Works Council renders an unconditional positive advice allowing the relevant Employee Consultation Transactions (which shall be deemed to include an unconditional neutral advice allowing the relevant Employee Consultation Transactions);

(ii) the Works Council renders an advice with conditions reasonably acceptable to, (A) with respect to the Company Works Council, the Company and Parent, and (B) with respect to the Parent Works Council, the Company, Parent B.V. and Parent;

(iii) the Works Council confirms in writing that it has unconditionally and irrevocably waived its right to render advice; or

(iv) the Works Council renders a negative advice (which shall also include (A) an advice with conditions not reasonably acceptable to, (1) with respect to the Company Works Council, the Company and Parent, and (2) with respect to the Parent Works Council, the Company, Parent B.V. and Parent, and (B) a failure by the Works Council to render its advice within a reasonable period of time after a request for advice was submitted to it), provided that:

(1) the Works Council has unconditionally and irrevocably waived the applicable waiting period as set out in article 25 paragraph 6 of the WCA of its right to initiate the legal proceedings as set out in article 26 of the WCA in writing,

(2) the applicable one (1) month waiting period pursuant to article 25 paragraph 6 of the WCA has expired without the Works Council having initiated legal proceedings pursuant to article 26 of the WCA, or

(3) following the initiation of legal proceedings by the Works Council pursuant to article 26 of the WCA, (x) the Enterprise Chamber of the Amsterdam Court of Appeal (Ondernemingskamer) has rejected the Works Council’s claims to the effect that no measures obstructing the consummation of the relevant Employee Consultation Transactions are imposed and such rejection has immediate effect (uitvoerbaar bij voorrraad) or (y) such legal proceedings have been concluded otherwise in a manner that does not prohibit the consummation of the relevant Employee Consultation Transactions.

(c) As soon as reasonably practicable following the Agreement Date, the Company and Parent shall use their respective reasonable best efforts to (i) finalize any required procedures and notifications pursuant to the Merger Code with respect to the Transactions and (ii) execute the process in respect of the relevant Employee Consultation Transaction with the applicable Works Councils in accordance with the terms of this Agreement and applicable Law.

(d) Notwithstanding the generality of this Section 5.19(d), (i) Purchaser shall, simultaneously with or immediately prior to the announcement of the Offer, make the requisite notification to the Social and Economic Counsel pursuant to the Merger Code in connection with the Transactions on behalf of Purchaser, Parent and the Company, (ii) the Company shall have the primary responsibility to, and shall take all steps necessary (in consultation with Parent and its advisors) to, as soon as reasonably practicable following the Agreement Date, file for and execute the process in respect of the Employee Clearance from the Company Works Council in accordance with the terms of this Agreement and applicable Law, and (iii) Parent shall have the primary responsibility to, and shall take all steps necessary (in consultation with the Company and its advisers) to as soon as reasonably practicable following the Agreement Date, cause Parent B.V. to file for and execute the process in respect of the Employee Clearance from the Parent Works Council.

(e) If within ten (10) Business Days after the notification under the Merger Code in connection with the Transactions has been made pursuant to Section 5.19(d), the Company, Parent or the Purchaser has not received any written questions from the Social and Economic Council, the applicable procedures pursuant to the Merger Code shall be deemed finalized.

(f) Subject to and in accordance with this Section 5.19(f), the Company and Parent shall consult with each other with a view to seeking and completing the Merger Code process and the process in respect of the relevant Employee Consultation Transaction with the applicable Works Councils and to resolve any issues in connection therewith in an expeditious manner and as may reasonably be required to accept the advice of each Works Council in a manner satisfactory to both the Company and Parent, acting reasonably, including by entering into good faith discussions to resolve any relevant issues raised by the Works Councils during the Employee Clerance processes, including by discussing potential changes to this Agreement or the Transactions requested by the Works Councils (bearing in mind the intent and purpose of the terms and conditions set forth in this Agreement).

(g) The parties shall (i) consult with each other closely and provide any necessary information with respect to (and, in the case of correspondence, provide the other party (or its advisers) with copies of) all material correspondence with the secretariat of the Social and Economic Council and the respective Works Council and (ii) permit each other to review, provide comments (which comments shall be delivered to the other party within two (2) Business Days of the receiving party having received such material correspondence) and discuss in advance and (iii) consider in good faith the views of the other party in connection with, any proposed material correspondence with the Social and Economic Counsel or the respective Works Councils, including the Company’s or Parent B.V.’s, as applicable, request for advice.

(h) Parent and the Company shall cooperate with each other to answer any questions or requests from the Social and Economic Council or the respective Works Councils. If either Works Council expresses any views on the Employee Consultation Transactions or requests any commitment, the Company and Parent shall carefully consider and discuss in good faith such views or requests. The Company shall not make any commitment to the Company Works Council without Parent’s prior written approval, such approval not to be unreasonably withheld, conditioned or delayed. Parent shall not (and shall cause Parent B.V. not to) make any commitment to the Parent Works Council that could be reasonably expected to impact the Company Group’s workforce or the position of employees of the Company Group without the Company’s prior written approval, such approval not to be unreasonably withheld, conditioned or delayed. If deemed desirable by the Company Works Council, (i) the Company shall give Parent the opportunity to (and, if so requested by the Company Works Council, Parent shall) give a presentation (which presentation shall be prepared in consultation with the Company) to the Company Works Council regarding Parent, its general strategy and views on the position of employees of the Company Group after the Closing Date and (ii) representatives of Parent may (and, if so requested by the Company Works Council, shall), after good faith consultation with the Company, attend meetings between the Company and representatives of the Company Works Council.

ARTICLE VI

TERMINATION

SECTION 6.01 Termination. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Acceptance Time by action taken or authorized by the Company Board or Parent Board (as applicable) of the terminating party or parties, notwithstanding any prior adoption by the EGM (or, if applicable, the Subsequent EGM) of the Back-End Transactions Resolutions, as follows (the date of any such termination, the “Termination Date”):

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company:

(i) if the Acceptance Time shall not have occurred on or before April 29, 2026 (as it may be extended pursuant to this Section 6.01(b)(i), the “Outside Date”); provided that (A) if on the then-scheduled Outside Date, the conditions to the Closing set forth in clauses (B) or (C) of Annex I (where the failure of such condition set forth in clause (B) to be satisfied is a result of any Law or Order arising under any Antitrust Law (including the HSR Act)) shall not have been satisfied, but all other conditions to the Closing set forth in Annex I shall have been satisfied or validly waived (except for those conditions that by their terms must be satisfied at the Closing; provided that such conditions would have been so satisfied if the Closing would have occurred on the date of termination), then the Outside Date shall be automatically extended for a period of ninety (90) days, (B) if on such date as extended pursuant to the foregoing clause (A), the conditions to the Closing set forth in clauses (B) or (C) of Annex I (where the failure of such condition set forth in clause (B) to be satisfied is a result of any Law or Order arising under any Antitrust Law (including the HSR Act)) shall not have been satisfied, but all other conditions to the Closing set forth in Annex I shall have been satisfied or validly waived (except for those conditions that by their terms must be satisfied at the Closing; provided that such conditions would have been so satisfied if the Closing would have occurred on the date of termination), then the Outside Date shall be automatically extended for an additional period of sixty (60) days; provided that the right to terminate this Agreement under this Section 6.01(b)(i) shall not be available to a party if such party (which shall include, in the case of Parent, both Parent and Purchaser) fails to fulfill any agreements and covenants under this Agreement and such failure has been the principal cause of, or resulted in, the failure of the Acceptance Time to occur on or before the Outside Date;

(ii) if the Offer Condition set forth in paragraph (B) of Annex I is not satisfied and the Legal Restraint giving rise to such non-satisfaction shall have become final, permanent and non-appealable; provided that the party (which shall include, in the case of Parent, both Parent and Purchaser) seeking to terminate this Agreement pursuant to this Section 6.01(b)(ii) has fulfilled all of its obligations under Section 5.06 prior to asserting the right to terminate arising pursuant to this Section 6.01(b)(ii); or

(iii) if the Offer (as it may have been extended or re-extended in accordance with the terms of this Agreement) shall have expired in accordance with its terms without all of the Offer Conditions having been satisfied or waived (to the extent permitted under applicable Law and this Agreement) and shall have not been extended by Purchaser without Purchaser having accepted for purchase any Common Shares validly tendered (and not withdrawn) pursuant to the Offer; provided that the right to terminate this Agreement pursuant to this Section 6.01(b)(iii) shall not be available to a party if such party (which shall include, in the case of Parent, both Parent and Purchaser) is in breach of, or has breached, this Agreement where such breach proximately caused the Offer to expire without all of the Offer Conditions having been satisfied; provided further that the right to terminate this Agreement pursuant to this Section 6.01(b)(iii) shall not be available to Parent if Purchaser does not extend the Offer in circumstances where Purchaser is required to extend the Offer under this Agreement;

(c) by Parent:

(i) if both the EGM and a Subsequent EGM have been held and been concluded and (A) the Governance Resolutions have not been adopted or (B) the Back-End Transactions Resolutions have not been adopted, in each case at such EGM or Subsequent EGM (or any adjournment or postponement thereof) at which a vote on such approval was taken;

(ii) if the Company Board shall have effected an Adverse Recommendation Change; or

(iii) if, prior to the purchase of any Common Shares pursuant to the Offer, the Company shall have breached any of its representations or warranties, or failed to perform any of its covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would result in any Offer Condition not being satisfied and (B) by its nature is not capable of being cured or has not been cured by the Company by the earlier of (1) the second (2nd) Business Day immediately prior to the Outside Date (as it may be extended pursuant to Section 6.01(b)(i)) and (2) the date that is thirty (30) days following receipt by the Company of written notice from Parent or Purchaser of such breach or failure to perform or, if such breach or failure to perform is capable of being cured within such period, it has not been cured within such period; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 6.01(c)(iii) if Parent or Purchaser is then in breach of any of their respective representations, warranties, covenants or agreements hereunder such that the Company has the right (or would have the right following notice and an opportunity to cure, if applicable) to terminate this Agreement pursuant to Section 6.01(d)(ii); or

(d) by the Company:

(i) if the Company Board determines to enter into an Acquisition Agreement with respect to a Superior Proposal in accordance with Section 5.02; provided that (A) the Company shall have complied with Section 5.02 and (B) prior to or concurrently with, and as a condition to the effectiveness of such termination, the Company pays to Parent the Company Termination Fee;

(ii) if Parent or Purchaser shall have breached any of its representations or warranties, or Parent or Purchaser shall have failed to perform any of its covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would result in any Offer Condition not being satisfied and (B) is not capable of being cured or has not been cured by the Company by the earlier of (x) the second (2nd) Business Day immediately prior to the Outside Date (as it may be extended pursuant to Section 6.01(b)(i)) and (y) the date that is thirty (30) days following receipt by Parent or Purchaser of written notice from the Company of such breach or failure to perform or, if such breach or failure to perform is capable of being cured within such period, it has not been cured within such period; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 6.01(d)(ii) if the Company is then in breach of any of its representations, warranties, covenants or agreements hereunder such that Parent has the right (or would have the right following notice and an opportunity to cure, if applicable) to terminate this Agreement pursuant to Section 6.01(c)(iii); or

(iii) if (A) Purchaser fails to commence the Offer when required pursuant to Section 1.01(a) or (B) Purchaser fails to accept for purchase, and pay for (or cause to be paid for) all Common Shares validly tendered and not properly withdrawn pursuant to the Offer when required pursuant to Section 1.01(b); provided that the Company shall not have the right to terminate this Agreement pursuant to this subclause (A) of this Section 6.01(d)(iii) if the Company shall have breached any of its covenants or agreements set forth in this Agreement in any manner that shall have been the principal cause of, or principally resulted in, the failure of the Offer to commence when required pursuant to Section 1.01(a).

SECTION 6.02 Notice of Termination; Effect of Termination.

(a) A terminating party shall provide written notice of termination to the other party specifying with particularity the reason for such termination, and any valid termination in accordance with Section 6.01 shall be effective immediately upon delivery of such written notice to the other party.

(b) In the event of a valid termination of this Agreement by the Company or Parent as provided in Section 6.01, this Agreement shall forthwith become void and of no further force or effect, and there shall be no liability or obligation on the part of any party, except that (i) Section 2.27, Section 3.13, this Section 6.02, Section 5.01(b), Section 6.03 and Article VII shall remain in full force and effect and (ii) nothing herein shall relieve any party from liability for any fraud or Willful Breach of any representation, warranty, covenant or other agreement contained in this Agreement prior to the date of such termination, which liability or damages the parties acknowledge and agree shall not be limited to reimbursement of out-of-pocket fees, costs or expenses incurred in connection with the transactions contemplated hereby, and may include damages based on loss of the economic benefit of the transactions contemplated by this Agreement to the Company and the shareholders of the Company or Parent and Purchaser, as applicable (taking into consideration all relevant matters, including other business opportunities or combination opportunities and the time value of money).

SECTION 6.03 Fees and Expenses.

(a) Subject to Section 6.03(b), all Expenses incurred in connection with this Agreement, the solicitation of shareholder approvals and all other matters related to the Transactions shall be paid by the party incurring such costs or expenses, whether or not the Transactions are consummated, except as otherwise set forth in this Agreement.

(b) If this Agreement shall be validly terminated:

(i) by (A) Parent or the Company pursuant to Section 6.01(b)(i) or Section 6.01(b)(iii) or (B) by Parent pursuant to Section 6.01(c)(i) or Section 6.01(c)(iii), then, if (1) at or prior to the Termination Date, an Acquisition Proposal shall have been publicly announced, disclosed or otherwise made public and, in either case, shall not have been withdrawn or otherwise abandoned at least five (5) Business Days prior to the Expiration Time, (2) the Minimum Condition has not been satisfied as of the final Expiration Time of the Offer (provided, solely with respect to a valid termination by Parent or the Company pursuant to Section 6.01(b)(i) or Section 6.01(b)(iii), that the Offer Conditions set forth in paragraphs (B) and (C) of Annex I have been satisfied) and (3) within twelve (12) months of the Termination Date the Company or any Company Subsidiary enters into, or submits to the shareholders of the Company for approval, an agreement with respect to an Acquisition Proposal or consummates a transaction specified in the definition of “Acquisition Proposal”, then the Company shall pay Parent the amount of $240,000,000 (the “Company Termination Fee”), which payment shall be made by wire transfer of immediately available funds within two (2) Business Days after the earlier to occur of the entry by the Company into an agreement with respect to an Acquisition Proposal or the consummation of any transaction which is the subject of an Acquisition Proposal, in each case, as referred to in subclause (3) of this Section 6.03(b)(i);

(ii) by Parent pursuant to Section 6.01(c)(ii), then the Company shall pay to Parent the Company Termination Fee;

(iii) by the Company pursuant to Section 6.01(d)(i), then the Company shall pay to Parent the Company Termination Fee; or

(iv) by (A) the Company or Parent pursuant to Section 6.01(b)(i) or (B) the Company or Parent pursuant to Section 6.01(b)(ii) (if the Law or Order giving rise to such termination right relates to an Antitrust Law) and, in each case, at the time of such termination, (1) the Offer Condition set forth in paragraph (B) of Annex I (if the Law or Order giving rise to such condition not having been satisfied relates to an Antitrust Law) or in paragraph (C) of Annex I shall not have been satisfied or waived (to the extent permitted by applicable Law) and (2) all other Offer Conditions shall have been satisfied (other than those Offer Conditions that by their terms are to be satisfied at the Closing; provided that such Offer Conditions would have been capable of being satisfied if the Closing were to occur on such Termination Date), then Parent shall pay to the Company the Parent Termination Fee.

(c) The Company Termination Fee payable by the Company under Section 6.03(b)(ii) and Section 6.03(b)(iii) shall be paid to Parent or its designee by the Company in immediately available funds (i) in the case of a Company Termination Fee payable by the Company under Section 6.03(b)(ii), within two (2) Business Days after the termination of this Agreement by Parent pursuant to Section 6.01(c)(ii) and (ii) in the case of a Company Termination Fee payable by the Company under Section 6.03(b)(iii), prior to or concurrently with, and as a condition to the effectiveness of, termination of this Agreement by the Company pursuant to Section 6.01(d)(i). The Parent Termination Fee payable by Parent to the Company under Section 6.03(b)(iv) shall be paid to the Company or its designee by Parent in immediately available funds (i) in the event of a termination by the Company, within two (2) Business Days after the termination of this Agreement pursuant to Section 6.03(b)(i) or Section 6.03(b)(ii), as applicable, and (ii) in the event of a termination by Parent, prior to or concurrently with, and as a condition to the effectiveness of, termination of this Agreement by Parent pursuant to Section 6.03(b)(i) or Section 6.03(b)(ii), as applicable.

(d) For purposes of Section 6.03(b)(i), “Acquisition Proposal” shall have the meaning assigned to such term in Section 5.02(g)(i), except that references to “twenty percent (20%)” in the definition thereof shall be deemed to be references to “fifty percent (50%)”.

(e) The parties acknowledge and agree that the agreements contained in this Section 6.03 are an integral part of the Transactions, and that, without these agreements, the parties would not enter into this Agreement. Accordingly, if the Company or Parent fails to pay when due any amount pursuant to this Section 6.03, and in order to obtain the payment, Parent or the Company, as applicable, commences an Action which results in a judgment against the Company or Parent, as applicable, for the payment set forth in this Section 6.03, then the Company or Parent, as applicable, shall also (i) reimburse Parent or the Company, as applicable, for all reasonable, out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees and expenses) incurred in connection with the collection of such overdue amount and the enforcement by Parent or the Company, as applicable, of its rights under this Section 6.03, and (ii) pay to Parent or the Company, as applicable, interest on such overdue amount from the date such payment was required to be paid until the date of payment at the prime lending rate as published in the Wall Street Journal in effect on the date such payment was required to be made. In no event shall (A) the Company be required to pay the Company Termination Fee in connection with the termination of this Agreement or the Transactions more than once or (B) Parent be required to pay the Parent Termination Fee in connection with the termination of this Agreement or the Transactions more than once, in each case, whether or not the Company Termination Fee or the Parent Termination Fee, as applicable, may be payable under more than one provision of this Agreement at the same or at different times and the occurrence of different events.

(f) Each of the parties acknowledges and agrees that any amounts payable by the Company or Parent, as applicable, pursuant to this Section 6.03, including the Company Termination Fee or the Parent Termination Fee, as applicable, does not constitute a penalty, but rather shall constitute liquidated damages in a reasonable amount that will compensate Parent, or the Company, as applicable, for the disposition of its rights under this Agreement in the circumstances in which such amounts are due and payable, which amounts would otherwise be impossible to calculate with precision. Notwithstanding anything in this Agreement to the contrary, in the event the Agreement is terminated under the circumstances in which the Company Termination Fee or the Parent Termination Fee is payable in accordance with Section 6.03(b), (i) (A) the payment by the Company of the Company Termination Fee pursuant to Section 6.03(b)(i), Section 6.03(b)(ii) or Section 6.03(b)(iii) (including, in each case, any additional amount payable pursuant to Section 6.03(e)) shall be the sole and exclusive remedy of Parent, Purchaser and each other Parent Related Party for all losses and damages suffered as a result of the failure of the Transactions to be consummated and (B) the payment by Parent of the Parent Termination Fee pursuant to Section 6.03(b)(iv) (including any additional amount payable pursuant to Section 6.03(e)) shall be the sole and exclusive remedy of the Company and each other Company Related Party for all losses and damages suffered as a result of the failure of the Transactions to be consummated and (ii) (A) (1) no Parent Related Party or any other person shall, and no Parent Related Party or any other person shall be entitled to, bring, threaten, commence, maintain or seek any recovery in connection with (and each Parent Related Party hereby irrevocably covenants not to bring, threaten, commence, maintain or seek any recovery in connection with) and (2) no Company Related Party shall have any liability for or with respect to, in the case of each of clauses (A)(1) and (A)(2), any action, suit, claim, proceeding, investigation, arbitration or inquiry against any Company Related Party arising out of this Agreement, any of the Transactions, any breach of any agreement or covenant or any inaccuracy in any representation or warranty set forth in this Agreement, any matters forming the basis for such termination or any loss suffered as a result of the failure of any of the Transactions to be consummated and (B) (1) no Company Related Party or any other person shall, and no Company Related Party or any other person shall be entitled to, bring, threaten, commence, maintain or seek any recovery in connection with (and each Company Related Party hereby irrevocably covenants not to bring, threaten, commence, maintain or seek any recovery in connection with) and (2) no Parent Related Party shall have any liability for or with respect to, in the case of each of clauses (B)(1) and (B)(2), any action, suit, claim, proceeding, investigation, arbitration or inquiry against any Parent Related Party arising out of this Agreement, any of the Transactions, any breach of any agreement or covenant or any inaccuracy in any representation or warranty set forth in this Agreement, any matters forming the basis for such termination or any loss suffered as a result of the failure of any of the Transactions to be consummated. Notwithstanding the foregoing, payment of the Company Termination Fee or the Parent Termination Fee when payable pursuant to Section 6.03(b) will not relieve either party from liability for any fraud or Willful Breach. The Company Termination Fee and the Parent

Termination Fee, as applicable, shall be exclusive of any value added tax, if applicable. Parent and the Company shall, to the extent permitted under applicable Law, take the position that the Company Termination Fee or the Parent Termination Fee, as applicable, is (i) not treated as a supply of goods or a supply of services under the Law governing value added tax of any applicable European Union member state or (ii) otherwise exempt from value added tax (“VAT”). Each party shall act in a manner consistent with the foregoing (including filing Tax Returns consistent therewith) and shall use reasonable best efforts to contest any contrary position in a Tax audit or similar proceeding. If, contrary to the position taken by the parties, a Tax Authority takes the position that VAT is chargeable on the Company Termination Fee or the Parent Termination Fee, as applicable, such VAT shall be borne by the Company or Parent, as applicable. If either the Company or Parent is required to account to the Tax Authority for such VAT, Parent or the Company shall provide the accounting party with a valid VAT invoice describing the amount of VAT chargeable on the Company Termination Fee or the Parent Termination Fee, as applicable, and the Company or Parent, as applicable, shall pay to the accounting party (in addition to the Company Termination Fee or the Parent Termination Fee, as applicable) an amount equal to the VAT due to the recipient within ten (10) Business Days after receiving such invoice. In such circumstances, the accounting party shall remit the VAT to the relevant Tax Authority. If, however, such VAT is payable by the non-accounting party as the VAT liable person pursuant to a reverse charge mechanism, the non-accounting party shall account for and pay such VAT to the competent Tax Authority without additional payment of such VAT to the accounting party.

ARTICLE VII

GENERAL PROVISIONS

SECTION 7.01 Non-Survival of Representations, Warranties and Agreements . The representations, warranties and agreements in this Agreement and in any certificate or other writing delivered pursuant to this Agreement and any covenants and agreements that by their terms contemplate performance prior to the Acceptance Time, shall not survive the Acceptance Time; provided that this Section 7.01 shall not limit Section 6.02 or any covenant or agreement of the parties which by its terms contemplates performance after the Acceptance Time. The terms of Article VII, as well as the covenants and other agreements set forth in this Agreement that by their terms apply, or that are to be performed in whole or in part, after the Acceptance Time shall survive the Acceptance Time in accordance with their terms.

SECTION 7.02 Notices . All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) (a) on the date of delivery if delivered personally, (b) if sent via electronic mail, (i) on the date of delivery if sent prior to 6:00 p.m. recipient’s local time (based on the location of the recipient as specified in this Section 7.02) (provided that no “bounce back” or similar message of non-delivery is received with respect thereto) and (ii) on the Business Day following the date of delivery if sent after 6:00 p.m. recipient’s local time (based on the location of the recipient as specified in this Section 7.02) and no “bounce back” or similar message of non-delivery is received with respect thereto, the Business Day following the date of transmission, (c) on the first (1st) Business Day following the date of dispatch if sent by a nationally recognized overnight courier (providing proof of delivery) or (d) on the second (2nd) Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid, in each case, to the respective parties at the following addresses (or at such other addresses for a party as shall be specified in a notice given in accordance with this Section 7.02):

(a)	if to Parent or Purchaser:

Genmab A/S

Carl Jacobsens Vej 30

2500 Valby

Denmark

Attention: Chief Legal Officer, Greg Mueller

Email: grmu@genmab.com; legal@genmab.com

with a copy (which shall not constitute notice) to:

Allen Overy Shearman Sterling US LLP

599 Lexington Avenue

New York, NY 10022

Attention: Clare O’Brien

 Derrick Lott

 Harald Halbhuber

Email:  cobrien@aoshearman.com

 derrick.lott@aoshearman.com

 harald.halbhuber@aoshearman.com

and

Allen Overy Shearman Sterling LLP

Apollolaan 15

1077AB Amsterdam

The Netherlands

Attention: Christiaan de Brauw

 Olivier Valk

Email:   christiaan.debrauw@aoshearman.com

 olivier.valk@aoshearman.com

(b)	if to the Company:

Merus N.V.

Uppsalalaan 17

3rd and 4th Floor

3584 CT Utrecht, the Netherlands

Attention: Chief Operating Officer, General Counsel, Peter B. Silverman

Email: p.silverman@merus.nl

with a copy (which shall not constitute notice) to:

Merus N.V.

Uppsalalaan 17

3rd and 4th Floor

3584 CT Utrecht, the Netherlands

Email: legal@merus.nl

and

Latham & Watkins LLP

200 Clarendon Street

Boston, MA 02116

Attention: Peter Handrinos, R. Scott Shean, Brian R. Umanoff

Email: peter.handrinos@lw.com; scott.shean@lw.com;

 brian.umanoff@lw.com

and

NautaDutilh N.V.

Beethovenstraat 400

1082 PR Amsterdam, the Netherlands

Attention: Paul C.S. van der Bijl

Email:  paul.vanderbijl@nautadutilh.com

SECTION 7.03 Certain Definitions .

(a) For purposes of this Agreement:

“Acceptable Confidentiality Agreement” means an executed confidentiality agreement that (a) does not contain any provision prohibiting or otherwise restricting the Company from making any of the disclosures required to be made by Section 5.02 or any other provision of this Agreement and (b) contains confidentiality provisions that are no more favorable in the aggregate to the counterparty than those contained in the Confidentiality Agreement; provided that such agreement need not include any “standstill” or similar restriction.

“Acquisition Agreement” means any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option or other similar agreement (other than an Acceptable Confidentiality Agreement entered into in accordance with the terms of Section 5.02) regarding, or that is intended to result in, or could reasonably be expected to lead to, any Acquisition Proposal.

“Affiliate” of a specified person means any other person that or who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person.

“Anti-Corruption Laws” means Laws relating to bribery, corruption or money laundering, including the FCPA, the UK Bribery Act of 2010 or any successor statute, rules or regulations thereto and the OECD Convention Combating Bribery of Foreign Public Officials in International Business Transactions.

“Antitrust Laws” means all antitrust, competition or trade regulation Laws or Laws (including the HSR Act) that are otherwise designed or intended to prohibit, restrict or regulate actions or transactions having the purpose or effect of monopolization, restraint of trade or lessening of competition.

“Back-End Articles Amendment” means the amendment to the Company’s articles of association in order to increase, in one or more tranches through the operation of transitional provisions to that effect, the Company’s authorized share capital (maatschappelijk kapitaal) in such a manner that the Back-End Share Issuance is permitted under such authorized share capital.

“Back-End Cancellation” means the cancellation (intrekking) of all New TopCo Shares A issued and outstanding at the Back-End Cancellation Effective Time, subject to the Back-End Loan having been made, pursuant to which cancellation each such New TopCo Share A is cancelled against (i) repayment in cash of the nominal value of each such New TopCo Share A (being $0.01), and (ii) a distribution in cash on each such New TopCo Share A amounting to the Offer Consideration minus the nominal value of each such New TopCo Share A (being $0.01), such that each Minority Shareholder (determined immediately prior to the Back-End Cancellation Effective Time) shall receive cash equal to the Offer Consideration multiplied by the number of New TopCo Shares A then held by such Minority Shareholder, without interest and subject to any applicable withholding Taxes pursuant to Section 1.09.

“Back-End Cancellation Effective Time” means 00:30 CET on the Merger Effective Date.

“Back-End Compulsory Acquisition” means the compulsory acquisition by Purchaser, Parent or any their Affiliates, of Common Shares from each Minority Shareholder in accordance with Section 2:92a or article 2:201a of the DCC, as applicable.

“Back-End Compulsory Acquisition Threshold” means the number of Common Shares collectively owned by Parent, Purchaser or any of their respective Affiliates representing at least ninety-five percent (95%) of the Company’s issued and outstanding capital (geplaatst en uitstaand kapitaal).

“Back-End Conversion and Amendment” means the amendment of the Company’s articles of association consistent with the principles outlined in Exhibit A and the conversion of the legal form of the Company into a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid).

“Back-End Loan” means the loan by Purchaser to New TopCo for a principal amount available to or at the sole discretion of New TopCo in cash out of immediately available funds equal to the product of (A) the number of New TopCo Shares A that will be issued and outstanding immediately prior to the Back-End Cancellation Effective Time and (B) the Offer Consideration.

“Back-End Merger” means a legal merger (juridische fusie) of the Company (as disappearing company) with and into New TopCo (as acquiring company), with New TopCo allotting New TopCo Shares A to the Minority Shareholders (excluding Purchaser) and New TopCo Shares B to Purchaser, in accordance with Sections 2:309 et. seq. of the DCC.

“Back-End Merger Deed” means the deed of merger to effect the Back-End Merger in accordance with the terms of the Back-End Merger Proposal and Back-End Merger Notes, substantially in the form set forth in Exhibit B attached hereto, with such changes as may be agreed by Purchaser and the Company.

“Back-End Merger Notes” means the explanatory notes to the Back-End Merger Proposal, substantially in the form set forth in Exhibit C attached hereto, with such changes as may be agreed by Purchaser and the Company.

“Back-End Merger Proposal” means the merger proposal among the Company, and New TopCo, substantially in the form set forth in Exhibit D and attached hereto, respectively, with such changes as may be agreed by Purchaser and the Company.

“Back-End Share Issuance” means the issuance, in one or more tranches, of such number of Common Shares by the Company to Purchaser that will result in the Back-End Compulsory Acquisition Threshold being achieved, at an issue price per Common Share equal to the Offer Consideration against contribution in kind by Purchaser of its receivable on Parent or any of its Affiliates arising from a subordinated promissory note issued by Parent or an Affiliate of Parent in an aggregate principal amount equal to the aggregate number of Common Shares to be so issued multiplied by the Offer Consideration.

“Back-End Threshold” means at least eighty percent (80%) of the Company’s issued and outstanding share capital (geplaatst en uitstaand kapitaal), excluding from both the numerator and denominator of such percentage determination any Common Shares held by the Company in treasury (or, if the Minimum Condition has been amended in accordance with the proviso in paragraph (A) of Annex I, then seventy-five percent (75%) of the Company’s issued and outstanding share capital (geplaatst en uitstaand kapitaal), excluding any Common Shares held by the Company in treasury).

“Bond Marketing Period” means, prior to the Bond Marketing Period Termination Date (i.e. on and after such date the Bond Marketing Period shall not apply), a period of at least 15 consecutive business days (as used in the Debt Commitment Letters (for purposes of this definition of Bond Marketing Period)) (ending on the earlier of (i) the Bond Marketing Period Termination Date and (ii) the business day no later than the business day immediately prior to the Closing Date) beginning on the first day after the date hereof on which the Company shall have delivered to Parent all Required Information, and throughout which all such Required Information remains Compliant through the end of the Bond Marketing Period; provided that (x) the Bond Marketing Period shall be deemed not to have commenced earlier than November 1, 2025, (y) the days from November 26, 2025 through November 28, 2025 shall not be included when counting such 15 consecutive business day period (and the period need not be consecutive to the extent it would have otherwise included any of those days), and (z) if such period has not ended on or prior to December 19, 2025, then it will be deemed to not have commenced prior to January 5, 2026; provided, that, the Bond Marketing Period shall end and been deemed fully satisfied on the earlier of (i) the Bond Marketing Period Termination Date and (ii) any earlier date prior to the expiration of the 15 consecutive business day period described above if the Financing is closed on such earlier date (including closing into escrow). If at any time the Company shall in good faith believe that it has provided the Required Information, it may deliver to Parent a written notice to that effect (stating when it believes it completed such delivery), in which case, the requirement to deliver the Required Information will be deemed to have been satisfied as of the date of delivery of such notice, unless Parent in good faith reasonably believes the Company has not completed the delivery of the Required Information on such date and, within two business days after the date of delivery of such notice, delivers a written notice to the Company to that effect (stating with specificity which Required Information the Company has not delivered) and, following delivery of such Required Information specified in such notice, the Bond Marketing Period will commence so long as all other conditions and requirements for the Bond Marketing Period to commence are satisfied; provided, that such written notice from Parent to the Company will not prejudice the Company’s right to assert that the Required Information was, in fact, delivered and is Compliant. For the avoidance of doubt, to the extent the Bond Marketing Period has been satisfied assuming the Closing Date were to occur at the end of such Bond Marketing Period, there shall be no requirement for any subsequent Bond Marketing Period (i.e. by way of example, if the Bond Marketing Period has commenced and been completed upon delivery of the Company Q3 Financial Statements, then no subsequent Bond Marketing Period shall be required).

“Bond Marketing Period Termination Date” means January 23, 2026 (the “Initial Bond Marketing Period Termination Date”); provided, that, if (A) (x) the Bond Marketing Period has not been completed prior to the Initial Bond Marketing Period Termination Date or (y) the conditions to trigger the 10-Q Expiration Time Extension have been met, and (B) either (i) the EGM has not been held by the Initial Bond Marketing Period Termination Date or (ii) the Antitrust Approvals have not been received prior to the Initial Bond Marketing Period Termination Date, then such Bond Marketing Period Termination Date shall be extended to March 31, 2026.

“Business Day” means any day (other than Saturday or Sunday) on which commercial banks banking in Copenhagen, Denmark; Amsterdam, The Netherlands; or New York, New York, United States are not required or permitted by Law to close.

“CET” means Central European Time (or Central European Summer Time, if the Back-End Merger Deed is executed on a date when daylight savings time is in effect in The Netherlands) on the Merger Effective Date.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Company Equity Plans” means the Company’s 2016 Incentive Award Plan, as amended.

“Company Group” means the Company and each Company Subsidiary collectively.

“Company Intellectual Property” means the Owned Intellectual Property and the Licensed Intellectual Property.

“Company IP Agreements” means: (a) all Contracts (other than Excepted Contracts) in effect as of the Agreement Date concerning any (1) Intellectual Property specifically relating to petosemtamab or (2) other material Intellectual Property, in each case of (1) and (2), to which the Company or a Company Subsidiary is a party and pursuant to which (i) any such Intellectual Property described in the foregoing clauses (1) or (2) of this clause (a), as applicable, is licensed or sublicensed by the Company or a Company Subsidiary to any other person to enforce or register such Intellectual Property or the Company or a Company Subsidiary otherwise permits any other person to use in a material way, enforce or register such Intellectual Property, or (ii) any such Intellectual Property described in the foregoing clauses (1) or (2) of this clause (a), as applicable, is licensed or sublicensed to the Company or a Company Subsidiary to make, use, sell, offer for sale, import, enforce or register any Intellectual Property or any person otherwise permits the Company or a Company Subsidiary to make, use, sell, offer for sale, import, enforce or register any such Intellectual Property; and (b) any consents, settlements, waivers, releases, Orders, injunctions or rulings, in each case of the foregoing in this clause (b), in effect or in existence, as applicable, as of the Agreement Date (i) relating to the use, validity, ownership, scope or enforceability of any (1) Intellectual Property specifically relating to petosemtamab or (2) other material Owned Intellectual Property or (ii) restricting the Company’s or the Company Subsidiary’s use or enforcement of any (1) Intellectual Property specifically relating to petosemtamab or (2) other material Owned Intellectual Property. For clarity, Company IP Agreements expressly exclude any and all Excepted Contracts.

“Company Material Adverse Effect” means any fact, event, circumstance, change, condition, development, occurrence or effect (each, an “Effect”) that, individually or in the aggregate with any other Effect, (a) has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the assets, business, financial condition or results of operations of the Company Group, taken as a whole, or (b) prevents or materially delays or impairs, the ability of the Company to consummate the Transactions; provided that, in the case of clause (a), in no event shall any Effect relating to the following, alone or in combination, be deemed to constitute, nor shall any of the following be taken into account in determining whether there has been, or would reasonably be expected to be a Company Material Adverse Effect: (i) any event, circumstance, change, condition, occurrence or effect to the extent resulting from or relating to (A) a change in general economic, political, regulatory, business, financial, debt, credit, banking, securities market or capital market conditions, or any changes therein, including interest, currency or exchange rates or in the price of any commodity, security or market index, trade disputes or the imposition or modification of trade sanctions, restrictions or tariffs, in the United States, The Netherlands or any other country or region in the world in which the Company or any of its Subsidiaries conduct business, including any adverse development regarding the European Union, one or more of its member states (including one or more member states leaving or being required to leave the European Union) and the Eurozone (including one or more member states leaving or being required to leave the Eurozone), (B) any change in applicable Law (or the enforcement or interpretation thereof), accounting requirements or principles required by IFRS or GAAP or (or the interpretation thereof) or required by any change in applicable Laws, in each case after the Agreement Date, (C) conditions (or changes in such conditions) in the life sciences, pharmaceutical or biotechnology industries in which the Company or its Subsidiaries operate, (D) any change in the market price, trading volume or ratings or outlook of any securities or indebtedness of the Company or any of its Subsidiaries, or the failure of the Company to meet any internal or public projections, forecasts, guidance, budgets, predictions or estimates of or relating to the Company or any of its Subsidiaries (it being understood that the underlying facts and circumstances giving rise to any such change or failure may, if they are not otherwise excluded from the definition of Company Material Adverse Effect, be deemed to constitute and may be taken into account in determining whether a Company Material Adverse Effect has occurred or will occur), (E) the existence, occurrence or continuation of any force majeure events, including any earthquakes, floods, hurricanes, tropical storms, fires or other natural or manmade disasters, any disease outbreak, epidemic or pandemic (including COVID-19) and any evolutions or mutations thereof or quarantine restrictions, or the worsening of any of the foregoing, the continuation, occurrence, escalation, outbreak or worsening of any civil unrest, protests and public demonstrations, cyberattacks, hostility, terrorism, police action, sabotage or military conflicts, whether or not pursuant to the declaration of an emergency or war, or war, (F) the execution and delivery of this Agreement or the announcement or the pendency of the Transactions (including by reason of the identity of Parent or Purchaser), including the impact thereof on the relationships, contractual or otherwise, of the Company and its Subsidiaries with employees, customers, landlords, suppliers, distributors or partners (including the termination, suspension or modification of any such relationships), (G) (1) any results, outcomes, data, adverse events, side effects or safety observations arising from any non-clinical or clinical studies or trials that are, have been or will be conducted by or on behalf of the Company, the Company Subsidiaries or any competitor of the Company (or the announcements thereof), (2) results of meetings or other interactions with the FDA or any other Governmental Authority (including any communications from the FDA or any Governmental Authority in connection with such meetings) relating to any Company Product or any product or product candidate of a Company competitor, (3) the determination by, or the delay of a determination by, or recommendation of, the FDA or any other Governmental Authority, or any panel or advisory body empowered or appointed thereby, with respect to the clinical hold, acceptance, filing, designation, approval, clearance, non-acceptance, termination, hold, refusal to file, refusal to designate, non-approval, disapproval or non-clearance of any of the Company Product or any product or product candidate of a Company competitor, in each case, including regulatory filings or clinical trials with respect to such Company Product or product or product candidate of such Company competitor, as applicable, (4) regulatory approval (or other clinical or regulatory developments), market entry or threatened market entry of any product that is competitive with or related to any Company Product, or any guidance, announcement or publication by any of the FDA or any other Governmental Authority relating to any Company Product or any product or product candidate of a Company competitor, except, in the case of this clause (G), for any of the foregoing arising from fraud by the Company or its Subsidiaries or (5) any manufacturing, supply or distribution chain disruptions or delays affecting the Company’s contract manufacturers, suppliers, distributors or other service providers, in each case with respect to any Company Product that also impact (x) the biopharmaceutical industry generally, or (y) compounds or products in the same class as the Company Products, (6) any developments relating to reimbursement, coverage or payor rules, in each case, affecting or with respect to any Company Product or (7) any recommendations, statements or other pronouncements published or proposed by professional medical organizations or any Governmental Authority, or any panel or advisory body empowered or appointed thereby, relating to any products or product candidates of the Company, its Subsidiaries or any of its competitors, (H) any Action brought or threatened by shareholders of the Company (whether on behalf of the Company or otherwise) asserting allegations of breach of fiduciary duty relating to this Agreement or violations of securities Laws in connection with the Schedule 14D-9, the EGM Materials, and any amendments or supplements thereto, (I) any actions taken or failure to take action, in each case, by Parent or any of its controlled Affiliates, or to which Parent has consented, or which Parent has requested or approved, (J) any departure or termination of any officers, directors, employees or independent contractors of the Company or its Subsidiaries, or (K) compliance with the express terms of, or the taking of any action expressly required by, this Agreement (excluding the Company operating in the ordinary course of business); provided further that if the exceptions set forth in subclauses (A), (B), (C) and (E) of this clause (i) have a disproportionate impact on the Company Group, taken as a whole, compared to other companies that operate in the industries in which the Company Group operates, then such disproportionate effects, changes, developments or occurrences may be taken into account in determining whether a Company Material Adverse Effect has occurred solely to the extent of such disproportionate impact or (ii) any failure to meet internal or published projections or forecasts for any period or a decline in the price or trading volume of the Common Shares (provided that, except as otherwise provided in this definition, the underlying causes of such failure or decline may be considered in determining whether there is a Company Material Adverse Effect).

“Company Product” means any pharmaceutical, product, diagnostic, medical device, or diagnostic assay that is researched, tested, developed, commercialized, manufactured, sold or distributed by or on behalf of a member of the Company Group and (i) that is owned or jointly owned (with any third party) by, licensed to, or otherwise used or held for use in the business of, a member of the Company Group, or for which a member of the Company Group has the right to receive payment in connection with the development, manufacture or sale of such pharmaceutical, product, diagnostic, medical device, or diagnostic assay, and (ii) with respect to which a GLP toxicology study is commenced prior to the Closing Date or, if a diagnostic, medical device, or diagnostic assay, it is at a substantially equivalent stage of development.

“Company Q3 Financial Statements” has the meaning given to it in the definition of Required Information.

“Company Related Parties” means the Company, any Affiliate thereof, any direct or indirect shareholder, partner, manager or other equity or security holder of the Company or any Affiliate thereof or any Representative of any of the foregoing.

“Company Subsidiary” means a Subsidiary of the Company.

“Company Works Council” means the works council (ondernemingsraad) of the Company.

“Compliant” means, with respect to the Required Information that (a) the Company shall not have announced any intention to restate any historical financial statements contained in the Required Financial Information or that any such restatement is under consideration, (b) the Company’s auditors have not withdrawn any audit opinion with respect to any financial statements contained in the Required Financial Information, and (c) the consolidated financial statements contained in the Required Financial Information are sufficient for the Company’s independent accounting firm to deliver a customary accountants’ comfort letter under AU Section 634 (including customary negative assurance) with respect to financial information regarding the Company and its Subsidiaries contained in any offering memoranda.

“Confidentiality Agreement” means the letter agreement, dated August 20, 2025, between Parent and the Company.

“Contract” means any legally binding written contract, subcontract, agreement, note, bond, mortgage, indenture, lease, sublease, license, sublicense, permit, franchise or other instrument, obligation, commitment or arrangement or understanding of any kind or character, and any amendments thereto.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, as trustee or executor, by Contract or credit arrangement or otherwise.

“DCC” means the Dutch Civil Code (Burgerlijk Wetboek).

“Employee” means any current or former officer or employee of the Company or any Company Subsidiary.

“Equity Interests” means any (a) shares or other equity interests or capital stock of any corporation, limited liability company, partnership, joint venture or other business association or entity, (b) options, warrants, calls, subscriptions or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued shares or other equity interests or capital stock of any corporation, limited liability company, partnership, joint venture or other business association or entity or (c) securities convertible into or exchangeable or exercisable for any such shares, capital stock or other equity interests, or (d) any other securities that are linked in any way to the price of the shares of capital stock of any other person or the value of all or any part of another person.

“ERISA” means the United States Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“ERISA Affiliate” means any corporation or trade or business under common control with the Company or any Company Subsidiary as determined under Sections 414(b), (c), (m) or (o) of the Code.

“Excepted Contract” means any and all (a) non-exclusive licenses for generally unmodified and commercially available shrink-wrap, click wrap and off-the-shelf software, (b) Contracts that (i) have expired on their own terms and have no continuing obligations, rights or interests (other than obligations to maintain confidentiality in the ordinary course of business), (ii) have been assigned to a third party (and to which the Company is no longer a party and has no obligations, rights or interests (other than obligations to maintain confidentiality in the ordinary course of business)) or (iii) were terminated prior to the Agreement Date that do not have any continuing obligations, rights or interests (other than obligations to maintain confidentiality in the ordinary course of business), (c) non-disclosure agreements entered into (i) in the ordinary course of business or (ii) in connection with discussions, negotiations, and transactions related to this Agreement or any transactions that were evaluated or pursued as an alternative to the transactions contemplated hereby, (d) materials transfer agreements, evaluation or feasibility study agreements, sponsored research agreements, quality agreements or clinical trial agreements, (e) Company Equity Plans, (f) Contracts with non-exclusive licenses that are (i) ancillary to a sale of products or services to customers or (ii) in connection with the provision of services from contract manufacturers, suppliers, distributors, contract research organizations or other service providers relating to the provision of discovery, research and development services or activities for the Company or Company Subsidiary, or (g) Contracts for the purchase of services, consumables, materials, equipment or supplies that are entered into in the ordinary course of business for an annual amount not in excess of $2,000,000.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Information” means any (a) pro forma financial statements, (b) description of all or any portion of the Financing, including such descriptions to be included in liquidity and capital resources disclosure and any “description of notes”, and other information customarily provided by a lead arranger, underwriter or initial purchaser or their counsel in a customary information memorandum or offering memorandum for a bank financing or debt securities, as applicable, including sections customarily drafted by a lead arranger or an initial purchaser or underwriter, such as those regarding confidentiality, timelines, syndication process, limitations of liability and plan of distribution, (c) risk factors relating to all or any component of the Financing, (d) any description of post-Closing capital structure, including descriptions of indebtedness or equity of Parent or any of its Affiliates (including the Company and its Subsidiaries on or after the Closing Date),

(e) any information regarding any post-Closing or pro forma cost savings, synergies or other pro forma adjustments or any pro forma or projected information, (f) financial statements or other information required by Rules 3-09, 3-10 or 3-16 of Regulation S-X under the Securities Act, information regarding executive compensation and related party disclosure rules related to SEC Release Nos. 33-8732A, 34-54302A and IC-27444A, any Compensation Discussion and Analysis or other information required by Item 402 of Regulation S-K under the Securities Act, (g) “segment” financial information, (h) information required by Item 601 of Regulation S-K and XBRL exhibits and (i) any other information customarily excluded from an offering memorandum for private placements of non-convertible high-yield debt securities under Rule 144A promulgated under the Securities Act.

“Excluded Transactions” means the transactions which require the affirmative vote of the Independent Directors pursuant to Section 1.05(f).

“Exclusively Licensed Intellectual Property” means all Intellectual Property that is exclusively licensed to the Company or a Company Subsidiary or with respect to which a third party otherwise grants to the Company or a Company Subsidiary an exclusive right to use such Intellectual Property.

“Expenses” means all reasonable out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, financing sources, hedging counterparties, experts and consultants to a party hereto and its Affiliates) incurred (whether or not billed) at any time (whether before or after the Agreement Date) by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the Transactions.

“FCPA” means the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder.

“FDA” means the United States Food and Drug Administration, or any successor agency thereto.

“Financing Sources” means the persons that have entered or will enter into commitment letters or agreements with Parent or any of its Affiliates in connection with the Financing (including any persons providing Alternative Financing) and any joinder agreements, indentures, credit or other agreements entered into pursuant thereto, including the agents, arrangers, lenders and other entities that have committed to provide or arrange all or part of the Financing, and their respective Affiliates and their and their respective Affiliates’ current, former or future officers, directors, employees, partners, trustees, shareholders, equityholders, managers, members, limited partners, controlling persons, agents and representatives and their respective successors and assigns.

“Foreign Investment Law” means any Laws that are designed to prohibit, restrict or regulate foreign investment.

“General Meeting” means the Company’s general meeting (algemene vergadering).

“Good Clinical Practices” means 21 C.F.R. Parts 50, 54, 56 and 812, and equivalent foreign Laws to which any member of the Company Group is subject.

“Good Laboratory Practices” means 21 C.F.R. Part 58, and equivalent foreign Laws to which the Company Group is subject.

“Good Manufacturing Practices” means 21 C.F.R. Part 210 and 211, and equivalent foreign Laws to which the Company Group is subject.

“Governmental Authority” means any federal, state, local or foreign or supranational government, regulatory or administrative authority or commission or other governmental authority or instrumentality, accrediting body, administrative contractor or fiscal intermediary, or self-regulatory organization, domestic or foreign, or any court, tribunal, or judicial or arbitral body, including the FDA and any other domestic or foreign entity that regulates or has jurisdiction over the quality, identity, strength, purity, safety, efficacy, testing, manufacturing, marketing, distribution, sale, storage, pricing, import or export of any of the Company Products and product candidates.

“Healthcare Laws” means all foreign, federal, state, and local Laws governing the regulation, provision or administration of, or billing or payment for, the Company Products, whether criminal or civil, including: (a) federal Laws relating to the Medicare and Medicaid programs and any other federal healthcare programs; (b) federal and state Laws relating to healthcare fraud and abuse, including the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)), the federal False Claims Act (31 U.S.C. §§ 3729 et. seq.), the federal False Statements Statute (42 U.S.C. § 1320a-7b(a)), the Exclusion Requirements of Laws (42 U.S.C. § 1320a-7), the Civil Monetary Penalties Law (42 U.S.C. § 1320a-7a and § 1320a-7b) and the Federal Program Fraud Civil Remedies Act (31 U.S.C. § 3801 et. seq.); (c) the federal Physician Payment Sunshine Act (42 U.S.C. § 1320a-7h), the regulations implemented thereunder and similar state Laws; (d) state Laws relating to Medicaid or any other state healthcare or health insurance programs; (e) the Federal Food, Drug, and Cosmetic Act; (f) Good Clinical Practices, Good Laboratory Practices and Good Manufacturing Practices; and (g) the Public Health Service Act (42 U.S.C. § 201 et. seq.); each of clauses (a) through (g) as amended; and all comparable foreign, federal, state and local Laws and the rules and regulations promulgated pursuant to all such Laws, each as amended.

“HIPAA” means the Health Insurance Portability and Accountability Act of 1996, as amended by HITECH, together with all implementing regulations thereof, as amended, including 45 CFR Part 160, Part 162 and Part 164, Subparts A, C, D and E and all implementing regulations.

“IFRS” means the International Financial Reporting Standards being the body of pronouncements as issued by the International Accounting Standards Board (IASB), including International Financial Reporting Standards and interpretations approved by the IASB, International Accounting Standards and Standing Interpretations Committee interpretations approved by the predecessor International Accounting Standards Committee.

“Intellectual Property” means all intellectual property in any jurisdiction worldwide, including (a) trademarks, service marks, trade names, trade dress, logos and corporate names and any other identifiers indicating the business or source of goods or services (in each case of the foregoing, whether registered, arising under common law or statutory law), and all goodwill connected with the use thereof and symbolized thereby; (b) patents (including reissues, divisionals, continuations and continuations-in-part, extensions and counterparts thereof), utility models, inventions and discoveries, statutory invention registrations, mask works, invention disclosures and industrial designs; (c) copyrights (including copyrights in software, data, databases and other compilations of data), moral rights and design rights (in each case of the foregoing, whether registered, arising under common law or statutory law, or otherwise); (d) registrations, applications, renewals and extensions for any of the foregoing in clauses (a) through (c); (e) rights to confidential and proprietary information, including trade secrets and rights in know-how, methodologies, pricing information, confidential research, clinical data, algorithms, models, processes, formulas, client lists and invention rights; (f) internet domain names; and (g) any and all other proprietary rights.

“Knowledge of the Company” or “Company’s Knowledge” means the actual knowledge (except to the extent such knowledge is protected by attorney-client privilege), as of the Agreement Date, of the individuals identified in Section 7.03(a)(i) of the Company Disclosure Schedule. With respect to matters involving Intellectual Property, actual or potential claims, investigations, or the provision of legal advice, “Knowledge of the Company” or “Company’s Knowledge” does not require that such individuals conduct or have conducted, obtain or have obtained, any freedom-to-operate opinions or similar opinions of counsel or any intellectual property clearance searches, and no knowledge of any third-party Intellectual Property that would have been revealed by such inquiries, opinions or searches will be imputed to such individuals or direct reports of such individuals.

“Leased Real Property” means any real property leased, subleased or licensed by any member of the Company Group.

“Liability” means any and all liabilities and obligations of any kind whether accrued, contingent, absolute, inchoate or otherwise.

“Licensed Intellectual Property” means all Intellectual Property that is licensed to the Company or a Company Subsidiary or with respect to which a third party otherwise grants to the Company or a Company Subsidiary a right to use such Intellectual Property.

“Liens” means any and all security interests, pledges, claims, charges, options, puts, calls, preemptive purchase rights, easements, restrictions, rights of first refusal, hypothecation, mortgages, liens and any other encumbrances on any property or asset of any kind or nature whatsoever.

“Merger Effective Date” means the date on which the Back-End Merger becomes effective, being the day after the date that the Back-End Merger Deed is executed (in each case determined by reference to CET).

“Merger Effective Time” means 00:00 CET on the Merger Effective Date.

“Minority Shareholders” means holders of Shares that were not tendered pursuant to the Offer or in the Subsequent Offering Period or, following the Merger Effective Time (if applicable), the holders of New TopCo Shares A.

“Nasdaq” means the Nasdaq Global Select Market.

“Nasdaq Copenhagen” means the Nasdaq subsidiary exchange (formerly known as the Copenhagen Stock Exchange) based in Copenhagen, Denmark.

“New TopCo” means a Company Subsidiary to be newly incorporated under the Laws of The Netherlands as a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) and wholly owned by the Company following the Agreement Date.

“New TopCo Shares A” means class A shares in the capital of New TopCo.

“New TopCo Shares B” means class B shares in the capital of New TopCo.

“Non-Employee Service Provider” means any current or former non-employee director, consultant or independent contractor of the Company or any Company Subsidiary.

“Order” means, with respect to any person, any award, decision, injunction, judgment, temporary restraining order, stipulation, order, ruling, subpoena, writ, decree, consent decree or verdict entered, issued, made or rendered by any arbitrator or Governmental Authority of competent jurisdiction affecting such person or any of its properties.

“Organizational Documents” means, with respect to a person, the articles of association (statuten) and bylaws (reglementen), or equivalent organizational documents, operating agreements, limited liability or limited company agreements or partnership agreements, or similar organizational agreements of such person.

“Owned Intellectual Property” means Intellectual Property owned (solely or jointly with a third party) by the Company or a Company Subsidiary.

“Parent B.V.” means Genmab B.V., an indirect wholly owned Subsidiary of Parent incorporated under the Laws of the Netherlands as a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid).

“Parent Related Parties” means Parent, Purchaser, each of their respective Affiliates, each of the direct and indirect shareholders, partners, managers or other equity or security holders of Parent, Purchaser or any of their respective Affiliates and any Representative of any of the foregoing.

“Parent Termination Fee” means $416,000,000.

“Parent Works Council” means the works council (ondernemingsraad) of Parent B.V.

“Permitted Lien” means (a) statutory Liens for Taxes not yet due and payable or the amount or validity of which is being contested in good faith in appropriate proceedings and for which appropriate reserves have been established in accordance with GAAP, (b) mechanics’, materialmen’s, carriers’, workers’, repairers’ and similar statutory Liens arising or incurred in the ordinary course of business which would not constitute a default under any Company Lease, (c) zoning, entitlement, building and other land use regulations imposed by governmental agencies having jurisdiction over any real property owned or leased by the Company or any Company Subsidiary, (d) deposits or pledges made in connection with, or to secure payment of, worker’s compensation, unemployment insurance, old age pension programs mandated under applicable legal requirements or other social security, (e) covenants, conditions, restrictions, easements, encumbrances and other similar matters of record affecting title to but not adversely affecting current occupancy, operation or use of any real property leased by any member of the Company Group in any material respect, (f) restrictions on the transfer of securities arising under federal and state securities laws, (g) any non-exclusive licenses or sublicenses to Intellectual Property granted to customers in connection with sales of Company products or service providers for the benefit of the Company Group, in each case, in the ordinary course of business, (h) Liens securing the obligations of the Company under any existing indebtedness that will be released on or prior to the Closing, (i) purchase money Liens and Liens securing rental payments under capital lease arrangements, (j) Liens that are released on or prior to Closing, (k) any statutory Liens caused by state statutes or principles of common law and specific agreements within some leases providing for landlord liens with respect to tenant’s personal property, fixtures or leasehold improvements at the subject premises which are not materially adverse to the current occupancy, operation or use of any real property leased by any member of the Company Group, (l) Liens imposed on the underlying fee interest in Leased Real Property, and (m) Liens securing indebtedness set forth on Section 7.03(a)(ii) of the Company Disclosure Schedule.

“person” means a natural person, individual, company, corporation, partnership, limited liability company, trust, association, unincorporated association or other entity or organization, including a government, political subdivision, agency or instrumentality of a government.

“Personally Identifiable Information” means any data or information relating to an identified or reasonably identifiable individual natural person, including any data or information that, alone or in combination with other data or information, can be used to identify, directly or indirectly, an individual natural person or that constitutes personal data, Protected Health Information (as defined by HIPAA), personally identifiable information, personal information or similar defined term under applicable Laws or any information that is governed, regulated or protected by one or more Laws concerning information relating to an identified or identifiable individual natural person.

“Plan” means any “employee benefit plan” (as defined in Section 3(3) of ERISA), whether written or unwritten and whether or not subject to ERISA, all bonus, stock option, stock purchase, restricted stock, restricted stock unit, phantom stock, stock appreciation right, incentive, deferred compensation, performance award, profit sharing, savings, vacation, retiree medical or life insurance, supplemental retirement, severance or other benefit plans, programs or arrangements, and all employment, termination, severance, change of control or other contracts or agreements to which the Company or any Company Subsidiary is a party, with respect to which the Company, any Company Subsidiary has any obligation or direct or indirect liability or which are maintained, contributed to or sponsored by the Company or any Company Subsidiary for the benefit of any Employee or Non-Employee Service Provider or any beneficiary of any Employee or Non-Employee Service Provider.

“Preferred Shares” (each, a “Preferred Share”) means preferred shares, nominal value €0.09 per share, in the capital of the Company.

“Privacy Laws” means all applicable Laws that govern privacy, data security, or the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security, disposal, destruction, disclosure or transfer of Personally Identifiable Information. Without limiting the generality of the foregoing, “Privacy Laws” includes: (a) the Federal Trade Commission Act, 15 U.S.C. §§ 41-58; (b) HIPAA; (c) the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003, 15 U.S.C. § 7701 et. seq.; (d) the Fair Credit Reporting Act, 15 U.S.C. § 1681 et. seq., as amended; (e) the Telephone Consumer Protection Act, 47 U.S.C. § 227, as amended; (f) the Telemarketing and Consumer Fraud and Abuse Prevention Act, 15 U.S.C. §§ 6101-6108, as amended; (g) all State law equivalents of the foregoing clauses (a) through (f); (h) the California Consumer Privacy Act, Cal. Civ. Code § 1798.140, et. seq., as amended by the California Privacy Rights Act of 2020; (i) all Personally Identifiable Information breach notification laws; (j) the General Data Protection Regulation (Regulation (EU) 2016/679), the Personal Information Protection Law, Data Security Law and Cybersecurity Law of China, the Danish Act on Data Protection and the Personally Identifiable Information, privacy, processing, security and confidentiality Laws of non-U.S. countries; and (k) binding implementing regulations concerning such Laws.

“Registered” means, with respect to Intellectual Property, that a registration, recordation, filing, renewal or application for such Intellectual Property has been granted by, or was filed and is pending before, a Governmental Authority or Internet domain name registrar, as applicable.

“Representatives” of any person shall mean the officers, directors, employees, accountants, consultants, legal counsel, accountants, investment bankers or other financial advisors, agents and other representatives of such person or any of its Affiliate.

“Required Financial Information” means (a) an audited consolidated balance sheet and the related audited consolidated statements of operations and comprehensive loss, cash flows and shareholders’ equity of the Company for (i) the fiscal years ending December 31, 2023 and December 31, 2024 (each of which Parent hereby acknowledges receiving) and (ii) each subsequent fiscal year ending at least sixty (60) calendar days prior to the Closing Date, in each case setting forth in comparative form, as applicable, the figures for the previous fiscal year and accompanied by an unqualified opinion of the Company’s and its Subsidiaries’ independent public accounting firm (which Parent hereby acknowledges receiving for the fiscal years ending December 31, 2023 and December 31, 2024) and (b) an unaudited condensed consolidated balance sheet and the related unaudited condensed consolidated statements of operations and comprehensive loss, cash flows and shareholders’ equity of the Company as of and for (i) the fiscal quarters ended March 31, 2025 and June 30, 2025 and (ii) each subsequent interim period ending at least forty (40) calendar days prior to the Closing Date and, in each case, for the corresponding period in the prior fiscal year (which shall be subject to SAS 100 review); provided that the filing by the Company with the SEC of the financial statements required in its Annual Report on Form 10-K or its Quarterly Report on Form 10-Q, as applicable, will be deemed to satisfy the requirements in the foregoing clauses (a) and (b) with respect to the Company and its Subsidiaries. No Required Financial Information shall be required to be provided after the date on which the Financing or any Alternative Financing has been consummated in full (including if the proceeds of the Financing or any Alternative Financing are placed into escrow upon consummation).

“Required Information” means (i) the unaudited condensed consolidated balance sheet and the related unaudited condensed consolidated statements of operations and comprehensive loss, cash flows and shareholders’ equity of the Company as of and for the fiscal quarter and nine months ended September 30, 2025 setting forth in comparative form, as applicable, the figures for the previous interim period (the “Company Q3 Financial Statements”) and (ii) if the proviso in the definition of Bond Marketing Period Termination Date applies such that the Bond Marketing Period Termination Date would extend through March 31, 2026, then Required Information shall include the audited consolidated balance sheet and the related audited consolidated statements of operations and comprehensive loss, cash flows and shareholders equity of the Company for the fiscal year ended December 31, 2025 setting forth in comparative form, as applicable, the figures for the previous fiscal year and accompanied by an unqualified opinion of the Company’s and its Subsidiaries’ independent public accounting firm; provided that the filing by the Company with the SEC of the financial statements required in its Quarterly Report on Form 10-Q or its Annual Report on Form 10-K, as applicable, will be deemed to satisfy the requirements in this definition.

“Research Program” means all research and development programs (including pre-clinical and clinical trials) with respect to any Company Product.

“Sanctioned Country” means any country or region that is (or the government of which is) or has been since June 30, 2023, the subject or target of a comprehensive embargo under Sanctions Laws (including, as of the Agreement Date, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic, the Crimea Region of Ukraine, Cuba, Iran, North Korea and Syria).

“Sanctioned Person” means any person that is the subject or target of sanctions or restrictions under Sanctions Laws or Ex-Im Laws, including (a) any person listed on any applicable U.S. or non-U.S. sanctions- or export-related restricted party list, including OFAC’s Specially Designated Nationals and Blocked Persons List, (b) any person that is, in the aggregate, fifty percent (50%) or greater owned, directly or indirectly, or otherwise controlled by a person or persons described in clause (a) of this definition or (c) any national of a Sanctioned Country.

“Sanctions Laws” means all U.S. and non-U.S. Laws relating to economic or trade sanctions, including the Laws administered or enforced by the United States (including by the U.S. Department of the Treasury, OFAC or the U.S. Department of State), the United Kingdom of Great Britain, the European Union or the United Nations Security Council.

“Shares” means the Common Shares and the Preferred Shares, collectively.

“Social and Economic Council” means the Social and Economic Council of the Netherlands (Sociaal-Economische Raad).

“Subsidiary” or “Subsidiaries” of any person shall mean (a) any entity of which more than fifty percent (50%) of the combined voting power of the outstanding voting stock is, directly or indirectly, beneficially owned by such person or by one or more other Subsidiaries of such person, (b) a partnership of which such person or one or more other Subsidiaries thereof is the general partner and has the power to direct the policies, management and affairs of such partnership, (c) a limited liability company of which such person or one or more other Subsidiaries thereof is the managing member and has the power to direct the policies, management and affairs of such company, (d) any other person (other than a corporation, partnership or limited liability company) in which such person or one or more other Subsidiaries of such person has at least a majority ownership and power to direct the policies, management and affairs thereof or (e) that would otherwise be deemed a “subsidiary” under Rule 12b-2 promulgated under the Exchange Act.

“Systems” means computer, information technology and data processing systems, facilities and services used or held for use by any member of the Company Group, including all software, hardware, firmware, servers, networks, data, communications facilities, platforms and related equipment, systems and services, and all content and related documentation associated with each of the foregoing.

“Tax” or “Taxes” means any U.S. federal, state, local and non-U.S. taxes of any kind whatsoever, including income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, stock, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, unclaimed property, sales, use, transfer, registration, value-added, alternative or add-on minimum, estimated and other similar taxes and any other assessment, fee, duty, levy or charge, imposed by any Governmental Authority, together with any interest, penalties and additions to tax imposed with respect thereto, whether disputed or not.

“Tax Authority” or “Tax Authorities” means any Governmental Authority competent to impose a liability in respect of Tax or responsible for the administration or collection of Tax.

“Tax Returns” means any returns, declarations, claims for refund, or information returns or statements, and reports relating to Taxes that are required to be filed with any Governmental Authority, including any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such return, declaration, claim for refund or information return or statement, as well as any schedule or attachment thereto and any amendment thereof.

“third party” means any person, including as defined in Section 13(d) of the Exchange Act, other than the Company, Parent or any of their respective Affiliates.

“Transactions” means the transactions contemplated by this Agreement, including the Offer and the Back-End Transactions but excluding the Excluded Transactions.

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar state or local Law.

“Willful Breach” means (a) with respect to any breach of a representation or warranty contained in this Agreement, a material breach of such representation or warranty that has been made with the knowledge of the breaching party and (b) with respect to any breaches or failures to perform any of the covenants or other agreements contained in this Agreement, a material breach, or a material failure to perform, that is a consequence of an act or omission undertaken by the breaching party with the knowledge that the taking of, or failure to take, such act would, or would be reasonably expected to, cause a material breach of this Agreement.

“Works Councils” means the Company Works Council and the Parent Works Council, collectively.

(b) The following terms have the meaning set forth in the Sections set forth below:

Defined Term	Location of Definition
Acceptance Time	§1.01(b)
Acquisition Proposal	§5.02(g)(i)
Action	§2.10
Adverse Recommendation Change	§5.02(d)
Affiliate Transaction	§2.22
Agreement	Preamble
Agreement Date	Preamble
Alternative Financing	§5.16(a)
Anti-Takeover Measure	§2.24
Article 14b Tax Ruling Requests	§5.17(a)(i)
Back-End Transactions	§1.07(b)
Back-End Transactions Resolutions	§1.04(a)(i)
Capitalization Date	§2.03(b)
Closing	§1.01(b)
Closing Date	§1.01(b)
Common Share(s)	Recitals
Company	Preamble

Defined Term	Location of Definition
Company Board	Recitals
Company Board Recommendation	§2.23(a)
Company CBAs	§2.12(a)
Company Disclosure Documents	§2.08(a)
Company Disclosure Schedule	Article II
Company Financial Advisor	§2.25
Company Leases	§2.13(b)
Company Option	§1.03(a)
Company Termination Fee	§6.03(b)(i)
Continuing Employee	§5.04(a)
Data Security Requirements	§2.19(a)
Debt Commitment Letter(s)	§3.08(a)
Debt Financing Agreements	§7.16
Discharge Resolutions	§1.04(a)(ii)
Dissolution	§1.07(b)
DPA	§2.20(f)
EGM	§1.04(a)
EGM Materials	§1.04(b)
Employee Clearance	§5.19(a)
Enforceability Exceptions	§2.04
Environmental Laws	§2.17(b)
Expiration Time	§1.01(d)
FDA Application Integrity Policy	§2.21(g)
Financing	§3.08(a)
Foundation Option Agreement	Recitals
GAAP	§2.07(b)
Governance Resolutions	§1.04(a)(iii)
Hazardous Materials	§2.17(c)
Healthcare Permits	§2.21(a)
HITECH	§7.03(a)
Indemnification Agreements	§5.03(a)
Indemnified Parties	§5.03(a)
Independent Directors	§1.05(a)
Initial Expiration Time	§1.01(d)
Initial Tax Ruling Requests Meeting	§5.17(a)(i)
Intervening Event	§5.02(g)(ii)
IRS	§2.11(a)
Latest Balance Sheet	§2.07(d)
Legal Restraint	Annex I
Liquidator	§1.07(b)
Material Contracts	§2.15(a)
Merger Code	Recitals
Minimum Condition	Annex I
Offer	Recitals
Offer Commencement Date	§1.01(a)

Defined Term	Location of Definition
Offer Condition(s)	§1.01(a)
Offer Consideration	Recitals
Offer Documents	§1.01(h)
Outside Date	§6.01(b)
Parent	Preamble
Parent Board	Recitals
party(ies)	Preamble
Payor	§1.09
Pre-Closing Period	§4.01(a)
Protection Foundation	Recitals
Proxy Clearance Date	§1.04(b)
Proxy Statement	§1.04(b)
Proxy Waiting Period Expiration Date	§1.04(b)
Purchaser	Preamble
Purchaser Directors	§1.05(a)
Regulatory Filings	§5.06(a)
Required Amount	§3.08(b)
Sarbanes-Oxley Act	§2.07(a)
Schedule 14D-9	§1.02(b)
Schedule TO	§1.01(h)
SEC	§1.01(e)(i)
SEC Reports	§2.07(a)
Securities Act	§2.07(a)
Subsequent Closing Date	§1.01(f)
Subsequent EGM	§1.04(e)
Subsequent Offering Period	§1.01(f)
Superior Proposal	§5.02(g)(iii)
Tax Ruling Requests	§5.17(a)(i)
Termination Date	§6.01
Trade Control Laws	§2.20(d)
U.S. Subsidiaries	§5.18
VAT	§6.03(f)
WCA	Recitals

SECTION 7.04 Interpretation and Rules of Construction. When a reference is made in this Agreement to an Annex, an Exhibit, an Article or a Section, such reference shall be to an Annex, an Exhibit, an Article or a Section of this Agreement unless otherwise indicated. The table of contents, index of defined terms and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “hereto”, “hereby”, “herein” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement. Documents, materials and information are deemed to have been “made available” to (i) Parent if such documents, materials or information were available for review by Parent or its

Representatives through the electronic data room hosted by Pandesa Corporation, doing business as ShareVault (the “Data Room”), and (ii) the Company if such documents, materials or information were delivered electronically to the Company or its Representatives by Parent or its Representatives in connection with the Transactions or, in either case, disclosed in an SEC Report filed and publicly available at least three (3) Business Days prior to the Agreement Date. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. Any agreement, instrument or Law defined or referred to herein means such agreement, instrument or Law as from time to time amended, modified or supplemented, unless otherwise specifically indicated. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded, and if the last day of such period is not a Business Day, the period shall end on the immediately following Business Day. Unless otherwise specifically indicated, all references to “dollars” and “$” will be deemed references to the lawful money of the United States. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. References to “days” shall mean “calendar days” unless expressly stated otherwise. No specific provision, representation or warranty shall limit the applicability of a more general provision, representation or warranty. The phrase “ordinary course of business” shall be deemed to be followed by the words “consistent with past practice” whether or not such words actually follow such phrase. Any reference in this Agreement to a date or time shall be deemed to be such date or time in the City of New York, New York, U.S.A., unless otherwise specified.

SECTION 7.05 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated, so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

SECTION 7.06 Entire Agreement. This Agreement, including the Annexes and Exhibits hereto, the Company Disclosure Schedule and the Confidentiality Agreement, and the other documents delivered in connection with this Agreement, constitutes the entire agreement among the parties with respect to the subject matter hereof and thereof and supersedes all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the Transactions.

SECTION 7.07 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties without the prior written consent of the other parties;

provided that Parent and Purchaser may assign all or any of their rights and obligations hereunder to any (a) Financing Source as collateral in respect of the Financing or Alternative Financing or (b) direct or indirect wholly owned Subsidiary of Parent so long as Parent continues to remain liable for all of such obligations as if no such assignment had occurred. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

SECTION 7.08 Parties in Interest. Other than (a) the provisions of Section 5.03 (which is for the benefit of the persons covered thereby and may be enforced by such persons), (b) the provisions of Section 1.04(a)(ii) and Section 1.05(e) (which are intended to be for the benefit of, and shall be enforceable by, the Company directors in office at the time of holding the EGM or Subsequent EGM, as applicable, and any Independent Director as referred to in Section 1.05 and all members of the Company Board resigning at the Acceptance Time), (c) the limitations on liability (and other protections arising from the covenants not to sue and related provisions) set forth in Section 6.03(f) (which are intended to be for the benefit of, and shall be enforceable by, the Company Related Parties and the Parent Related Parties (as applicable)) and (d) the provisions of Section 7.07 (clause (a) only) and Section 7.16 (which are intended to be for the benefit of the Financing Sources and may be enforced by the Financing Sources), this Agreement shall be binding upon and inure solely to the benefit of each party, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

SECTION 7.09 Remedies; Specific Performance. The parties acknowledge and agree that irreparable damage, for which monetary damages, even if available, would not be an adequate remedy, will occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Each party agrees that, in the event of any breach or threatened breach by any other party of any covenant or obligation contained in this Agreement, the non-breaching party shall be entitled (in addition to any other remedy that may be available to it whether in law or equity, including monetary damages, except as limited by Section 6.03) to (a) seek an Order of specific performance to enforce the observance and performance of such covenant or obligation and (b) seek an injunction restraining such breach or threatened breach; provided, however, that in no event shall (i) Parent or Purchaser be entitled to both the payment of the Company Termination Fee, on the one hand, and specific performance to cause the Company to consummate the Closing, on the other hand or (ii) the Company be entitled to both the payment of the Parent Termination Fee, on the one hand, and specific performance to cause Parent and Purchaser to consummate the Closing, on the other hand. Each party further agrees that no other party or any other person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 7.09, and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

SECTION 7.10 Governing Law; Jurisdiction.

(a) This Agreement, and any Action arising out of or relating to this Agreement, shall be governed by and construed in accordance with the Laws of the State of Delaware, without regard to choice or conflict of Law principles thereof, except to the extent that the provisions of the Laws of The Netherlands are mandatorily applicable to the Transactions or to the fiduciary duties of the Company Board, in which case such mandatorily applicable provisions of the Laws of The Netherlands shall govern.

(b) The parties agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the Transactions (whether brought by any party or any of its Affiliates or against any party or any of its Affiliates) shall be heard and determined in the Delaware Court of Chancery; provided that if the Delaware Court of Chancery does not have subject matter jurisdiction over such Action, such Action shall be heard and determined in the state or federal courts in the State of Delaware and any appellate court from any of such courts (the “Chosen Courts”). Consistent with the preceding sentence, each of the parties hereby (i) submits to the jurisdiction of such courts for the purpose of any Action arising out of or relating to this Agreement brought by either party; (ii) agrees that service of process will be validly effected by sending notice in accordance with Section 7.02; and (iii) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the Transactions may not be enforced in or by any of the above-named courts. Process in any such Action may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 7.02 shall be deemed effective service of process on such party.

SECTION 7.11 Waiver of Jury Trial. EACH OF THE PARTIES HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS. EACH OF THE PARTIES HEREBY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF AN ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) SUCH PARTY HAS CONSIDERED AND UNDERSTANDS THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.11.

SECTION 7.12 Amendment. This Agreement may be amended or supplemented by additional written agreements signed by the parties, or on behalf of, the parties, at any time prior to the Merger Effective Time; provided that after the Acceptance Time, no amendment may be made that would reduce the amount or change the type of the Offer Consideration or that would otherwise require the approval of the shareholders of the Company under applicable Law. This Agreement may not be amended except by an instrument in writing signed by each of the parties.

SECTION 7.13 Waiver. At any time prior to the Merger Effective Time, any party may (a) extend the time for the performance of any obligation or other act of any other party, (b) waive any inaccuracy in the representations and warranties of any other party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any agreement of any other party or any condition to its own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. The failure of any party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

SECTION 7.14 Company Disclosure Schedule. The parties hereto agree that the disclosures set forth in any particular section or subsection of the Company Disclosure Schedule shall be deemed to be an exception to (or, as applicable, a disclosure for the purposes of) (a) the representations and warranties (or covenants, as applicable) of the Company that are set forth in the corresponding section or subsection of this Agreement, and (b) any other representations and warranties (or covenants, as applicable) of the Company that are set forth in this Agreement, but in the case of this clause (b) each other section or subsection of the Company Disclosure Schedule to which such information reasonably relates as though fully set forth in such other section or subsection to the extent the applicability and relevance of such information to such other section or subsection is reasonably apparent on the face of such disclosure. Certain items and matters may be listed in the Company Disclosure Schedule for informational purposes only and may not be required to be listed therein by the terms of this Agreement. In no event shall the listing of items or matters in the Company Disclosure Schedule be deemed or interpreted to broaden, or otherwise expand the scope of, the representations and warranties or covenants contained in this Agreement. The mere inclusion of an item in the Company Disclosure Schedule as an exception to a representation or warranty or covenant (a) shall not be deemed an admission that such item represents a material exception or material event, fact, circumstance, change, effect, development or condition or that such item is material or would constitute a Company Material Adverse Effect, and no reference to, or disclosure of, any item or other matter in the Company Disclosure Schedule shall necessarily imply that any other undisclosed matter or item having a greater value or significance is material, and (b) shall not, including any disclosure relating to any possible breach or violation of, or conflict with, any Law or contract, and any statements with respect to the enforceability of contracts, or the existence or non-existence of third-party rights, be construed as an admission by the Company to any third party of any matter whatsoever (compliance with, or violation of any third party rights (including any Intellectual Property rights) or any Law or Order of any Governmental Authority), such disclosures having been made solely for the purposes of creating exceptions to the representations made herein or of disclosing any information required to be disclosed under this Agreement. Without limiting the foregoing, no reference to or disclosure of a possible breach or violation of, or conflict with, any Law or contract, and any statements with respect to the enforceability of contracts, or the existence or non-existence of third-party rights, Law or Order shall be construed as an admission or indication that a breach, violation or conflict exists or has actually occurred. Where the terms of a contract or other document have been summarized or described in the Company Disclosure Schedule, such summary or description does not purport to be a complete statement of the material terms of such contract or other document, and all such summaries and descriptions are qualified in their entirety by reference to the contract or document being summarized or described to the extent that a copy of such contract or document was made available to Purchaser or Parent prior to the Agreement Date.

SECTION 7.15 Counterparts; Electronic Delivery; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. Any such counterpart, to the extent delivered by fax or .pdf, .tif, .gif, ..jpg or similar attachment to email (any such delivery, an “Electronic Delivery”), shall be treated in all manner and respects as an original executed counterpart and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party may raise the use of an Electronic Delivery to deliver a signature, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of Electronic Delivery, as a defense to the formation of a Contract, and each party hereby forever waives any such defense, except to the extent that such defense relates to lack of authenticity. This Agreement shall become effective when each party shall have received a counterpart of this Agreement signed by each other party. Until and unless each party has received a counterpart of this Agreement signed by each other party, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

SECTION 7.16 Financing Sources. Notwithstanding anything in this Agreement to the contrary, each of the parties on behalf of itself and each of its Affiliates hereby: (a) agrees that all issues and questions concerning and against the Financing Sources in any way arising (directly or indirectly) out of or relating to this Agreement, or the Financing and any documents or definitive agreements entered into in connection with the Financing (including the Debt Commitment Letters) (collectively, the “Debt Financing Agreements”) or any of the transactions contemplated hereby or thereby or the performance of any services thereunder (whether based in contract, tort or otherwise) or the performance thereof, shall be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York, (b) agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Sources in any way arising (directly or indirectly) out of or relating to this Agreement, the Financing, the Debt Financing Agreements or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York, in each case, sitting in the Borough of Manhattan in the City of New York (and the appellate courts thereof) and each of the parties hereto submits for itself and its property with respect to any such action or proceeding to the exclusive jurisdiction of such courts with respect to such matters, (c) that service of process, summons, notice or document by registered mail addressed to it shall be effective service of process against it for any such action or proceeding brought in any such court, (d) to waive and hereby waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such action or proceeding in any such court, (e) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable law trial by jury in any legal action (whether in law or in equity, whether in contract or in tort or otherwise) brought against the Financing Sources in any way arising (directly or indirectly) out of or relating to this Agreement, the Financing, the Debt Financing Agreements or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, (f) agrees that none of the Financing Sources will have any liability to any of the parties hereto or their respective directors, officers, employees, agents, partners, managers, members or stockholders relating to or arising (directly or indirectly) out of this Agreement, the Financing, the Debt Financing Agreements or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, and such parties shall not bring or support any legal action (including any action, cause of action, claim, cross-claim or third party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise), against any of the Financing Sources relating to or in any way arising (directly or indirectly) out of this Agreement, the Financing, the Debt Financing Agreements or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, provided that the foregoing shall not impair, supplement, or otherwise modify any of the commitments or other obligations that the Financing Sources have under the Debt Commitment Letters to Parent or any of the rights of Parent against any of the Financing Sources under the Debt Commitment Letters and (g) agrees (i) that the Financing Sources are express third party beneficiaries of, and may enforce, any of the provisions in Section 7.07 (clause (a) only) and this Section 7.16 (or any of the defined terms used herein or therein) and (ii) to the extent any amendments to any provision of Section 7.07 (clause (a) only), Section 7.16 or Section 7.12 (or any of the defined terms used herein or therein or any other provision of this Agreement to the extent a modification, waiver or termination of such defined term or provision would modify the substance of such Section or, solely as they relate to such Section, the definitions of any terms used) are materially adverse to the Financing Sources, such provisions shall not be amended without the prior written consent of the Financing Sources that are party to the Debt Commitment Letters. Notwithstanding anything contained herein to the contrary, nothing in this Section 7.16 shall in any way affect any rights and remedies of any party hereto under the Debt Financing Agreements to the extent they are a party thereto.

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IN WITNESS WHEREOF, Parent, Purchaser and the Company have caused this Agreement to be executed as of the Agreement Date by their respective officers thereunto duly authorized.

GENMAB A/S

By:	/s/ Jan G. J. van de Winkel
Name: Jan G. J. van de Winkel
Title: President & Chief Executive Officer

By:	/s/ Anthony Pagano
Name: Anthony Pagano
Title: Executive Vice President & Chief Financial Officer

GENMAB HOLDING II B.V.

By:	/s/ Jan G. J. van de Winkel
Name: Jan G. J. van de Winkel
Title: Authorized Signatory

[Signature Page to Transaction Agreement]

MERUS N.V.

By:	/s/ Sven (Bill) Ante Lundberg
Name: Sven (Bill) Ante Lundberg, M.D.
Title: President and Chief Executive Officer

[Signature Page to Transaction Agreement]

Annex I

Offer Conditions

Capitalized terms used in this Annex I and not defined in this Annex I shall have the meanings set forth in the Agreement.

Notwithstanding any other provision of the Agreement or the Offer and in addition to (and not in limitation of) Parent’s and Purchaser’s right and obligation to extend, terminate, amend or modify the Offer pursuant to the provisions of the Agreement, subject to any applicable rules and regulations of the SEC, neither Parent nor Purchaser shall be required to accept for payment or pay for any Common Share validly tendered and not properly withdrawn pursuant to the Offer unless, as of the scheduled Expiration Time:

A.

there shall have been validly tendered in accordance with the terms of the Offer, and not properly withdrawn, a number of Common Shares that, together with the Common Shares then owned by Parent, Purchaser and their respective Affiliates, any Common Shares irrevocably and unconditionally (or conditionally only on the Closing having occurred) sold and committed to be transferred, but not yet transferred, to Purchaser in writing, represents at least eighty percent (80%) of the Company’s issued and outstanding share capital (geplaatst en uitstaand kapitaal), excluding from both the numerator and denominator of such percentage determination any Common Shares held by the Company in treasury immediately prior to the Expiration Time (the “Minimum Condition”); provided that if the Minimum Condition is then-unsatisfied, but all other Offer Conditions are then-satisfied or waived, and Purchaser has extended the Offer as required by Section 1.01(e), Purchaser may, by written notice to the Company, amend the reference to “eighty percent (80%)” in the foregoing definition of the Minimum Condition to “seventy-five percent (75%)”;

B.

no Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any decision, injunction, decree, ruling, Law or Order (whether temporary, preliminary or permanent) that is in effect and enjoins or otherwise prohibits or makes illegal the consummation of the Offer, the Back-End Transactions (or any component thereof) or the other Transactions (any such decision, injunction, decree, ruling, Law or Order, a “Legal Restraint”);

C.

the Antitrust Approvals shall have been received and be in full force and effect, including the relevant waiting periods (and any extension thereof) under the HSR Act shall have expired or been terminated;

D.

(i) each of the representations and warranties of the Company in Section 2.01(a), the second sentence of Section 2.01(b), Section 2.02, Section 2.03, Section 2.04, Section 2.23, Section 2.24 and Section 2.26 shall, if qualified by materiality or “Company Material Adverse Effect” be true and correct in all respects, or if not so qualified, be true and correct in all material respects (except for the representations and warranties of the Company in Section 2.03(a) and the first sentence of Section 2.03(b), which shall be true and correct in all respects, except for de minimis deviations), in each case, as of the Agreement Date and the Expiration Time with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are, by their terms, made as of a specified date, in which case such representations and warranties shall be so true and correct as of such specified date), and (ii) each of the other representations and warranties contained in Article II (disregarding all qualifications set forth therein relating to “materiality”, “Company Material Adverse Effect” or other qualifications based on the word “material” or similar phrases) shall be true and correct as of the Agreement Date and as of the Expiration Time with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are, by their terms, made as of a specified date, in which case such representations and warranties shall be so true and correct as of such specified date), except where the failure of such representations and warranties in this clause (ii) to be so true and correct would not have a Company Material Adverse Effect;

E.

the Company shall have performed or complied in all material respects with each of the agreements, covenants and obligations required by the Agreement to be performed or complied with by it at or prior to the Expiration Time;

F.	since the Agreement Date, there shall not have occurred a Company Material Adverse Effect;

G.	the resignations of the members of the Company Board as contemplated by Section 1.05(a) of the Agreement, shall have been obtained;

H.

the Governance Resolutions and the Back-End Transactions Resolutions shall have been adopted at the EGM or a Subsequent EGM, and in each case, shall not have been revoked, modified or amended in any way at any General Meeting held after the date of the EGM or the relevant Subsequent EGM, as applicable;

I.	the Employee Clearance shall have been obtained;

J.

the Company shall have delivered to Parent a certificate signed by an executive officer of the Company, dated as of the Expiration Time, certifying that the Offer Conditions specified in paragraphs (D), (E), (F), and (H) of this Annex I have been satisfied;

K.	the Bond Marketing Period shall have commenced and shall have ended; provided, that this paragraph (K) shall not be applicable after the Bond Marketing Period Termination Date; and

L.	the Agreement shall not have been terminated in accordance with its terms.

The foregoing conditions in this Annex I are for the sole benefit of Parent and Purchaser (except for the conditions set forth in paragraphs (A) and (L) of this Annex I) and may be asserted by Parent or Purchaser regardless of the circumstances giving rise to any such conditions and, other than the Minimum Condition and the condition set forth in paragraph (L) of this Annex I, may be waived (to the extent such waiver is not prohibited under this Agreement or by applicable Law) by Parent or Purchaser in whole or in part at any time and from time to time in their sole discretion, in each case, subject to the terms of the Agreement. The foregoing conditions shall be in addition to, and not a limitation of, the rights and obligations of Parent or Purchaser to extend, terminate, amend or modify the Offer in accordance with the terms and conditions of the Agreement and the applicable rules and regulations of the SEC. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time. In addition, each of the foregoing conditions is independent of any of the other foregoing conditions; the exclusion of any event from a particular condition does not mean that such event may not be included in another condition.

Exhibit A

Principles of Amended Articles of Association after Conversion

(See Attached)

Exhibit B

Form of Back-End Merger Deed

(See Attached)

Exhibit C

Form of Back-End Merger Notes

(See Attached)

Exhibit D

Form of Back-End Merger Proposal

(See Attached)